FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2011

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X    Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Table of Contents

Company Information
Capital Breakdown	1
Cash Dividends	2
Individual Financial Statements
Balance Sheet – Assets	3
Balance Sheet – Liabilities	4
Statement of Income	6
Comprehensive Statement of Income	7
Statement of Cash Flows	8
Statement of Changes in Shareholders’ Equity
1/1/2011 to 9/30/2011	9
1/1/2010 to 9/30/2010	10
Statement of Value Added	11
Consolidated Financial Statements
Balance Sheet - Assets	12
Balance Sheet - Liabilities	13
Statement of Income	15
Statement of Comprehensive Income	16
Statement of Cash Flows	17
Statement of Changes in Shareholders’ Equity
1/1/2011 to 9/30/2011	18
1/1/2010 to 9/30/2010	19
Statement of Value Added	20
Notes to the Financial Statements	21
Other Information Deemed as Relevant by the Company	131

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Company Information / Capital Breakdown

Number of Shares (thousand)	Current Quarter 9/30/2011
Paid in Capital
Common	99,680
Preferred	160,539
Total	260,219
Treasury Shares
Common	0
Preferred	233
Total	233

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Company Information / Cash Dividends

Event	Approval	Type	Date of Payment	Type of Share	Class of Share	Amount per share(Reais/ share)
Board of Directors Meeting	5/12/2011	Dividend	5/27/2011	Preferred	Class A Preferred Share	0.09000
Board of Directors Meeting	5/12/2011	Dividend	5/27/2011	Common		0.08181
Board of Directors Meeting	7/25/2011	Dividend	8/10/2011	Preferred	Class A Preferred Share	0.09000
Board of Directors Meeting	7/25/2011	Dividend	8/10/2011	Common		0.08181

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Individual Financial Statements/Balance Sheet - Assets

R$ (in thousands)

Code	Description	Current Quarter 9/30/2011	Previous Year 12/31/2010
1	Total Assets	15,784,470	15,989,211
1.01	Current Assets	4,149,086	4,687,886
1.01.01	Cash and Cash Equivalents	1,287,262	1,757,576
1.01.03	Accounts Receivable	564,772	931,346
1.01.03.01	Customers	498,321	880,370
1.01.03.02	Other Accounts Receivable	66,451	50,976
1.01.04	Inventories	1,767,468	1,573,254
1.01.06	Recoverable Taxes	417,440	363,762
1.01.06.01	Current Recoverable Taxes	417,440	363,762
1.01.07	Prepaid Expenses	89,516	58,789
1.01.08	Other Current Assets	22,628	3,159
1.01.08.03	Other	22,628	3,159
1.02	Noncurrent Assets	11,635,384	11,301,325
1.02.01	Long-Term Assets	1,842,757	1,740,803
1.02.01.03	Accounts Receivable	51,885	52,785
1.02.01.03.02	Other Accounts Receivable	51,885	52,785
1.02.01.06	Deferred Taxes	244,741	340,191
1.02.01.06.01	Deferred Income and Social Contribution Taxes	244,741	340,191
1.02.01.07	Prepaid Expenses	28,654	36,540
1.02.01.08	Receivables from Related Parties	1,086,034	804,556
1.02.01.08.02	Receivables from Subsidiaries	1,021,424	776,117
1.02.01.08.03	Receivables from Controlling Shareholders	1,848	-
1.02.01.08.04	Receivables from Other Related Parties	62,762	28,439
1.02.01.09	Other Noncurrent Assets	431,443	506,731
1.02.01.09.03	Receivables Securitization Fund	122,693	117,613
1.02.01.09.04	Recoverable Taxes	8,975	119,802
1.02.01.09.05	Deposits for Court Appeals	299,775	269,316
1.02.02	Investments	4,011,122	4,088,102
1.02.02.01	Shareholding Interest	4,011,122	4,088,102
1.02.02.01.01	Interest in Associated Companies	2	-
1.02.02.01.02	Interest in Subsidiaries	4,011,115	4,088,097
1.02.02.01.04	Other Equity Interest	5	5
1.02.03	Property, Plant and Equipment	4,999,703	4,801,998
1.02.03.01	In operation	4,593,329	4,249,971
1.02.03.02	Leased	45,250	26,639
1.02.03.03	In Progress	361,124	525,388
1.02.04	Intangible Assets	781,802	670,422
1.02.04.01	Intangible Assets	781,802	670,422
1.02.04.01.02	Intangible Assets	781,802	670,422

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Individual Financial Statements/Balance Sheet – Liabilities

R$ (in thousands)

Code	Description	Current Quarter 9/30/2011	Previous Year 12/31/2010
2	Total Liabilities	15,784,470	15,989,211
2.01	Current Liabilities	3,001,426	4,761,610
2.01.01	Payroll and Labor Liabilities	313,978	258,234
2.01.01.01	Payroll Liabilities	33,373	36,249
2.01.01.02	Labor Liabilities	280,605	221,985
2.01.02	Vendors	1,797,180	2,219,699
2.01.02.01	Local Vendors	1,719,164	2,170,234
2.01.02.02	Foreign Vendors	78,016	49,465
2.01.03	Tax Liabilities	56,895	143,886
2.01.03.01	Federal Tax Liabilities	56,895	143,886
2.01.03.01.02	Other (PIS, COFINS, IOF, INSS, Funrural)	56,895	143,886
2.01.04	Loans and Borrowings	465,345	1,228,030
2.01.04.01	Loans and Borrowings	174,044	686,566
2.01.04.01.01	In Local Currency	82,499	284,568
2.01.04.01.02	In Foreign Currency	91,545	401,998
2.01.04.02	Debentures	261,786	520,675
2.01.04.03	Financing by Leasing	29,515	20,789
2.01.05	Other Liabilities	281,771	853,909
2.01.05.01	Liabilities with Related Parties	109,894	513,820
2.01.05.01.01	Debts with Associated Companies	1,762	5,320
2.01.05.01.02	Debts with Subsidiaries	93,577	491,076
2.01.05.01.03	Debts with Controlling Shareholders	11,293	-
2.01.05.01.04	Debts with Other Related Parties	3,262	17,424
2.01.05.02	Other	171,877	340,089
2.01.05.02.01	Dividends and Interest on Equity Payable	28	114,654
2.01.05.02.04	Public Utilities	2,940	3,450
2.01.05.02.05	Rent	23,651	22,887
2.01.05.02.06	Advertising	32,082	31,396
2.01.05.02.07	Onlending to Third Parties	7,012	7,622
2.01.05.02.08	Financing by Purchase of Assets	14,211	14,211
2.01.05.02.09	Other Accounts Payable	91,953	145,869
2.01.06	Provisions	86,257	57,852
2.01.06.02	Other Provisions	86,257	57,852
2.01.06.02.02	Provisions for Restructuring	6,054	6,372
2.01.06.02.05	Taxes Paid by Installments	80,203	51,480
2.02	Noncurrent Liabilities	5,326,065	4,129,012
2.02.01	Loans and Borrowings	3,799,857	2,523,960
2.02.01.01	Loans and Borrowings	2,201,037	1,390,359
2.02.01.01.01	In Local Currency	1,486,684	1,059,583
2.02.01.01.02	In Foreign Currency	714,353	330,776
2.02.01.02	Debentures	1,529,333	1,067,472
2.02.01.03	Financing by Leasing	69,487	66,129
2.02.02	Other Liabilities	1,358,378	1,274,624
2.02.02.02	Other	1,358,378	1,274,624
2.02.02.02.03	Taxes Paid by Installments	1,346,705	1,269,246
2.02.02.02.04	Other Accounts Payable	11,673	5,378
2.02.04	Provisions	167,830	326,857
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	167,830	326,857
2.02.04.01.01	Tax Provisions	88,152	236,564

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Individual Financial Statements/Balance Sheet – Liabilities

R$ (in thousands)

Code	Description	Current Quarter 9/30/2011	Previous Year 12/31/2010
2.02.04.01.03	Provision for Benefits to Employees	30,991	39,765
2.02.04.01.04	Civil Provisions	48,687	50,528
2.02.06	Backlog Profit and Revenues	-	3,571
2.02.06.02	Backlog Revenues	-	3,571
2.03	Shareholders’ Equity	7,456,979	7,098,589
2.03.01	Paid-in Capital Stock	6,129,156	5,579,259
2.03.02	Capital Reserves	377,342	463,148
2.03.02.02	Special Goodwill Reserve in Merger	238,930	344,605
2.03.02.04	Granted Options	131,014	111,145
2.03.02.07	Capital Reserve	7,398	7,398
2.03.04	Profit Reserves	416,932	841,784
2.03.04.01	Legal Reserve	212,339	212,339
2.03.04.05	Retention of Profits Reserve	(258,660)	(213,158)
2.03.04.10	Expansion Reserve	463,253	842,603
2.03.05	Accumulated Profit/Losses	311,849	-
2.03.06	Equity Valuation Adjustments	221,700	214,398

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Individual Financial Statements/Statement of Income

R$ (in thousands)

Code	Description	Current Quarter	YTD Current	Same Quarter of	YTD Previous
		7/1/2011 to 9/30/2011	Year	Previous Year	Year
			1/1/2011 to 9/30/2011	7/1/2010 to 9/30/2010	1/1/2010 to 9/30/2010
3.01	Gross Revenue from Goods and/or Services	3,885,163	11,728,257	3,683,047	11,283,372
3.02	Cost of Goods Sold and/or Services Sold	(2,756,707)	(8,423,271)	(2,657,378)	(8,282,428)
3.03	Gross Profit	1,128,456	3,304,986	1,025,669	3,000,944
3.04	Operating Income/Expenses	(822,924)	(2,522,975)	(771,245)	(2,324,324)
3.04.01	Selling Expenses	(633,087)	(1,893,999)	(569,428)	(1,738,010)
3.04.02	General and Administrative	(151,952)	(425,202)	(128,268)	(390,683)
3.04.04	Other Operating Income	(3,096)	(79,491)	(8,455)	(29,294)
3.04.04.01	Income with Permanent Assets	(1,175)	(1,597)	(2,107)	(3,689)
3.04.04.03	Noncurrent Income	(1,921)	(77,894)	(6,348)	(25,605)
3.04.05	Other Operating Expenses	(75,447)	(214,931)	(73,458)	(259,651)
3.04.05.01	Depreciation/Amortization	(74,941)	(214,425)	(68,661)	(199,364)
3.04.05.02	Other Operating Expenses	(506)	(506)	(4,797)	(60,287)
3.04.06	Equity in the Earnings of Subsidiaries and Associated Companies	40,658	90,648	8,364	93,314
3.05	Income before Financial Income and Taxes	305,532	782,011	254,424	676,620
3.06	Financial Result	(129,384)	(359,767)	(71,786)	(205,115)
3.06.01	Financial Income	86,594	250,413	73,687	182,218
3.06.02	Financial Expenses	(215,978)	(610,180)	(145,473)	(387,333)
3.07	Earnings before income taxes	176,148	422,244	182,638	471,505
3.08	Income and Social Contribution Taxes on Income	(42,694)	(65,350)	(47,101)	(105,589)
3.08.01	Current	-	-	(13,685)	(3,285)
3.08.02	Deferred	(42,694)	(65,350)	(33,416)	(102,304)
3.09	Net Income from Continued Operations	133,454	356,894	135,537	365,916
3.11	Income/Loss for the Period	133,454	356,894	135,537	365,916
3.99	Earnings per Share - (Reais/Share)
3.99.01	Earnings Basic per Share
3.99.01.01	ON	0.58	1.30	0.64	1.34
3.99.01.02	PN	0.64	1.43	0.71	1.47

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Individual Financial Statements/Statement of Cash Flows – Indirect Method

R$ (in thousands)

Code	Description	YTD Current	YTD Previous
		Year	Year
		1/1/2011 to 9/30/2011	1/1/2010 to 9/30/2010
6.01	Cash Flow provided by Operating Activities	(8,352)	(495,822)
6.01.01	Cash Generated in the Operations	1,004,803	784,041
6.01.01.01	Net Income for the Year	356,894	365,916
6.01.01.02	Deferred Income Tax	65,350	102,304
6.01.01.03	Loss or disposal of properties and equipment	1,597	3,689
6.01.01.04	Depreciation/Amortization	214,425	199,364
6.01.01.05	Unedited Financial Expenses	437,793	146,887
6.01.01.06	Adjustment to Present Value	392	4,402
6.01.01.07	Equity Pickup	(90,648)	(93,314)
6.01.01.08	Provision for Contingencies	(869)	35,200
6.01.01.09	Provision for Write-offs and Losses in Property and Equipment	-	(1,269)
6.01.01.10	Share-Based Payment	19,869	20,862
6.01.02	Changes in Assets and Liabilities	(1,013,155)	(1,279,863)
6.01.02.01	Accounts Receivable	117,477	51,781
6.01.02.02	Inventories	(194,214)	(24,851)
6.01.02.03	Recoverable Taxes	93,593	(103,819)
6.01.02.04	Other Assets	(42,310)	(137,839)
6.01.02.05	Related Parties	(450,685)	(488,448)
6.01.02.06	Judicial Deposits	(44,413)	(43,857)
6.01.02.07	Vendors	(422,519)	(501,503)
6.01.02.08	Payroll Charges	55,744	38,447
6.01.02.09	Taxes and Social Contributions Payable	(66,818)	6,003
6.01.02.10	Other Accounts Payable	50,980	(57,002)
6.01.02.11	Contingencies	(109,990)	(18,775)
6.02	Cash flow used in Investmenting Activities	(545,041)	(605,055)
6.02.01	Capital Increase in Subsidiaries	(111)	(28,553)
6.02.02	Acquisition of Property and Equipment	(542,380)	(558,427)
6.02.03	Increase in Intangible Assets	(22,945)	(20,986)
6.02.04	Proceeds From sale of Property and Equipment	20,395	2,911
6.03	Net Cash provided by (used in) from Financing Activities	83,079	586,129
6.03.01	Capital Increase/Decrease	22,722	30,240
6.03.02	Funding and Refinancing	1,464,303	823,878
6.03.03	Payments	(875,155)	(54,762)
6.03.04	Interest Paid	(369,120)	(81,280)
6.03.05	Payment of Dividends	(159,671)	(131,947)
6.05	Increase (Decrease) in Cash and Cash Equivalents	(470,314)	(514,748)
6.05.01	Cash and Cash Equivalents, Beginning of Year	1,757,576	1,928,437
6.05.02	Closing Balance of Cash and Cash Equivalents, end of Year	1,287,262	1,413,689

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Individual Financial Statements / Statement of Changes in Shareholders’ Equity  – 1/1/2011 to 9/30/2011

R$ (in thousands)

Code	Description	Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Accumulated Profit/Losses	Other Comprehensive Income	Shareholders’ Equity
5.01	Opening Balance	5,579,259	463,148	1,056,182	-	-	7,098,589
5.03	Adjusted Opening Balance	5,579,259	463,148	1,056,182	-	-	7,098,589
5.04	Capital Transactions with Partners	549,897	(85,806)	(421,500)	(45,045)	-	(2,454)
5.04.01	Capital Increases	22,722	-	-	-	-	22,722
5.04.03	Recognized Granted Options	-	19,869	-	-	-	19,869
5.04.06	Dividends	-	-	-	(45,045)	-	(45,045)
5.04.08	Reserve Capitalization	527,175	(105,675)	(421,500)	-	-	-
5.05	Total Comprehensive Income	-	-	-	356,894	-	356,894
5.05.01	Net Income for the Period	-	-	-	356,894	-	356,894
5.06	Internal Changes of Shareholders’ Equity	-	-	3,950	-	-	3,950
5.06.01	Constitution of Reserve	-	-	3,950	-	-	3,950
5.07	Closing Balance	6,129,156	377,342	638,632	311,849	-	7,456,979

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Individual Financial Statements/Statement of Changes in Shareholders’ Equity  – 1/1/2010 to 9/30/2010

R$ (in thousands)

Code	Description	Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Accumulated Profit/Losses	Other Comprehensive Income	Shareholders’ Equity
5.01	Opening Balance	5,374,751	647,232	602,237	-	-	6,624,220
5.03	Adjusted Opening Balance	5,374,751	647,232	602,237	-	-	6,624,220
5.04	Capital Transactions with Partners	199,628	(63,690)	(81,440)	(38,805)	-	15,693
5.04.01	Capital Increases	30,240	-	-	-	-	30,240
5.04.03	Recognized Granted Options	-	20,218	-	-	-	20,218
5.04.05	Treasury Shares Sold	-	-	4,040	-	-	4,040
5.04.06	Dividends	-	-	-	(38,805)	-	(38,805)
5.04.08	Reserve Capitalization	169,388	(83,908)	(85,480)	-	-	-
5.05	Total Comprehensive Income	-	-	-	365,916	-	365,916
5.05.01	Net Income for the Period	-	-	-	365,916	-	365,916
5.07	Closing Balance	5,574,379	583,542	520,797	327,111	-	7,005,829

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Individual Financial Statements/Statement of Value Added

R$ (in thousands)

Code	Description	YTD Current Year 1/1/2011 to 9/30/2011	YTD Previous Year 1/1/2010 to 9/30/2010
7.01	Revenues	12,985,538	12,496,954
7.01.01	Sales of Goods, Products and Services	13,004,612	12,512,844
7.01.02	Other Revenues	(13,097)	(10,616)
7.01.04	Allowance for/Reversal of Doubtful Accounts	(5,977)	(5,274)
7.02	Input Acquired from Third Parties	(10,240,309)	(10,008,238)
7.02.01	Costs of Products, Goods and Services Sold	(9,156,022)	(9,024,909)
7.02.02	Materials, Energy, Outsourced Services and Other	(1,084,287)	(983,329)
7.03	Gross Added Value	2,745,229	2,488,716
7.04	Retention	(214,425)	(199,364)
7.04.01	Depreciation, Amortization and Depletion	(214,425)	(199,364)
7.05	Net Added Value Produced	2,530,804	2,289,352
7.06	Added Value Received in Transfers	341,061	275,532
7.06.01	Equity in the Earnings of Subsidiaries and Associated Companies	90,648	93,314
7.06.02	Financial Income	250,413	182,218
7.07	Total Added Value to Distribute	2,871,865	2,564,884
7.08	Distribution of Added Value	2,871,865	2,564,884
7.08.01	Personnel	1,094,672	995,312
7.08.01.01	Direct Compensation	752,075	680,690
7.08.01.02	Benefits	257,320	236,783
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	63,287	59,862
7.08.01.04	Other	21,990	17,977
7.08.02	Taxes, Fees and Contributions	557,315	583,558
7.08.02.01	Federal	340,249	340,975
7.08.02.02	State	149,677	186,506
7.08.02.03	Municipal	67,389	56,077
7.08.03	Value Distributed to Providers of Capital	862,984	620,098
7.08.03.01	Interest	610,181	387,332
7.08.03.02	Rentals	252,803	232,766
7.08.04	Value Distributed to Shareholders	356,894	365,916
7.08.04.03	Retained Earnings/Accumulated Losses for the Period	356,894	365,916

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Consolidated Financial Statements/Balance Sheet - Assets

R$ (in thousands)

Code	Description	Current Quarter 9/30/2011	Previous Year 12/31/2010
1	Total Assets	30,952,707	29,676,701
1.01	Current Assets	15,438,110	14,702,328
1.01.01	Cash and Cash Equivalents	3,574,539	3,817,994
1.01.02	Marketable Securities	-	600,613
1.01.02.01	Marketable Securities Evaluated at Fair Value	-	600,613
1.01.02.01.01	Securities for Trading	-	600,613
1.01.03	Accounts Receivable	5,127,868	4,346,475
1.01.03.01	Customers	4,792,170	4,047,234
1.01.03.02	Other Accounts Receivable	335,698	299,241
1.01.04	Inventories	5,097,065	4,823,768
1.01.06	Recoverable Taxes	1,411,623	888,355
1.01.06.01	Current Recoverable Taxes	1,411,623	888,355
1.01.07	Prepaid Expenses	183,965	225,123
1.01.08	Other Current Assets	43,050	-
1.01.08.03	Other	43,050	-
1.02	Noncurrent Assets	15,514,597	14,974,373
1.02.01	Long-Term Assets	3,222,859	3,156,473
1.02.01.01	Marketable Securities Evaluated at Fair Value	-	7,389
1.02.01.01.02	Available-for-Sale Securities	-	7,389
1.02.01.03	Accounts Receivable	614,959	617,496
1.02.01.03.01	Customers	529,038	527,939
1.02.01.03.02	Other Accounts Receivable	85,921	89,557
1.02.01.06	Deferred Taxes	1,188,548	1,136,462
1.02.01.06.01	Deferred Income and Social Contribution Taxes	1,188,548	1,136,462
1.02.01.07	Prepaid Expenses	29,709	54,986
1.02.01.08	Receivables from Related Parties	220,509	176,241
1.02.01.08.04	Receivables from Other Related Parties	220,509	176,241
1.02.01.09	Other Noncurrent Assets	1,169,134	1,163,899
1.02.01.09.04	Recoverable Taxes	92,863	213,506
1.02.01.09.05	Deposits for Court Appeals	660,267	534,389
1.02.01.09.06	Option Fair Value - Bartira	416,004	416,004
1.02.02	Investments	242,936	232,540
1.02.02.01	Equity Interest	242,936	232,540
1.02.02.01.01	Equity Interest in Associated Companies	242,936	232,540
1.02.03	Property and Equipment	7,144,562	6,703,595
1.02.03.01	In operation	6,538,637	5,834,719
1.02.03.02	Leased	174,494	167,934
1.02.03.03	In Progress	431,431	700,942
1.02.04	Intangible Assets	4,904,240	4,881,765
1.02.04.01	Intangible Assets	4,904,240	4,881,765
1.02.04.01.02	Intangible Assets	4,904,240	4,881,765

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Consolidated Financial Statements/Balance Sheet – Liabilities

R$ (in thousands)

Code	Description	Current Quarter 9/30/2011	Previous Year 12/31/2010
2	Total Liabilities	30,952,707	29,676,701
2.01	Current Liabilities	10,219,943	10,815,926
2.01.01	Payroll and Labor Liabilities	803,087	589,186
2.01.01.01	Payroll Liabilities	57,442	120,825
2.01.01.02	Labor Liabilities	745,645	468,361
2.01.02	Vendors	4,623,002	5,306,349
2.01.02.01	Local Vendors	4,526,916	5,190,645
2.01.02.02	Foreign Vendors	96,086	115,704
2.01.03	Tax Liabilities	238,950	298,853
2.01.03.01	Federal Tax Liabilities	232,024	292,658
2.01.03.01.01	Income and Social Contribution Taxes Payable	68,251	25,463
2.01.03.01.02	Other (PIS, COFINS, IOF, INSS, Funrural)	163,773	267,195
2.01.03.03	Municipal Tax Liabilities	6,926	6,195
2.01.04	Loans and Financing	3,495,464	2,977,505
2.01.04.01	Loans and Financing	3,173,645	2,392,363
2.01.04.01.01	In Local Currency	2,201,488	1,935,028
2.01.04.01.02	In Foreign Currency	972,157	457,335
2.01.04.02	Debentures	261,786	520,675
2.01.04.03	Financing by Leasing	60,033	64,467
2.01.05	Other Liabilities	890,613	1,520,569
2.01.05.01	Related Parties	22,150	274,291
2.01.05.01.01	Debts with Associated Companies	6,761	69,254
2.01.05.01.03	Debts with Controlling Shareholders	11,649	187,128
2.01.05.01.04	Other Related Parties	3,740	17,909
2.01.05.02	Other	868,463	1,246,278
2.01.05.02.01	Dividends	38	116,287
2.01.05.02.04	Public Utilities	20,911	5,383
2.01.05.02.05	Rent	44,172	68,226
2.01.05.02.06	Advertising	63,816	33,614
2.01.05.02.07	Onlending to Third Parties	170,653	201,224
2.01.05.02.08	Financing by Purchase of Assets	14,211	14,211
2.01.05.02.09	Other Accounts Payable	501,253	509,849
2.01.05.02.10	Companies Acquisition	53,409	297,484
2.01.06	Provisions	168,827	123,464
2.01.06.02	Other Provisions	168,827	123,464
2.01.06.02.02	Provisions for Restructuring	6,054	6,372
2.01.06.02.05	Taxes Paid by Installments	85,164	54,071
2.01.06.02.06	Anticipated Revenues	77,609	63,021
2.02	Noncurrent Liabilities	10,832,744	9,277,005
2.02.01	Loans and Financing	6,890,376	5,591,936
2.02.01.01	Loans and Financing	5,244,436	4,423,366
2.02.01.01.01	In Local Currency	4,411,768	3,744,908
2.02.01.01.02	In Foreign Currency	832,668	678,458
2.02.01.02	Debentures	1,529,333	1,067,472
2.02.01.03	Financing by Leasing	116,607	101,098
2.02.02	Other Liabilities	1,893,366	1,730,509
2.02.02.02	Other	1,893,366	1,730,509
2.02.02.02.03	Taxes Paid by Installments	1,446,855	1,377,758
2.02.02.02.04	Other Accounts Payable	262,795	137,691
2.02.02.02.05	Companies Acquisition	183,716	215,060
2.02.03	Deferred Taxes	1,129,190	1,069,288

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Consolidated Financial Statements/Balance Sheet – Liabilities

R$ (in thousands)

Code	Description	Current Quarter 9/30/2011	Previous Year 12/31/2010
2.02.03.01	Deferred Income and Social Contribution Taxes	1,129,190	1,069,288
2.02.04	Provisions	529,156	697,806
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	529,156	697,806
2.02.04.01.01	Tax Provisions	322,642	333,286
2.02.04.01.02	Payroll and related charges	37,577	29,433
2.02.04.01.03	Provision for Employee Benefits	45,078	52,857
2.02.04.01.04	Civil Provisions	123,859	282,230
2.02.06	Unformed Revenues	390,656	187,466
2.02.06.02	Unformed Revenues	390,656	187,466
2.03	Consolidated Shareholders’ Equity	9,900,020	9,583,770
2.03.01	Paid-in Capital Stock	6,129,156	5,579,259
2.03.02	Capital Reserves	377,342	463,148
2.03.02.02	Special Goodwill Reserve	238,930	344,605
2.03.02.04	Granted Options	131,014	111,145
2.03.02.07	Capital Reserve	7,398	7,398
2.03.04	Profit Reserves	416,932	841,784
2.03.04.01	Legal Reserve	212,339	212,339
2.03.04.05	Profit Retention Reserve	(258,660)	(213,158)
2.03.04.10	Expansion Reserve	463,253	842,603
2.03.05	Accumulated Profit/Losses	311,849	-
2.03.06	Paid-in Capital	221,700	214,398
2.03.09	Non-Controlling Interest	2,443,041	2,485,181

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Consolidated Financial Statements/Statement of Income

R$ (in thousands)

Code	Description	Current Quarter 7/1/2011 to 9/30/2011	YTD Current Year 1/1/2011 to 9/30/2011	Same Quarter of Previous Year 7/1/2010 to 9/30/2010	YTD Previous Year 1/1/2010 to 9/30/2010
3.01	Gross Sales from Goods and/or Services	11,085,070	33,223,643	7,108,206	21,057,893
3.02	Cost of Goods Sold and/or Services Sold	(8,000,370)	(24,303,047)	(5,356,121)	(16,000,397)
3.03	Gross Profit	3,084,700	8,920,596	1,752,085	5,057,496
3.04	Operating Income/Expenses	(2,578,690)	(7,560,676)	(1,364,811)	(4,069,392)
3.04.01	Selling Expenses	(1,939,253)	(5,741,922)	(1,071,888)	(3,180,363)
3.04.02	General and Administrative	(423,484)	(1,232,681)	(187,267)	(572,412)
3.04.04	Other Operating Income	(1,936)	(43,332)	(9,841)	27,990
3.04.04.01	Income with Permanent Assets	1,309	2,555	1,637	3,974
3.04.04.02	Other Operating Income	(1,324)	5,391	(2,913)	102,676
3.04.04.03	Noncurrent Income	(1,921)	(51,278)	(8,565)	(78,660)
3.04.05	Other Operating Expenses	(225,293)	(567,248)	(107,070)	(396,370)
3.04.05.01	Depreciation/Amortization	(158,062)	(466,210)	(103,687)	(314,341)
3.04.05.02	Other Operating Expenses	(67,231)	(101,038)	(3,383)	(82,029)
3.04.06	Equity Pickup	11,276	24,507	11,255	51,763
3.05	Income before Financial Income and Taxes	506,010	1,359,920	387,274	988,104
3.06	Net Finance Expenses	(327,929)	(989,666)	(187,727)	(465,501)
3.06.01	Financial Income	171,447	443,620	85,283	227,540
3.06.02	Financial Expenses	(499,376)	(1,433,286)	(273,010)	(693,041)
3.07	Earnings Before Income Taxes	178,081	370,254	199,547	522,603
3.08	Income and Social Contribution Taxes on Income	(50,570)	(45,762)	(64,233)	(161,197)
3.08.01	Current	(31,790)	(67,728)	(23,574)	(28,610)
3.08.02	Deferred	(18,780)	21,966	(40,659)	(132,587)
3.09	Net Income from Continued Operations	127,511	324,492	135,314	361,406
3.11	Consolidated Net Income/Loss for the Period	127,511	324,492	135,314	361,406
3.11.01	Attributed to Partners of Parent Company	133,454	356,894	135,537	365,916
3.11.02	Attributed to Non-Controlling Shareholders	(5,943)	(32,402)	(223)	(4,510)
3.99	Earnings per Share - (Reais / Share)
3.99.01	Earnings Basic per Share
3.99.01.01	ON	0.58	1.30	0.64	1.34
3.99.01.02	PN	0.64	1.43	0.71	1.47

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Consolidated Financial Statements/Statement of Cash Flows – Indirect Method

R$ (in thousands)

Code	Description	YTD Current	YTD Previous
		Year	Year
		1/1/2011 to 9/30/2011	1/1/2010 to 9/30/2010
6.01	Cash Flow provided by Operating Activities	(171,156)	(264,287)
6.01.01	Cash Generated in the Operations	1,554,110	1,130,592
6.01.01.01	Net Income for the Year	324,492	361,406
6.01.01.02	Deferred Income Tax (Note 21)	(21,966)	132,587
6.01.01.03	Loss or disposal of properties and equipment	(2,555)	(3,974)
6.01.01.04	Depreciation/Amortization (Note 16)	485,605	314,341
6.01.01.05	Unedited Financial Expenses	808,328	192,436
6.01.01.06	Adjustment to Present Value	(22,763)	97,041
6.01.01.07	Equity Pickup (Note 14)	(24,507)	(51,763)
6.01.01.08	Provision for Contingencies (Note 22)	(19,610)	67,656
6.01.01.09	Provision for Write-offs and Losses in Property and Equipment	7,217	-
6.01.01.10	Share-Based Payment	19,869	20,862
6.01.02	Changes in Assets and Liabilities	(1,725,266)	(1,394,879)
6.01.02.01	Accounts Receivable	(1,348,672)	85,015
6.01.02.02	Inventories	(251,079)	(192,733)
6.01.02.03	Recoverable Taxes	(364,858)	(255,407)
6.01.02.04	Other Assets	343,204	(113,074)
6.01.02.05	Related Parties	(332,912)	39,363
6.01.02.06	Judicial Deposits	(150,455)	(89,033)
6.01.02.07	Vendors	(682,802)	(742,498)
6.01.02.08	Payroll Charges	213,901	(28,154)
6.01.02.09	Taxes and Social Contributions Payable	(48,092)	(21,931)
6.01.02.10	Other Accounts Payable	360,116	(15,789)
6.01.02.11	Marketable Securities	671,883	-
6.01.02.12	Contingencies	(135,500)	(60,638)
6.02	Cash flow used in Investing Activities	(1,212,320)	(815,034)
6.02.01	Acquisition of Subsidiaries	(275,419)	(28,553)
6.02.02	Capital Increase in Subsidiaries	14,111	(971)
6.02.03	Acquisition of Property and Equipment	(964,770)	(758,814)
6.02.04	Increase in Intangible Assets	(51,101)	(33,579)
6.02.05	Proceeds From sale of Property and Equipment	64,859	6,883
6.03	Net Cash provided by (used in) from Financing Activities	1,112,354	863,156
6.03.01	Capital Increase/Decrease	22,722	30,240
6.03.02	Funding and Refinancing	5,191,946	1,362,030
6.03.03	Payments	(3,647,673)	(291,016)
6.03.04	Interest Paid	(293,347)	(106,466)
6.03.05	Payment of Dividends	(161,294)	(131,632)
6.05	Increase (Decrease) in Cash and Cash Equivalents	(271,122)	(216,165)
6.05.01	Cash and Cash Equivalents, Beginning of Year	3,817,994	2,344,200
6.05.02	Closing Balance of Cash and Cash Equivalents, end of Year	3,546,872	2,128,035

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Consolidated Financial Statements/Statement of Changes in Shareholders’ Equity  – 1/1/2011 to 9/30/2011

R$ (in thousands)

Code	Description	Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Accumulated Profit/Losses	Other Comprehensive Income	Shareholders’ Equity	Non-Controlling Interest	Consolidated Shareholders’ Equity
5.01	Opening Balance	5,579,259	463,148	1,056,182	-	-	7,098,589	2,485,181	9,583,770
5.03	Adjusted Opening Balance	5,579,259	463,148	1,056,182	-	-	7,098,589	2,485,181	9,583,770
5.04	Capital Transactions with Partners	549,897	(85,806)	(421,500)	(45,045)	-	(2,454)	-	(2,454)
5.04.01	Capital Increases	22,722	-	-	-	-	22,722	-	22,722
5.04.03	Recognized Granted Options	-	19,869	-	-	-	19,869	-	19,869
5.04.06	Dividends	-	-	-	(45,045)	-	(45,045)	-	(45,045)
5.04.08	Reserve Capitalization	527,175	(105,675)	(421,500)	-	-	-	-	-
5.05	Total Comprehensive Income	-	-	-	356,894	-	356,894	(32,402)	324,492
5.05.01	Net Income for the Period	-	-	-	356,894	-	356,894	(32,402)	324,492
5.06	Internal Changes of Shareholders’ Equity	-	-	3,950	-	-	3,950	(9,738)	(5,788)
5.06.01	Constitution of Reserve	-	-	3,950	-	-	3,950	-	3,950
5.06.04	Appropriation of Net Profit to Reserves	-	-	-	-	-	-	-	-
5.06.05	Non-Controlling Interest	-	-	-	-	-	-	(9,738)	(9,738)
5.07	Closing Balance	6,129,156	377,342	638,632	311,849	-	7,456,979	2,443,041	9,900,020

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Consolidated Financial Statements/Statement of Changes in Shareholders’ Equity – 1/1/2010 to 9/30/2010

R$ (in thousands)

Code	Description	Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Accumulated Profit/Losses	Other Comprehensive Income	Shareholders’ Equity	Non-Controlling Interest	Consolidated Shareholders’ Equity
5.01	Opening Balance	5,374,751	647,232	602,237	-	-	6,624,220	32,505	6,656,725
5.03	Adjusted Opening Balance	5,374,751	647,232	602,237	-	-	6,624,220	32,505	6,656,725
5.04	Capital Transactions with Partners	199,628	(63,690)	(81,440)	(38,805)	-	15,693	-	15,693
5.04.01	Capital Increases	30,240	-	-	-	-	30,240	-	30,240
5.04.03	Recognized Granted Options	-	20,218	-	-	-	20,218	-	20,218
5.04.05	Treasury Shares Sold	-	-	4,040	-	-	4,040	-	4,040
5.04.06	Dividends	-	-	-	(38,805)	-	(38,805)	-	(38,805)
5.04.08	Reserve Capitalization	169,388	(83,908)	(85,480)	-	-	-	-	-
5.05	Total Comprehensive Income	-	-	-	365,916	-	365,916	(4,510)	361,406
5.05.01	Net Income for the Period	-	-	-	365,916	-	365,916	(4,510)	361,406
5.06	Internal Changes of Shareholders’ Equity	-	-	-	-	-	-	(20,113)	(20,113)
5.06.05	Non-Controlling Interest	-	-	-	-	-	-	(20,113)	(20,113)
5.07	Closing Balance	5,574,379	583,542	520,797	327,111	-	7,005,829	7,882	7,013,711

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Consolidated Financial Statements/Statement of Value Added

R$ (in thousands)

Code	Description	YTD Current Year 1/1/2011 to 9/30/2011	YTD Previous Year 1/1/2010 to 9/30/2010
7.01	Revenues	37,432,683	23,612,679
7.01.01	Sales of Goods, Products and Services	37,548,035	23,546,791
7.01.02	Other Revenues	44,291	69,307
7.01.04	Allowance for/Reversal of Doubtful Accounts	(159,643)	(3,419)
7.02	Input Acquired from Third Parties	(28,904,355)	(19,525,051)
7.02.01	Costs of Products, Goods and Services Sold	(25,404,849)	(17,705,353)
7.02.02	Materials, Energy, Outsourced Services and Other	(3,499,506)	(1,819,698)
7.03	Gross Added Value	8,528,328	4,087,628
7.04	Retention	(472,876)	(314,341)
7.04.01	Depreciation, Amortization and Depletion	(472,876)	(314,341)
7.05	Net Added Value Produced	8,055,452	3,773,287
7.06	Added Value Received in Transfers	468,127	279,303
7.06.01	Equity in the Earnings of Subsidiaries and Associated Companies	24,507	51,763
7.06.02	Financial Income	443,620	227,540
7.07	Total Added Value to Distribute	8,523,579	4,052,590
7.08	Distribution of Added Value	8,523,579	4,052,590
7.08.01	Personnel	3,681,732	1,628,903
7.08.01.01	Direct Compensation	2,809,166	1,145,636
7.08.01.02	Benefits	559,197	353,947
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	278,311	99,738
7.08.01.04	Other	35,058	29,582
7.08.01.04.01	Interest	35,058	29,582
7.08.02	Taxes, Fees and Contributions	2,257,911	885,175
7.08.02.01	Federal	727,719	564,007
7.08.02.02	State	1,366,436	213,254
7.08.02.03	Municipal	163,756	107,914
7.08.03	Value Distributed to Providers of Capital	2,259,444	1,177,106
7.08.03.01	Interest	1,433,403	693,039
7.08.03.02	Rentals	826,041	484,067
7.08.04	Value Distributed to Shareholders	324,492	361,406
7.08.04.03	Retained Earnings/Accumulated Losses for the Period	356,894	365,916
7.08.04.04	Non-Controlling Interest in Retained Earnings	(32,402)	(4,510)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

1.    Corporate information

Companhia Brasileira de Distribuição, directly or through its subsidiaries ("Company" or “GPA”) operates in the food retailer, clothing, home appliances and other products segment through its chain of hypermarkets, supermarkets, specialized and department stores principally under the trade names "Pão de Açúcar, "Extra", "Extra Eletro", “Extra Perto”, “Extra Fácil”, “Assai”, “Ponto Frio,” “Casas Bahia," “Casas Bahia.com,” “Extra.com” and “Ponto Frio.Com”. The registered office is located at São Paulo, SP, Brazil.

Founded in 1948, the Company has 148,897 employees, 1,607 stores in 19 Brazilian states and in the Federal District and a logistics infrastructure comprised of 50 warehouses located in 13 states at September 30, 2011.The Company’s shares are traded on the Level 1 Corporate Governance segment of the São Paulo Stock Exchange and its shares are listed at the São Paulo and New York Stock Exchanges (ADR level III).

The Diniz Group and the Casino Group share the Company’s control through their ownership of the holding company named Wilkes Participações S.A., pursuant to an agreement entered into in May 2005.

Casino Guichard Perrachon S.A. ("Casino") required in the face of Mr. Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D´Avila, Adriana Falleiros dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz e de Península Participações Ltda. two arbitration proceedings, one of which includes our Company's as joint defendant, under the press release of July 4, 2011.

Both arbitrations were united and are under the constitution of the Arbitral Tribunal, the parties have indicated their referees, which, if confirmed, indicate the President of the Arbitral Tribunal.

The terms of the arbitration are confidential.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

2.    Basis of preparation

The interim financial statements of the parent company and consolidated have been prepared on a historical cost basis, except for the derivative financial instruments, which have been measured at fair value.

The interim financial statements of the parent company and the consolidated financial statements are stated in Brazilian Reais, which is the functional and reporting currency of the Company and its subsidiaries.

The items included in the interim financial information of the parent company and the consolidated financial information of each one of the Company’s subsidiaries were measured by adopting the currency of the main economic scenario where the subsidiary operates (“functional currency”).

The interim financial information for the period of nine months ended September 30, 2011 was approved by the Board of Directors at November 03, 2011.

The individual and consolidated interim financial information was prepared and has been presented according to the technical pronouncement CPC 21 Interim Financial Statements and pursuant to the international standard IAS 34, Interim Financial Reporting, issued by the International Accounting Stardard Board – IASB, respectively, applyed the preparing of Interim Financial Statement and presented according to the CVM rules.

In the individual interim financial information, the investments in subsidiary are stated by the equity method, while for the purposes of international accounting standards issued by the International Accounting Standard Board (“IASB”), these would be stated at cost or fair value.

However, there are no differences between shareholders’ equity and consolidated result reported by the Company, shareholders’ equity and results of controlling entity in its individual interim financial information.

For a better presentation and comparability, certain balances of December 31, 2010 were reclassified.

Non financial data included in these interim financial statements, such as number of employees, number of stores, amoung others, it were not subject to review by our independent auditors.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

3.    Basis for consolidation

a)     Interest in subsidiaries, associates and joint ventures:

Interest in investees - %
	9.30.2011		12.31.2010
Holdings	CBD	Other	CBD	Other
Subsidiaries:
Novasoc Comercial Ltda.	10.00	-	10.00	-
Sé Supermercados Ltda.	93.10	0.69	93.10	0.69
Sendas Distribuidora S.A.	18.33	76.60	14.86	39.93
PAFIDC	9.17	1.07	9.58	1.12
PA Publicidade Ltda.	100.00	-	100.00	-
Barcelona Comércio Varejista e Atacadista S.A.	-	93.79	-	93.79
CBD Holland B.V.	100.00	-	100.00	-
CBD Panamá Trading Corp.	-	100.00	-	100.00
Xantocarpa Participações Ltda.	-	94.93	-	54.79
Vedra Empreend. e Participações S.A.	99.99	0.01	99.99	0.01
Bellamar Empreend. e Participações Ltda.	0.01	93.78	0.01	93.78
Vancouver Empreend. e Participações Ltda.	100.00	-	100.00	-
Dallas Empreendimentos e Participações S.A.	99.99	0.01	99.99	0.01
Bruxellas Empreend. e Participações S.A.	99.99	0.01	99.99	0.01
Monte Tardeli Empreend. e Participações S.A.	99.00	1.00	99.00	1.00
GPA 1 Empreend. e Participações Ltda.	89.42	9.92	99.90	0.10
GPA 2 Empreed. e Participações Ltda.	99.90	0.10	99.90	0.10
GPA 4 Empreend. e Participações S.A.	99.00	1.00	99.00	1.00
GPA 5 Empreend. e Participações S.A.	99.00	1.00	99.00	1.00
GPA 6 Empreend. e Participações Ltda.	99.90	0.10	99.90	0.10
ECQD Participações Ltda.	100.00	-	100.00	-
API SPE Planej. e Desenv. de Empreed. Imobiliários Ltda.	100.00	-	100.00	-
Lake Niassa Empreend. e Participações Ltda.	-	52.41	-	52.41
Globex Utilidades S.A.	52.41	-	52.41	-
Globex Adm e Serviços Ltda.	-	52.41	-	52.41
Nova Casa Bahia S.A.	-	52.41	-	52.41
Ponto Frio Adm e Importação de Bens Ltda.	-	52.40	-	52.40
Rio Expresso Com. Atacad. de Eletrodoméstico Ltda.	-	52.41	-	52.41
Globex Adm. Consórcio Ltda.	-	52.41	-	52.41
PontoCred Negócio de Varejo Ltda.	-	52.41	-	52.41
Nova Extra Eletro Comercial Ltda.	0.10	52.36	0.10	52.36
PontoFrio.com Comércio Eletrônico S.A.	39.05	31.11	39.05	31.11
E-HubConsult. Particip. e Com. S.A.	-	70.16	-	70.16

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

3.    Basis for consolidation -- Continued

a)      Interest in subsidiaries, associates and joint ventures: -- Continued

Interest in investees - %
	9.30.2011		12.31.2010
Holdings	CBD	Other	CBD	Other
Saper Participações Ltda.	24.21	-	24.00	-
Sabara	-	52.41	-	52.41
Casas Bahia Contact Center Ltda.	-	52.41	-	52.41
Globex – FIDC	-	7.11	-	6.55
PFLeasing	-	26.21	-	26.21

Associates and Joint Ventures:
Financeira Itaú CBD – FIC	-	41.00	-	41.00
Indústria de Móveis Bartira Ltda.	-	13.10	-	13.10
Dunnhumby Brasil Cons. Ltda.	2.00	-	2.00	-
Banco Investcred Unibanco	-	26.20	-	26.20
FIC Promotora de Vendas Ltda.	-	41.01	-	41.01

b)    Subsidiaries

The consolidated interim financial statements include the interim financial statements of all subsidiaries over which the parent company exercises control either directly or indirectly.

Subsidiaries are all entities (including special purpose entities) over which the Company has the power to govern the financial and operating policies and generally holds shares of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control. They are de-consolidated from the date that control ceases.

The interim financial statements of the subsidiaries are prepared on the same closing date as those of the parent company, using consistent accounting policies. All intra-group balances, income and expenses, unrealized gains and losses and dividends resulting from intra-group transactions are eliminated in full.

Gains or losses resulting from changes in equity interest in subsidiaries, not resulting in loss of control are directly recorded in shareholders’ equity.

Losses are attributed to the non-controlling interest, even if it results in a deficit balance.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

3.   Basis for consolidation – Continued

b)  Subsidiaries  - Continued

The primary direct or indirect subsidiaries, included in the consolidation and the percentage of the company’s interest comprise:

i.    Novasoc

Although the Company’s interest in Novasoc Comercial Ltda. ("Novasoc") represents 10% of its shares, Novasoc is included in the consolidated interim financial statements as the Company controls 99.98% of the Novasoc’s voting rights, pursuant to the shareholders’ agreement. Moreover, under the Novasoc Contract, the appropriation of its net income does not require to be proportional to the shares of interest held in the company.

ii.   PAFIDC and Globex FIDC

The Company consolidates the interim financial statements of Pão de Açúcar Fundo de Investimentos em Direitos Creditórios (“PAFIDC”) and Globex Fundo de Investimentos em Direitos Creditórios (“Globex FIDC”), special purpose entities organized with the exclusive purpose of conducting the securitization of receivables of the Company and its subsidiaries. The consolidation is justified by the fact that most of the risks and benefits related to the fund are linked to subordinated shares owned by the Company and its subsidiaries.

iii.  Globex

The Company consolidates the interim financial statements of Globex, a subsidiary that concentrates the Group’s electric and electronic products, operating under the banners “Ponto Frio”, “Extra-Eletro”, and since November 2010, “Casas Bahia”. The Company also operates -through its controlled entity Nova Pontocom Comércio Eletronico S.A, in e-commerce of any product for the consumer by the websites: www.extra.com.br, www.pontofrio.com  and www.casabahia.com.br.

iv.  Sendas

The Company indirectly holds 100% of Sendas Distribuidora’s capital, its wholly-owned subsidiary, which operates in retail trade and cash-and-carry segments, mainly in the State of Rio de Janeiro. For further information on the acquisition of non-controlling interest, see Note 15 (a ii).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

3.    Basis for consolidation - Continued

c) Associates – BINV and FIC

The Company’s investments in its associates FIC and BINV, both entities that finance sales directly to GPA customers are result of an association between Banco Itaú Unibanco with GPA and Globex. Such investments are accounted for using the equity method. An associate is an entity in which the Company has significant influence, but not the control.

Prevailing decisions related to the operational and financial management of BINV and FIC belongs to Banco Itaú – Unibanco S.A. (Itaú-Unibanco). Therefore, the Company poses material influence on its investments and recognized them by the equity accounting method.

Under the equity method, the investment in the associate is carried in the statement also reflecting changes in the Company’s share of net assets of the associate following the acquisition.

The statement of income for the period reflects the share of the results of operations of the associate. Where there has been a change recognized directly in the shareholders’ equity of the associate, the Company recognizes its share of any changes and discloses this, when applicable, in the statement of changes in shareholders’ equity. Unrealized gains and losses resulting from transactions between the Company and the associate are eliminated to the extent of the interest in the associate.

The share of profit of associates is shown on the face of the statement of income for the period as equity pickup results, corresponding to the profit attributable to equity holders of the associate and therefore is profit after tax and non-controlling interests in the subsidiaries of the associates. The interim financial statements of the associates are prepared for the same closing date as the parent company. Where necessary, adjustments are made to bring the accounting policies in line with those of the Company.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

3.    Basis for consolidation - Continued

c)  Associates – BINV and FIC - Continued

After application of the equity method, the Company determines whether it is necessary to recognize an additional loss due to non-recoverability on the Company’s investment in its associates. The Company determines at each balance date whether there is any evidence that the investment in the associate will not be recoverable. If applicable, the Company calculates the impairment amount as the difference between the investment recoverable value of the associate and its carrying amount and recognizes the loss in the statement of income for the period.

Upon loss of significant influence over the associate, the Company measures and recognizes any remaining investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the remaining investment and proceeds from write-off are recognized in the statement of income for the period.

d)  Interest in joint venture – Bartira

The Company maintains an indirect interest joint venture named Indústria de Móveis Bartira Ltda. (“Bartira”), in which the participants (GPA through its subsidiary Nova Casa Bahia S.A. (“NCB”), with 25% and Klein family through Casa Bahia commercial Ltda. with 75%) entered into a partnership agreement setting forth the joint control over the entity’s operational activities.

The partnership agreement requires the unanimous resolution of participants in the financial and operational decision-making process. The Company recognizes its interest in the joint venture using the proportional consolidation method. In addition, it combines the proportional amount of each asset, liabilities, income and expenses of joint venture with similar items– line by line – in its consolidated interim financial statements. The joint venture interim financial statements are prepared for the same period adopted by the Company.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

3.    Basis for consolidation - Continued

d) Interest in joint venture – Bartira - Continued

Follows below the condensed financial information of the entity jointly controlled by the Company:

	9.30.2011	12.31.2010

Current assets	96,661	109,120
Noncurrent assets	61,295	64,836
Total assets	157,956	173,956

Current liabilities	61,781	80,288
Noncurrent liabilities	1,602	5,858
Shareholders’ equity	94,573	87,810
Total liabilities and shareholders’ equity	157,956	173,956
Resulted (i)
Net sales and services
Income (loss) before income tax	347,365	71,188
Income (loss) before income tax	11,954	(2,528)
	6,763	(1,880)

(i) The amount presented on December 31, 2010 include the profit and loss of two months.

4.    Main accounting practices

a)  Financial instruments

Financial instruments are recognized as of the date on which the Company enters into the contract. When recognized, these are recorded at their fair value plus the transaction costs that are directly attributable to their acquisition or issuance. Their subsequent measurement occurs every balance sheet date according to the rules established for each type of financial asset and liability.

(i)  Financial assets

Initial recognition and measurement

Financial assets held by the Company within the scope of CPC 38 (IAS 39), are classified as financial assets measured at their fair value through income statement, loans, receivables and derivatives financial instruments designated as hedge instruments. The Company determines the classification of its financial assets at initial recognition.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

4.    Main accounting practices – Continued

a)  Financial instruments - Continued

(i)  Financial assets - Continued

Initial recognition and measurement

All financial assets are recognized initially at fair value, and in the case of investments not at fair value through income statement, plus directly attributable transaction costs.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (negotiations under regular conditions) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

The Company’s financial assets include cash and cash equivalents, trade receivables, related party receivables, judicial deposits and derivatives financial instruments.

Subsequent measurement

Assets are classified among categories mentioned below, according to the purpose to which they were acquired or issued:

·           Financial assets measured at fair value through income statement: are measured at their fair value at each balance sheet date. Interest rates, monetary restatement, exchange variation and variations deriving from the valuation at fair value are recognized in the statement of income for the period when incurred as financial revenues or expenses. The financial assets are classified as financial assets by the fair value in the income if acquired for the purpose of selling or repurchasing in the near term. Financial assets measured by fair value through income statement are recorded at fair value through income statement, with changes recognized in financial income or financial expense.  Cash and cash equivalents balances held by the Company are classified into this category.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

4.    Main accounting practices – Continued

a)  Financial instruments - Continued

(i)  Financial assets - Continued

Subsequent measurement - Continued

·            Loans granted and receivables: these are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After the initial recognition, these are measured using amortized cost through the effective interest rate method. Interest income, monetary restatement, exchange variation, less impairment losses, where applicable, are recognized in the income statement when incurred as financial income or expenses.

·            Assets and liabilities held to maturity: are financial assets and liabilities which cannot be classified as loans and receivables, for being negotiable in the active market. In this case, these financial assets are acquired with the intention and financial capacity to their maintenance in the Company portfolio until maturity. They are measured at acquisition cost, plus monetary restatement through income, using the effective interest rate.

Derecognition of financial assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

·       The rights to receive cash flows from the asset have expired; and

·       The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full to a third party under a “pass-through” arrangement; and either (a) the Company has transferred substantially all the risks and benefits related to the asset, or (b) the Company has neither transferred nor retained substantially all the risks and benefits related to the asset, but has transferred its control.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all the risks and benefits related to the asset nor transferred control of the asset, the asset is recognized to the extent of the Company’s continuing involvement in the asset.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

4.    Main accounting practices - Continued

a)  Financial instruments -continued

(i)   Financial assets -continued

Derecognition of financial assets - Continued

In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations retained by the Company.

Financial assets impairment

On the balance sheets dates, the Company verifies if there is any sign of impairment of an asset or group of financial assets. The impairment of an asset or group of financial assets is only considered if there are objective pieces of evidence resulting from one or more events occurred after the asset initial recognition (“loss event”), and if said event affects the estimated future cash flows of asset or group of financial assets, which can be safely estimated. The evidence of impairment may include signs that debtors (or group of debtors) are going through relevant financial constraints, moratorium or default in the amortization of interest or principal, probability of filing for bankruptcy or another type of financial reorganization and when these data point a measurable drop in future cash flows, such as, default interest variations or economic conditions related to defaults.

The loss amount is measured as the difference between the carrying amount of asset and the present value of the estimated future cash flows (excluding future credit losses not incurred) discounted by the original effective interest rate of the financial asset. The asset’s carrying amount decreases when provision is used and the loss is recognized in the income statement. Interest income is recorded in the interim financial statements as part of the financial income.

If, in subsequent period, the impairment decreases and this reduction can be objectively associated with an event occurred after the recognition of the provision (such as an improved debtor’s credit rating), the reversal of impairment previously recognized is recognized in the consolidated statement of income for the period. If the write-off is later recovered, this recovery is also recognized in the statement of income for the period.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

4.    Main accounting practices - Continued

a)  Financial instruments -continued

(i)     Financial assets -continued

Held-to-maturity financial assets

Referring to the held-to-maturity financial assets, the Company firstly verifies if there is objective evidence of impairment individually for the financial assets which are individually relevant or collectively for the assets, which individually, are not relevant. If the Company determines the non-existence of objective evidence of impairment of a financial asset evaluated on an individual basis, whether or not this loss is material, the Company classifies it into a group of financial assets with similar credit risk characteristics, which are evaluated collectively. The assets evaluated on an individual basis as to impairment or to which the impairment is (or still is) recognized are not included in the loss collective evaluation.

In the event of objective evidence of impairment, the corresponding loss amount is calculated as the difference between the carrying amount of assets and the present value of estimated cash flows (excluding estimated credit losses and not incurred yet). The present value of estimated cash flows is discounted at the financial assets original interest rate. If a financial asset bears variable interest rates, the discount to measure eventual impairment will be the interest rate effective at the present date.

The asset’s carrying amount of the asset is reduced through an allowance account and the amount of the loss is recognized in the statement of income for the period. The financial income is still accumulated over the carrying amount less the interest rate used to discount the future cash flows in order to measure the impairment. In addition, the interest income is recorded as part of the financial result in the statement of income for the period. Loans and receivables, together with respective provisions, are written off when there is no real prospect of future recovery and all guarantees have been realized or transferred to the Company. If in the subsequent year, the amount of estimated loss of recoverable value suffers any variation due to an event occurred after its recognition, an adjustment is made in the allowance account. If a write-off is later recovered, it is credited to financial expenses in the statement of income for the period.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

4.    Main accounting practices - Continued

a)     Financial instruments -continued

(i)      Financial assets –continued

Trade accounts receivable

Trade accounts receivable are non-derivative financial assets with fixed payments or that may be calculated, without quote on the active market. After initial measurement, these financial assets are subsequently measured at the amortized cost according to the effective interest rate method (“TEJ”), less impairment. The amortized cost is calculated taking into account eventual discounts or premiums over the acquisition and tariffs or costs composing the TEJ. The TEJ amortization is included in the net financial result under the statement of income for the period. Impairment expenses are recognized in the statement of income for the period.

The Company securitizes its accounts receivable through special purpose entities, the PAFIDC and Globex FIDC. (See Note 11).

Accounts receivable deriving from business agreements are related to bonus and rebates granted by vendors, contractually established and calculated over purchase volumes, marketing actions, freight cost reimbursements, etc.

(ii)    Financial liabilities

The financial liabilities under the scope of CPC 38 (IAS 39) are classified as financial liabilities measured by fair value through the income statement, loans or borrowing or derivatives financial instruments designated as hedge instruments in an effective hedge relationship, where applicable. The Company defines the classification of the financial assets and liabilities in the initial recognition.

All financial liabilities are recognized initially at fair value, and in the case of loans and borrowing, plus directly attributable transaction cost.

The Company’s financial liabilities include trade and other payables, bank overdraft accounts, loans and borrowings, debentures and derivative financial instruments.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

4.    Main accounting practices - Continued

a)  Financial instruments - Continued

(ii)    Financial liabilities - Continued

Subsequent measurement

The measurement depends on the classification of liabilities as follows:

•    Loans and borrowings: After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the statement of income for the period when the liabilities are derecognized as well as through the effective interest rate method amortization process.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the income statement.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and stated net in the quarterly financial information only if recognized amounts can be offset and if there is an intention of settling them on a net basis or realize the assets and settle the liabilities simultaneously.

The Note 20 contains an analysis of the financial instruments’ fair value and further details on how these are measured.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

4.    Main accounting practices - Continued

a)  Financial instruments -continued

(ii)    Financial liabilities -continued

Put options granted to non-controlling shareholders

•    The classification of equity instruments issued by the Company in equity or debt depends on each instrument’s specific characteristics. An instrument is deemed to be an equity instrument when the following two conditions are met: (i) the instrument does not contain a contractual obligation to deliver cash or another financial asset to another entity, or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the entity; and (ii) in the case of a contract that will or may be settled in the Company’s own debt instruments, it is either a non-derivative that does not include a contractual obligation to deliver a variable number of the Company’s own equity instruments, or a derivative that should be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instruments.

Accordingly, instruments that are redeemable at the Company’s discretion and for which the remuneration depends on the payment of a dividend are classified in shareholders’ equity.

When the Company has a present ownership interest in the shares subject to an option agreement, no non-controlling interest is recorded and the shares subject to the instrument are accounted for as  own shares. The Company’s policy is to treat any liability associated with the instrument as a liability under CPC 15 (IFRS 3) with changes recognized as contingent consideration against goodwill. Changes to the liability related to the passage of time such as the unwinding of a discount rate or monetary restatement are recognized as finance expense.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

4.    Main accounting practices – Continued

a)   Financial instruments - Continued

(ii)    Financial liabilities - Continued

Reclassification of debt and equity instruments

In order to reclassify debt and equity instrument, the Company shall record them as follows:

·       reclassify an equity instrument (shareholders’ equity) as debt instrument (financial liability) as of the date the instrument no longer shows all its characteristics and conditions necessary to support its recognition. The financial liability shall be measured by fair value of instrument on the reclassification date. The Company shall recognize in shareholders’ equity any difference between the carrying amount of equity instrument and the fair value of financial liability on the reclassification date; and

·       reclassify a debt instrument as equity instrument (shareholders’ equity) as of the date it shows all the characteristics and meets all the conditions related to its recognition, as set forth by CPC 39 (IAS 32). The equity instrument shall be measured by carrying amount of debt instrument on the reclassification date.

b) Hedge accounting

The Company uses derivative financial instruments such as, interest rate swaps and exchange variation. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. Any gains or losses arising from changes in fair value on derivatives are taken directly to income statement.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

4.    Main accounting practices – Continued

b) Hedge accounting - Continued

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting, and its risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine if they actually have been highly effective throughout the periods of the financial reports for which they were designated.

For the purposes of hedge accounting, hedges are classified as fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability.

Hedges which meet the criteria for hedge accounting are accounted, for the transactions held by the Company, as fair value hedges, observing the following procedures:

·      The change in the fair value of a derivative financial instrument classified as interest rate hedging is recognized as financial result. The change in the fair value of the hedged item is recorded as a part of the carrying amount of the hedged item and is recognized in the income statement for the period;

·       For fair value hedges relating to items carried at amortized cost, the adjustment to carrying amount is amortized in the income statement over the remaining term to maturity. Effective interest rate amortization may begin as soon as an adjustment exists and shall begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged; and

·       If the hedge item is derecognized, the unamortized fair value is recognized immediately in the income statement.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

4. Main accounting practices – Continued

c) Cash and cash equivalents

In accordance with CPC 03 (IAS 7), cash and cash equivalents consist of cash, investments that are short-term, highly liquid, readily convertible to known amounts of cash and subject to an insignificant risk of changes in value with intention and possibility of rescued in short term. Bank overdrafts are included within current liabilities in the quarterly financial information.

d) Inventories

Inventories are carried at the lower of cost or net realizable value. The cost of inventories purchased is recorded at average cost, including warehouse and handling costs, to the extent these costs are necessary so that make inventories available for sale in the Company’s stores.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs necessary to make the sale.

Inventories are also reduced by an allowance for losses and breakage, which are periodically reviewed and evaluated as to it is adequacy.

e) Present value adjustment of assets and liabilities

Current monetary assets and liabilities, when relevant, and noncurrent assets and liabilities, are adjusted to their present value. The present value adjustment is calculated taking into account contractual cash flows and the respective explicit or implied interest rates.

Embedded interest rates on revenues, expenses and costs associated with said assets and liabilities are adjusted to the appropriate recognition in conformity with the accrual basis of accounting. The present value adjustment is recorded in those items, subject to the application of rule and financial result as corresponding entry.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

4.    Main accounting practices - Continued

f)   Impairment of non-financial assets

The impairment test intends to provide prudently the actual net realizable value of asset. This realizable can be directly or indirectly, respectively, by sale or by the cash-generation through the asset’s usage in the Company's activities.

Annually the Company assesses the impairment test in their tangible or intangible assets or when there is any internal or external evidence that the asset may have a loss of recoverable amount.

An asset´s recoverable amount is the highest between the asset’s fair value or the value in use of its cash-generating units (CGU), unless the asset does not generate cash inflows that are largely independent from cash inflows of other assets or groups of assets.

Where the carrying amount of an assets or CGU exceeds its recoverable amount, the asset is considered non-recoverable and is written down to its recoverable amount. In assessing the recoverable amount, the estimated future cash flows are discounted to their present value, “except to impairment test of deferred taxes", using a pre-tax discount, which represents the Company’s cost of capital, before taxes, that reflects current market assessments of the time value of money and the risks specific to the asset.

Impairment losses are recognized in the statement of income in those expense categories consistent with the function of the impaired asset. A previously recognized impairment loss is reversed, “except to the goodwill that cannot be reverted in future period”, if has been a change in the assumptions used to determine the asset’s recoverable amount in its mostly recent initial recognition.

In the future period the asset has increased its value after a new assessment of impairment, there will be need for reversal the provision initially established, "except to the impairment of goodwill that once established, can no longer be reversed”. This reversal is limited on initial recognition at cost, net of accumulated depreciation and/or amortization. Such reversal is recognized in the income for the period.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

4.    Main accounting practices - Continued

g)  Property and equipment

Property and equipment is stated at cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such amount includes the cost of replacing a component of the equipment and borrowing costs for long term construction projects if the recognition criteria are met. When significant components of property and equipment are replaced, the Company recognizes such components as individual assets with specific useful lives and depreciation. Likewise, when a major replacement is performed, its cost is recognized in the carrying amount of the equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in the income statement as incurred.

Assets category	Annual depreciation rate % 9.30.2011 and 12.31.2010

Buildings	2.50%
Improvements	4.20%
Data processing equipment	10.00 to 50.00%
Facilities	4.20 to 10.00%
Furniture and fixtures	8.30 to 33.30%
Vehicles	20.00%
Machinery and equipment	2.80 to 50.00%

Items of property and equipment and any significant part are derecognized when no future economic benefits are expected from its use or disposal.  Any gain or loss arising on derecognition of the assets (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement.

h)  Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to get ready for its intended use or sale (qualifying asset) are capitalized as part of the cost of the respective assets. All other borrowing costs are expensed in the period they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

4.         Main accounting practices – Continued

i)   Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost.  The cost of intangible assets acquired in a business combination is its fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortization and any accumulated impairment losses.  Internally generated intangible assets, excluding capitalized software development costs, are not capitalized and the expenditure is reflected in the statement of income for the period when incurred.

Intangible assets consist mainly of purchased software acquired from third parties, software developed for internal use and commercial rights (stores’ right to use), list of customers, profitable lease agreements, profitable supply agreements of furniture and trade names.

Intangible assets with definite useful lives are amortized by the straight-line method. Assets with definite useful lives represented by profitable lease agreement and profitable supply agreement of furniture are amortized according to the economic benefits raised by agreements and tested for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and method are reviewed, at least, at the end of each year. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting assumptions. The amortization expense on intangible assets with definite useful lives is recognized in the income statement for the year in the corresponding category consistent with the function of the intangible asset.

Software development costs recognized as assets are amortized over their estimated useful lives. Software is amortized over ten years.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment at each year-end or whenever there is an indication that their carrying amount cannot be recovered, either individually or at the cash generating unit level.  The assessment is reviewed annually to determine whether the indefinite useful life continues to be valid.  If not, the change in useful life from the indefinite to definite is made on a prospective basis.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset, being recognized in the income statement for the period.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

4.    Main accounting practices – Continued

j)   Classification of assets and liabilities as current and non-current

Assets (excluding deferred income and social contribution tax) that are expected to be realized in or are intended for sale or consumption within twelve months after the balance sheet date, are classified as current assets. Liabilities (excluding deferred income and social contribution tax) that are expected to be settled within twelve months as of the balance sheet date are classified as current. All others assets and liabilities (including deferred taxes) are classified as “noncurrent”.

All deferred tax assets and liabilities are classified as noncurrent assets or liabilities, net by consolidated entity.

k)  Leasing

The determination of whether an arrangement is, or contains leasing, is based on the substance of the arrangement at inception date: whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset.

Company as a lessee

Financial lease agreements, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are allocated between finance charges and reduction of leasing liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the income statement.

Leased assets are depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shortest of the estimated useful life of the asset and the lease term.

Lease agreements are classified as operating leasing when there is no transfer of risk and benefits incidental to ownership of the leased item.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

4.    Main accounting practices – Continued

k)   Leasing  – Continued

Company as a lessee - Continued

The installment payments of leasing (excluding costs of services, such as insurance and maintenance) classified as operating lease agreements are recognized as expenses, according to their accrual basis, during the lease term.

Company as a lessor

Lease agreements where the Company does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating lease. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the agreement term on the same bases as rental income.

Contingent rents are recognized as revenue in the period in which they are earned.

l)   Provisions

Provisions are recognized when the Company has a present obligation (legal or not formalized) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement for the period, net of any reimbursement.

m) Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability at the year-end, based on the minimum mandatory dividends established by the statutory law. Any amount above of that amount is only recorded at the date on which such incremental dividends are approved by the Company’s shareholders.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

4.    Main accounting practices – Continued

n)  Shareholders’ equity

Common and preferred shares are classified as shareholders’ equity.

When any related party purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs is deducted from capital of Company’s shareholders until the shares are cancelled or reissued.

When such shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs, is included in capital to the Company’s shareholders. No gain or loss is recognized on the purchase, sale, issuance or cancellation of the Company’s own equity instruments. Any difference between the carrying amount and the consideration is recognized in other capital reserves.

o)  Share-based payment

Employees (including senior executives) of the Company receive remuneration in the form of share-based payment, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

Equity-settled transactions

The cost of equity-settled transactions is recognized, together with a corresponding increase in shareholders’ equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity instruments at each reporting date until the vesting date, reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments to be acquired.

The expense or income for a period represents the movement in cumulative expense recognized as at the beginning and end of that period. No expense is recognized for services that will not complete its acquisition period, except for equity-settled transactions where vesting is conditional upon a market or non-vesting condition, which are treated as vesting irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

4.    Main accounting practices – Continued

o)  Share-based payment - Continued

Equity-settled transactions – Continued

Where an equity instrument is modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity instrument is cancelled, it is treated as if it totally vested on the date of cancellation, and any expense not yet recognized for the premium, recognized immediately in the income statement. This includes any premium where non-vesting conditions within the control of either the Company or the employee are not met. However, if the cancelled plan is replaced by another plan and designated as a replacement grants on the date that it is granted, the cancelled grant and new plan are treated as if they were a modification of the original grant, as described in the previous paragraph. All cancellations of equity-settled transaction are treated equally.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share (See Note 26).

p)  Earnings per share

Basic earnings per share are calculated based on the weighted average number of shares of each category outstanding during the period, excluding shares issued in payment of dividends and treasury shares.

Diluted earnings per share are calculated by the treasury stock method, as follows:

·       numerator:  earnings for the period; and

·       denominator:  the number of shares of each category is adjusted to include potential shares corresponding to dilutive instruments (stock options), less the number of shares that could be bought back at market, if applicable.

Equity instruments that will or may be settled in Company’s shares are included in the calculation only when their settlement would have a dilutive impact on earnings per share.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

4.    Main accounting practices – Continued

q)  Determination of net income

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates, and sales taxes or duty. The Company assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. The Company has concluded that it is acting as a principal in all of its revenue arrangements, except for those referring to extended warranty and insurance policy brokerage.  Specifically in this case, the Company operates as an agent, and revenue is recognized on a net basis, which reflects the commission received from insurance companies. The following specific recognition criteria must also be met before revenue is recognized:

(i)  Revenue

a)  Sales of goods

Revenues are recognized at the fair value of the consideration received or receivable for the sale of goods and service. Revenues from the sale of products are recognized when their value can be measured reliably, all risks and benefits inherent to the product are transferred to the buyer, the Company no longer has the control or responsibility over the goods sold and the economic benefits generated to the Company are probable. Revenues are not recognized if their realization is uncertain.

b)  Interest income

For all financial instruments measured at amortized cost, interest income or expense is recorded using the effective interest rate, which is the rate that discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income is included in the financial result under the statement of income for the period.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

4.    Main accounting practices – Continued

q)  Determination of net income - Continued

(ii)    Gross profit

Gross profit corresponds to the difference between net sales and the cost of goods sold. The cost of goods sold comprises the cost of purchases net of discounts and bonuses received from vendors, changes in inventory and logistics costs.

Bonus received from vendors is measured based on contracts and agreements signed with vendors.

Cost of sales includes the cost of logistics operations managed or outsourced by the Company, comprising warehousing, handling and freight costs incurred until the availability of goods for sale. Transport costs are included in the acquisition costs.

(iii)   Selling expenses

Selling expenses consist of all store expenses, such as salaries, marketing, occupancy, maintenance, etc.

(iv)   General and administrative expenses

General and administrative expenses correspond to overheads and the cost of corporate units, including the purchasing and procurement, IT and finance functions.

(v)    Other operating expenses, net

Other operating income and expense correspond to the effects of major events occurring during the period that do not meet the Company’s definition for the other income statement lines.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

4.    Main accounting practices – Continued

(vi)   Financial result

Finance expenses include, substantially, all expenses generated by net debt and the receivables securitization during the period offset by capitalized interest, losses related to the measurement of derivatives at fair value, losses on disposals of financial assets, finance charges on lawsuits and taxes interest charges on financial lease, and discounting adjustments.

Finance income includes income generated by cash and cash equivalents and judicial deposits, gains related to the measurement of derivatives at fair value, purchase discounts obtained from vendors, and revenues referring to discounts.

r)   Taxation

Current income and social contribution taxes

Current income and social contribution tax assets and liabilities, for the current and prior periods, are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the tax are those that are enacted or substantially enacted, at the balance sheet dates.

The taxation on income comprises the Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”), being calculated based on taxable income (adjusted income), at rates applicable in the prevailing laws – 15% over taxable income and 10% surcharge over the amount exceeding R$ 240 in taxable income yearly for IRPJ and 9% for CSLL.

Deferred income and social contribution taxes

Deferred income and social contribution taxes are generated by temporary differences at the balance sheet date, between the tax basis of assets and liabilities and their carrying amounts.

Deferred income tax and social contribution tax assets are recognized for all deductible temporary differences, and unused tax losses, to the extent that it is probable that taxable profit will be available against which to deduct the temporary differences and unused tax credits and losses except where the deferred income and social contribution tax assets relating to the deductible temporary difference arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor tax profit or loss.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

4.    Main accounting practices – Continued

r)   Taxation  - Continued

Deferred income and social contribution taxes - Continued

Deferred income and social contribution taxes liabilities referring to all temporary taxable differences, except when the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in an operation, rather than a business combination and, at the time of the operation, affects neither the accounting profit nor taxable loss.

With respect to deductible temporary differences associated with investments in subsidiaries and associates, deferred income and social contribution taxes are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income and social contribution tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income and social contribution taxes to be utilized. Unrecognized deferred income and social contribution tax assets are reassessed at the balance sheet date and are recognized to the extent that it has become probable that future taxable profits will allow these assets to be recovered.

Deferred income and social contribution tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet dates.

Deferred taxes related to items directly recognized in shareholders’ equity are also recognized in shareholders’ equity and not in the income statement.

Deferred income and social contribution tax assets and liabilities are offset if there is a legal or contractual right to offset the tax assets against the income tax liabilities and deferred taxes refer to the same taxpayer company and to the same tax authority.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

4.    Main accounting practices – Continued

r)   Taxation  - Continued

Other taxes

Revenues from sales and services are subject to taxation by State Value-Added Tax (“ICMS”), Services Tax (“ISS”), Social Contribution Tax on Gross Revenue for the Social Integration Program (“PIS”) and Social Contribution Tax on Gross Revenue for Social Security Financing (“COFINS”) at rates prevailing in each region and are presented as deductions from sales in the income statement.

The amounts recoverable derived from non-cumulative ICMS, PIS and COFINS are deducted from cost of goods sold.

Taxes recoverable or prepaid taxes are shown in the current and noncurrent assets, in accordance with the estimated timing of their realization.

Sales taxes

Revenues, expenses and assets are recognized net of the amount of sales tax except:

·       Where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

·       Receivables and payables that are stated with the amount of sales tax included. The net amount of sales tax recoverable from, or payable to, the tax authority is included as part of receivables or payables in the balance sheets.

s)  Business combinations and goodwill

Business combinations are recorded using the acquisition method. The cost of an acquisition is measured as the sum between the consideration transferred, measured at fair value on the acquisition date and the remaining amount of non-controlling interest in the acquired company. For each business combination, the acquirer measures the non-controlling interest in the acquired company at fair value or through the proportional interest in acquired company’s identifiable net assets. The acquisition costs incurred are treated as expense and included in the administrative expenses.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

4.    Main accounting practices – Continued

s)  Business combinations and goodwill - Continued

When the Company acquires a business, it assesses financial assets and liabilities to the appropriate classification and designation according to contractual terms, economic circumstances and relevant conditions on the acquisition date. This includes the separation of derivatives embedded in agreements by the acquired company.

If the business combination occur in phases, the fair value on the acquisition date of interest previously held by acquirer in acquired company is adjusted to fair value on if the acquisition date through income statement.

Any contingent payment to be transferred by acquirer will be recognized at fair value on the acquisition date. Subsequent changes in fair value of contingent payment considered as an asset or liability will be recognized under CPC 38 (IAS 39) through income statement or as change in other comprehensive income. If the contingent payment is classified as equity, it will not be adjusted until it is finally settled under shareholders’ equity.

Goodwill is initially measured at cost and the excess between the consideration transferred and the amount recognized for non-controlling interest over assets acquired and liabilities assumed. If this payment is lower than the fair value of net assets of acquired subsidiary, the difference is recognized in the income statement as gain due to profitable purchase.

After initial recognition, the goodwill is measured at cost, less eventual impairment losses. For the purposes of impairment test, the goodwill acquired in a business combination is, as of the acquisition date, allocated to each one of the Company's cash generating units which shall reap the business combination benefits, regardless if other assets or liabilities of the acquired company will be assigned to these units.

In cases the goodwill composes a cash generating unit and part of the operation at this unit is sold, the goodwill related to the sold operation is included in the book amount of the operation when profit or loss earned with the sale of operation is calculated. This goodwill is then measured based on the sold operation-related amounts and part of the cash generating unit which was maintained.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

4.    Main accounting practices – Continued

t)   Pension plan

The pension plan is funded through payments to insurance companies, which are classified as defined contribution plan according to CPC 33 (IAS 19). A defined contribution plan is a pension plan through which the Company pays fixed contributions  to a separate legal entity. The Company has no legal or constructive obligation to pay additional contributions if the fund does not have sufficient assets to pay the benefits to all employees referring to length of service in current and previous periods.

u)  Customer loyalty programs

These are used by the Company to provide incentives to its customers in the sale of products or services. If customer buys products or services, the Company grants them credits. Customer may redeem the credits free of charge as a discount in the amount of products or services.

The Company estimates the fair value of scores granted according to the customer loyalty program, applying statistical techniques, considering the maturity of the plan defined in the regulation.

5.    Rules issued but not effective yet

There are no CPCs issued which are not effective yet, but there are IFRS issued to which there is no change in CPCs in force, but we expect the Brazilian standards will be in conformity with the international standards until the start date thereof. Below a summary of the IFRS main standards issued but not effective yet, as well as our expectations of their effects on the Company’s interim financial statements:

IFRS 9 – Financial Instruments – Classification and Measurement - IFRS 9 concludes the first part of the replacement project of “IAS 39 Financial Instruments: Recognition and Measurement”. IFRS 9 uses a simple approach to determine if a financial asset is measured at the amortized cost or fair value, based on the way how an entity administers its financial instruments (its business model) and the contractual cash flow, which is a characteristic of the financial assets. The standard also requires the adoption of only one method to determinate asset impairment.  This standard will be effective for the fiscal years starting as of January 1, 2013.

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ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

5.    Rules issued but not effective yet - Continued

IFRS 10 Consolidate financial statements - IFRS 10 as issued reflects the replacement of SIC 12 and IAS 27 and applies to consolidated financial statements when an entity controls one or more other entities. The standard is effective for annual periods beginning on or after January 1, 2013. The Company will analyze the effect of the adoption of the standard.

IFRS 11 Joint arrangements - IFRS 11 as issued reflects the replacement of SIC 13 and IAS 31 and applies to Joint controlled entities. The standard is effective for annual periods beginning on or after January 1, 2013. The Company will analyze the effect of the adoption of the standard.

IFRS 12 Disclosure of interests in other entities - IFRS 12 as issue applies to Disclosure of interests in other entities, which is intended to enable users to know the risks, the nature, and the effects in the financial statements of the interest in other entities. The standard is effective for annual periods beginning on or after January 1, 2013. The Company will analyze the effect of the adoption of the standard.

IFRS 13 Fair value measurements - IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements). The standard is effective for annual periods beginning on or after January 1, 2013. The Company will analyze the effect of the adoption of the standard.

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ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

5.    Rules issued but not effective yet - Continued

IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments - IFRIC 19 is effective for annual periods beginning on or after July 1, 2010. The interpretation clarifies that equity instruments issued to a creditor to extinguish a financial liability qualify as consideration paid. The equity instruments issued are measured at their fair value. If this cannot be reliably measured, the instruments are measured at the fair value of the liability extinguished. Any gain or loss is recognized immediately in profit or loss.

IASB issued clarifications on the IFRS rules and amendments applicable as of October 1, 2011. Below, the main amendments:

·           IAS 1 – Presentation of financial statements;

·           IAS 12 – Income taxes;

·           IAS 19 – Employee benefits;

·           IAS 24 – Related party disclosures;

·           IAS 27 – Separate financial statements;

·           IAS 28 – Associates and joint ventures;

The Company will deepen their studies on the adoption of these pronouncements and interpretations, nevertheless not expect any effects in its individual and consolidated interim financial statements.

There are no other rules or interpretations issued that have not been adopted yet that according to the Management’s opinion, may adversely affect the Company’s results or shareholders’ equity.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

6.    Significant accounting judgments, estimates and assumptions

Judgments

The preparation of the Company’s interim individual and consolidated financial statements requires Management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. In the process of applying the Company’s accounting policies, Management has made the following judgments, which have the most significant effect on the amounts recognized in the individual and consolidated interim financial statements:

a)   Financial  lease commitments – Company as lessee -continued

The Company has entered into commercial property leasing agreements in its leased property portfolio and, based on an evaluation of the terms and conditions of the arrangements, that it retains all the significant risks and rewards of ownership of these properties and recorded the agreements as financial lease.

b)  Impairment

According to the financial statements for the year ended at December 31, 2010, the Company assessed if there was indication of assets impairment and in the period ended September 30, 2011, no signs or facts were identified for a new assessment.

Estimates and assumptions

a)  Income taxes

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Given the nature and complexity of Company’s business, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to income tax and expense already recorded. The Company establishes provisions, based on reasonable estimates, for eventual consequences of audits by the tax authorities. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective company's domicile.

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ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

6.    Significant accounting judgments, estimates and assumptions – Continued

Estimates and assumptions - Continued

a)  Income taxes - Continued

Deferred income and social contribution tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred income and social contribution tax assets that can be recognized, based upon the profit estimates and the level of future taxable profits, based on the business plan approved by the Board of Directors.

The Company has tax losses amounting to a tax benefit of R$768,277 at September 30, 2011 (R$720,530 at December 31, 2010). These losses do not have limitation periods and relate to subsidiaries that have tax planning opportunities available to support a portion of these balances. The Company recorded a provision for impairment of these deferred tax assets in the amount of R$79,196 at September 30, 2011 (R$106,198 at December 31,2010).

Further details on taxes are disclosed in the Note 22.

b)  Fair value of derivatives and other financial instruments

Where the fair value of financial assets and financial liabilities recorded in the interim financial statements cannot be derived from active markets, they are determined  according to the hierarchy set by CPC 38 (IAS39), to whom certain valuation techniques are determined, including the discounted cash flow model. The inputs to these models are taken from observable markets where possible or information about comparable operations and transactions on the market. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

The fair value of financial instruments that are actively traded on organized markets is determined based on the market quotes, on the balance sheet dates, without any deduction for transaction costs. For financial instruments that are not actively traded, the fair value is based on valuation techniques defined by the Company and compatible with usual practices on the market.  These techniques include the use of recent market arm’s length transactions, notional to the fair value of similar financial instruments, analysis of discounted cash flows or other valuation models.

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ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

6.    Significant accounting judgments, estimates and assumptions – Continued

Estimates and assumptions - Continued

b)  Fair value of derivatives and other financial instruments - Continued

When the fair value of financial assets and liabilities recorded in the balance sheet cannot be observed in active markets, these are determined by valuation techniques, including the discounted cash flow method. These models inputs are collected from the market, where applicable, when these observations are not possible, judgment is required to determine the fair value. This judgment includes considerations on inputs, such as: liquidity risk, credit risk and volatility. Changes in these factors assumptions may affect the financial instruments fair value.

c)  Share-based payments

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in the Note 26.

d)  Goodwill impairment

The Company annually tests whether goodwill went through any loss, according to the accounting policy outlined in Note 4 and CPC 1 (IAS 36). Cash-generating units’ recovery amounts have been calculated in the preparation of the annual financial statements, based on calculations of recoverable amount and market quotes.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

7.    Cash and cash equivalents

Financial investments at September 30, 2011 and December 31, 2010 earn interest mainly at the Interbank Deposit Certificate (“CDI”) rate. Financial investments available for withdrawal and in bank accounts are classified as financial assets measured by fair value through the income statement.

		Parent Company		Consolidated
	Rate *	9.30.2011	12.31.2010	9.30.2011	12.31.2010

Cash and bank accounts		46,459	100,717	185,658	417,561

Financial investments:
Itaú	100.1%	592,014	279,058	1,237,391	1,727,488
Banco do Brasil	100.2%	287,382	568,741	831,304	696,331
Bradesco	101.2%	176,576	564,809	805,074	674,633
Santander	100.6%	2,999	53,443	162,298	70,087
Unibanco	104.1%	-	4,931	-	4,931
CEF	98.0%	2,860	2,668	2,860	2,668
Votorantim	101.4%	155,548	97,476	160,269	104,766
Safra	101.0%	21,558	49,849	172,308	53,750
Other	100.4%	1,866	35,884	17,377	65,779
		1,287,262	1,757,576	3,574,539	3,817,994

* Average CDI Rate

For the purposes of statement of cash flows, cash and cash equivalents include the following working capital:

Consolidated
09.30.2011
Cash and cash equivalents	3,574,539
Secured account (Note 19 c)	(27,667)
3,546,872

The secured account represents the operation mode Daylight Overdraft Limit with the bank Citibank, in which the subsidiary NCB effected payments to suppliers for coverage on D + 1, without financial charges, classified as current liabilities.

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ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

8. Marketable securities

	CDI	12.31.2010

Banco do Brasil	101.0%	315,332
Banco Santander	100.5%	190,307
Banco Safra	101.25%	102,363
		608,002

Current		600,613
Noncurrent		7,389

Since June 30, 2011 the marketable securities had non restrictions for use. These operations were reclassified to cash and cash equivalents.

9. Trade accounts receivable

	Parent Company		Consolidated
	9.30.2011	12.31.2010	9.30.2011	12.31.2010

Credit card companies (a)	65,459	304,992	306,947	425,383
Sales vouchers and others	44,569	43,673	92,647	179,674
Consumer finance (b)	-	-	1,741,027	879,620
Consumer Finance - Bradesco	-	-	76,740	619,541
Credit sales with post-dated checks	951	2,110	4,242	6,492
Accounts receivable from wholesale customers	-	-	37,547	13,233
Private label credit card – interest-free installment payment	7,284	15,127	7,284	15,127
Accounts receivable from vendors (g)	231,869	333,551	303,010	421,097
Allowance for doubtful accounts (e)	-	-	(198,922)	(172,901)
Accounts receivable from related parties	148,189	180,917	2,025	-
Accounts receivable – FIDCs (c)	-	-	2,435,042	1,667,029
Adjustment to present value (d)	-	-	(15,419)	(7,061)
Current	498,321	880,370	4,792,170	4,047,234

Accounts receivable – Paes Mendonça (f)	-	-	438,698	420,570
Consumer finance	-	-	95,513	115,432
Allowance for doubtful accounts (e)	-	-	(5,173)	(8,063)
Noncurrent	-	-	529,038	527,939

	498,321	880,370	5,321,208	4,575,173

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ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

9.    Trade accounts receivable -- Continued

a)  Credit card companies

Credit card sales are receivable from the credit card companies. In the subsidiaries Globex, Nova Casa Bahia and Nova Pontocom, credit card receivables, related to the sale of home appliances, are receivable in installments not exceeding 18 months.

Through its subsidiaries Globex, Nova Casa Bahia and Nova Pontocom, the Company sells or deducts its credit card receivables to banks or credit card management companies, in order to obtain working capital.

b)  Consumer credit

Refer to consumer direct credit through dealer (CDCI) which can be paid in 24 installments, mainly in subsidiary NCB.

The Company maintains agreements with financial institutions where it is referred to as intervening party of these operations. (See Note 19).

b. 1)   Consumer finance – Banco Bradesco

Until November 2010, NCB subsidiary maintained an operating agreement with Banco Bradesco (“Bradesco”), through its subsidiary Finasa, for the granting of credit to its customers aiming at making feasible the acquisition of its goods at stores. As a result of credit granted to customers, NCB receives the principal amount financed by Bradesco on the first business day following the sale date.

According to this agreement, NCB is liable for the extrajudicial collection of defaulting customers, bearing the corresponding expenses. After elapsing 45 days of the initial maturity of overdue installments, the NCB acquires the credit by means of assignment. Within this context, as required by CPC 38 (IAS 39) – Financial Instruments: Recognition and Measurement, the risks and benefits related to accounts receivable assigned to Bradesco are not substantially transferred to the counterparty, which is recognized in the NCB’s balance sheet against “Loans and Borrowings”.

The outstanding balance of these receivables under NCB’s responsibility at September 30, 2011 was R$76,866 (R$649,376 at December 31, 2010).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

9.    Trade accounts receivable - Continued

c)  Accounts receivable - FIDCs

The Company and Subsidiaries carrying out securitization operations of its receivables, mainly represented  by credit sales with tickets and credit card company receivables, with the Pão de Açúcar Receivables Securitization Fund (“PAFIDC”) and Globex Receivables Securitization Fund (“Globex FIDC”). The volume of operations stood at R$6,951,268 at September 30, 2011 (R$9,802,951 at December 31, 2010) for PAFIDC, R$3,054,885 at September 30, 2011 (R$390,682 at December 31, 2010) for Globex FIDC, in which the responsibilities for services rendered and subordinated interests were retained. The consolidated securitization costs of such receivables amounted to R$97,308 (R$87,015 at September 30, 2010) for PAFIDC and R$123,099 (R$14,598 at December 31, 2010) for Globex FIDC, recognized as financial expenses in the income statement.

Services rendered, which are not remunerated, include credit analysis and the assistance by the collection department to the fund’s manager.

The outstanding balances of these receivables in PAFIDC and Globex FIDC at September 30, 2011 were R$2,435,042 (R$1,667,029 at December 31, 2010), net of allowance for losses.

d)  Adjustment to present value

The discount rate used by subsidiary NCB considers current market valuations as to the cash value over time and asset's specific risks. Credit sales with the same cash value were carried to their present value on the date of the operation, in view of their terms, adopting the monthly average rate of receivables anticipation with credit card companies, during the period of nine months ended September 30, 2011 these rates were in average 1.01% (0.66% and 1.05% on December 31, 2010).

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ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

9.    Trade accounts receivable – Continued

e)  Allowance for doubtful accounts

The allowance for doubtful accounts is based on average historical losses complemented by Company's estimates of probable future losses:

	Consolidated
	9.30.2011	12.31.2010

At the beginning of the period	(180,964)	(7,521)
Allowance for doubtful accounts	(163,107)	(573,898)
Recoveries and provision writte-off	139,976	400,455
At the end of the period	(204,095)	(180,964)

Current	(198,922)	(172,901)
Noncurrent	(5,173)	(8,063)

		Falling due	Past due and partially accrued for losses
	Total		<30 days	30-60 days	61-90 days	>90 days
9.30.2011	5,321,208	4,556,658	93,950	31,378	18,844	620,378
12.31.2010	4,575,173	3,658,007	229,411	16,497	53,090	618,168

f)   Accounts receivable – Paes Mendonça

The accounts receivable from Paes Mendonça relate to amounts deriving from the payment of third party liabilities by the subsidiaries Novasoc and Sendas. Pursuant to contractual provisions, these accounts receivable are monetarily restated (IGPM) and guaranteed by commercial leasing rights of certain stores currently operated by the Company, Novasoc and Sendas. Maturity of accounts receivable is linked to the lease agreements.

g)  Accounts receivable from vendors

Accounts receivable from vendors includes rebates and discounts obtained from vendors. These amounts are established contractually and include amounts for volume purchase discounts, joint marketing programs, freight reimbursements, and other similar programs.

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ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

10. Other accounts receivable

	Parent Company		Consolidated
	9.30.2011	12.31.2010	9.30.2011	12.31.2010
Accounts receivable related of sale from property and equipment	168	7,827	56,575	57,921
Cooperative advertising with vendors	-	-	29,906	20,539
Advances to suppliers	18,249	29,279	74,377	73,935
Accounts receivable related of credits non accepted	40,119	15,185	85,236	56,998
Accounts receivable from virtual operations	-	-	-	1,099
Claims to receive	286	1,993	69,164	45,306
Accounts receivable from services	12,169	3,491	12,445	7,194
Rental receivable - commercial galleries	8,582	12,859	13,395	20,270
Loans to employees	22,722	21,377	33,129	21,377
Others	16,041	11,750	47,392	84,159
	118,336	103,761	421,619	388,798

Current	66,451	50,976	335,698	299,241
Noncurrent	51,885	52,785	85,921	89,557

11.   Receivables Securitization Fund

a)  Receivables Securitization Fund - Pão de Açúcar

PAFIDC is a receivables securitization fund created for the purpose of acquiring the Company and its subsidiaries’ trade receivables, arising from sales of products and services to their customers, except for receivables from installment sales and post-dated checks. The fund has a defined term until December 7, 2012.

The capital structure of the fund, at September 30, 2011, is composed of 10,295 senior shares held by third parties in the amount of R$1,200,864 (R$1,096,130 at December 31, 2010), which represent 89.76% of the fund’s equity (89.30% at December 31, 2010) and 2,864 subordinated shares (also at December 31, 2010), held by the Company and subsidiaries in the amount of R$137,049, which represent 10.24% of the fund’s equity (10.70% at December 31, 2010).

The subordinated quotas were imputed to the Company and are recorded in assets of controlling entity, as interest in the receivables securitization fund, with a balance of R$122,693 at September 30, 2011 (R$117,613 at December 31, 2010). The interest held in subordinated quotas represents the maximum exposure to the securitization operations losses.

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ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

11.   Receivables Securitization Fund -- Continued

a)  Receivables Securitization Fund - Pão de Açúcar -- Continued

The interest rates of senior shares are shown below:

		9.30.2011		12.31.2010
Quotaholders	Amount	CDI Rate	Balance	CDI Rate	Balance
			redeemable		redeemable

Senior A	5,826	109.5%	737,152	109.5%	672,861
Senior B	4,300	109.5%	201,729	109.5%	184,135
Senior C	169	109.5%	261,983	109.5%	239,134
			1,200,864		1,096,130

Subordinated quotas are registered and non-transferable, and were issued in a single series. The Company will redeem the subordinated quotas only after the redemption of senior quotas or at the end of the fund’s term. Once the senior quotas have been remunerated, the subordinated quotas will receive the balance of the fund’s net assets after absorbing any losses on receivables transferred and any losses attributed to the fund. Their redemption value is subject to credit, prepayment, and interest rate risks on the transferred financial assets.

The holders of senior quotas have no recourse against the other assets of the Company in the event customers’ default on the amounts due. As defined in the agreement between the Company and PAFIDC, the transfer of receivables is irrevocable, irreversible and definitive.

b)  Globex Receivables Securitization Fund – Globex FIDC

Globex FIDC is a receivables securitization fund created to acquire the accounts receivable of Globex (mainly credit card), originated from the sale of products and services to its customers. This fund was created at November 11, 2010 with an indeterminate term.

The fund equity structure at September 30, 2011 is composed of 11,666 senior quotas held by third parties, amounting to R$1,295,662 (R$1,184,387 at December 31, 2010), representing 86.4% of the fund’s equity (87.5% at December 31, 2010) and 191 subordinated quotas (169 at December 31, 2010), held by the Company and its subsidiaries, amounting to R$203,290 (R$169,332 at December 31, 2010), accounting for 13.6% of the fund’s equity (12.5% at December 31, 2010).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

11. Receivables Securitization Fund -- Continued

b)  Globex Receivables Securitization Fund – Globex FIDC -- Continued

Below, the interest rates of senior quotaholders:

		9.30.2011		12.31.2010
Quotaholder	Amount	CDI Rate	Balance redeemable	CDI Rate	Balance redeemable

Senior - 1st Series	11,666	107.75%	1,295,662	107.75%	1,184,387

Subordinated quotas are registered and non-transferable and were issued in a single series. The Company will redeem the subordinated quotas after the redemption of senior quotas or upon the end of the fund’s term. Once remunerated the senior quotas seniors, the subordinated quotas will receive the fund’s net worth balance after absorbing eventual losses in receivables transferred and eventual losses attributed to the fund. Their redemption amount will be subject to credit, prepayment and interest rate risks of financial assets transferred.

The holders of senior quotas are not entitled to recourse against other Company’s assets in the event of customers’ delinquency. As contractually agreed upon between the Company and PAFIDC, the receivables transfer is irrevocable, irreversible and definite.

12.   Inventories

	Parent Company		Consolidated
	9.30.2011	12.31.2010	9.30.2011	12.31.2010

Stores	1,032,039	999,835	2,987,936	2,638,904
Warehouses	774,421	623,223	2,245,493	2,291,445
Bonus in inventories	(35,588)	(40,883)	(49,981)	(51,345)
Provision for obsolescence/breaking	(3,404)	(8,921)	(64,165)	(46,597)
Present value adjustment	-	-	(22,218)	(8,639)
	1,767,468	1,573,254	5,097,065	4,823,768

The Company appropriates in the result the bonus received from suppliers at the same time that the bonus inventories is realized. The received unrealized bonus in inventories in the parent company represents R$35,588 (R$40,883 at December 31, 2010), in the consolidated the amount is R$49,981 (R$51,345 at December 31, 2010). In addition, the Company effect obsolescence provision (low turnover) and breaking inventories in the amount R$3,404 (R$8,921 at December 31, 2010) and R$64,165 (R$46,597 at December 31, 2010) in the parent company and consolidated, respectively.

The adjustment to present value of inventories refers to the corresponding entry of adjustment to present value of the indirect subsidiary NCB’s vendors.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

13.   Recoverable taxes

The balances of recoverable taxes refer to credits from Withholding Income Tax, (“IRRF”), Social Contribution Tax on Gross Revenue for the Social Integration Program (“PIS”), Social Contribution Tax on Gross Revenue for Social Security Financing (“COFINS”) and recoverable State Value-Added Tax (“ICMS”):

	Parent Company		Consolidated
	9.30.2011	12.31.2010	9.30.2011	12.31.2010
Current
Taxes on sales	224,252	263,936	1,089,789	671,054
ICMS recoverable	224,252	221,899	845,079	464,152
PIS/COFINS recoverable	-	42,037	244,710	206,902

Income tax	97,859	41,392	180,308	141,387
Investment	49,667	24,192	121,887	116,656
Other	48,192	17,200	58,421	24,731

Other	95,901	58,894	142,833	77,201
ICMS recoverable from Property and equipment	20,699	9,323	34,343	16,480
ICMS tax replacement	55,208	28,260	53,200	28,697
Other	19,994	21,311	55,290	32,024

Present value adjustment	(572)	(460)	(1,307)	(1,287)
	417,440	363,762	1,411,623	888,355
Noncurrent
Taxes on sales	-	111,812	85,111	206,765
ICMS recoverable	-	-	71,130	71,063
PIS/COFINS recoverable	-	111,812	13,981	135,702

Other	15,515	15,494	20,590	19,632
ICMS and other	15,515	15,494	20,590	19,632

Present value adjustment	(6,540)	(7,504)	(12,838)	(12,891)
	8,975	119,802	92,863	213,506

Total taxes recoverable	426,415	483,564	1,504,486	1,101,861

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

14.   Related Parties

a)     Sales and purchases of goods

	Parent Company		Consolidated
	9.30.2011	12.31.2010	9.30.2011	12.31.2010
Customers
Novasoc Comercial	31,005	37,678	-	-
Sé Supermercados	76,682	94,321	-	-
Sendas Distribuidora	37,184	47,682	-	-
Barcelona	1,294	1,849	-	-
Xantocarpa	1	2	-	-
Globex	928	1,617	-	-
Nova PontoCom	1,095	6,023	-	-
	148,189	189,172	-	-
Suppliers
Novasoc Comercial	6,926	2,289	-	-
Sé Supermercados	2,729	3,745	-	-
Sendas Distribuidora	7,361	11,530	-	-
Barcelona	1,250	2,131	-	-
Xantocarpa	524	752	-	-
FIC	2,050	7,242	2,603	8,879
Globex	435	853	-	-
Nova PontoCom	500	803	-	-
Globalbev bebidas e alimentos	481	-	526	-
Bravo café	215	-	215	-
Fazenda da Toca Ltda	199	-	237	-
	22,670	29,345	3,581	8,879

	9.30.2011	9.30.2010	9.30.2011	9.30.2010
Sales
Novasoc Comercial	239,123	220,731	-	-
Sé Supermercados	575,326	578,946	-	-
Sendas Distribuidora	220,512	188,145	-	-
Barcelona	3,721	15,866	-	-
Globex	4	873	-	-
Nova PontoCom	15,446	58,824	-	-
ECQD Participações	1,545	-	-	-
	1,055,677	1,063,385	-	-
Purchases
Novasoc Comercial	2,633	1,767	-	-
Sé Supermercados	10,172	8,520	-	-
Sendas Distribuidora	22,988	7,260	-	-
Nova PontoCom	-	20	-	-
ECQD Participações	1	-	-	-
Globalbev bebidas e alimentos	7,944	-	9,992	-
Bravo café	1,209	-	1,209	-
Sykué Geração de energia Ltda	22,439	-	22,318	-
Fazenda da Toca Ltda	2,205	-	2,375	-
	69,591	17,567	35,894	-

Related party transactions, as disclosed above, are carried out at cost and are eliminated from the consolidated interim financial statements.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

14.   Related Parties - Continued

b)    Other operations

	Parent Company		Consolidated
	9.30.2011	12.31.2010	9.30.2011	12.31.2010

Assets
Novasoc Comercial	11,037	-	-	-
Sé Supermercados	6,116	-	-	-
Casino (i)	1,657	5,519	1,657	5,519
FIC / BINV (iv)	-	-	3,714	-
Sendas S.A.	-	17,824	-	17,824
Sendas Distribuidora	810,094	564,208	-	-
Xantocarpa	17,762	3,916	-	-
Barcelona	146,950	178,909	-	-
Vedra	20	-	-
Globex	14,568	8,570	-	-
Casas Bahia Comercial Ltda. (v)	-	-	142,475	120,605
Nova PontoCom	12,240	308	-	-
Vancouver	2,970	2,351	-	-
ECQD - partners (vi)	33,081	-	33,081
Wilkes	676	-	676	-
Other	28,863	22,951	38,906	32,293
	1,086,034	804,556	220,509	176,241
Liabilities
Novasoc Comercial	-	34,867	-	-
Sé Supermercados	-	48,936	-	-
Fundo Península (ii)	11,293	14,410	11,649	14,894
Barcelona	-	324,350	-	-
Globex	87,595	79,689	-	-
FIC (iv)	1,762	5,320	6,761	6,886
Casas Bahia Comercial Ltda. (v)	-	-	478	231,203
Other	9,244	6,248	3,262	21,308
	109,894	513,820	22,150	274,291

	9.30.2011	9.30.2010	9.30.2011	9.30.2010
Income statement
Novasoc Comercial	6,283	6,163	-	-
Sé Supermercados	16,246	16,070	-	-
Sendas Distribuidora	37,898	26,846	-	-
Casino (i)	(4,165)	(3,967)	(4,165)	(3,967)
Fundo Península (ii)	(103,947)	(101,430)	(108,293)	(104,601)
Grupo Diniz (iii)	(12,856)	(9,595)	(13,755)	(6,346)
Sendas S.A.	-	(27,288)	-	(41,754)
Sykué Consultoria em energia Lt. (ix)	(671)	-	(994)	-
Casas Bahia Comercial Ltda. (v)	-	-	58,833	-
FIC/Banco Investcred (iv)	-	(6,045)	1,842	(5,707)
Other	(6,300)	(6,299)	(6,300)	(6,299)
	(67,512)	(105,545)	(72,832)	(168,674)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

14. Related Parties – Continued

b)    Other transactions - Continued

              i.    Casino: Technical Assistance Agreement, signed between the Company and Casino at July 21, 2005, whereby, through the annual payment of US$2,727 thousand, it provides for the transfer of know-how in the administrative and financial area. This agreement is effective for 7 years, with automatic renewal for an indeterminate term. This agreement was approved at the Special Shareholders’ Meeting held at August 16, 2005.

              ii.  Península Fund: 58 real estate lease agreements with the Company, 1 property with Novasoc, 1 property with Sé and 1 property with Barcelona.

             iii.  Diniz Family: Leasing of 15 properties for the Company and 2 properties for Sendas Distribuidora.

             iv.  FIC/Banco Investcred: The impact in the income statement related to Banco Investcred represents: (i) refund of expenses deriving from the infrastructure agreement, such as: expenses related to cashiers payroll, and commissions on the sale of financial products (ii) financial expenses related to the receivables discount (named “financial rebate”) and (iii) revenues from property rental.

              v.  Casas Bahia: Globex maintains lease agreements for warehouses, offices and administrative buildings with the Management of Casas Bahia Comercial Ltda.

             vi.  Nova Pontocom managers (ECQD): On November 2010, in the context of the restructuring of GPA e-commerce business, the Company granted to certain Nova Pontocom Comércio Eletrônico S.A statutory managers, a loan amounting in R$ 10,000 as well as celebrated a barter contract withreturn in the amount of R$ 20,000, both maturing on January 8, 2018, duly adjusted.

            vii.  Dunnhumby International Limited: Agreement between GPA and Dunnhumby to analyze loyalty programs, as well as the delivery of reports and information for optimization of business management and categories strategy, through the assignment for the right to use software.The amount in 2011 is R$ 3,585.

           viii.  Sykué Energy generation: Purchase of Electric Energy on the Free Market to supply several consumer units of the Company.

             ix.  Sykué Consultoria:energy planning services in order to supply electricity, including projection of energy consumption for each consumer unit , during 102 months (economic feasibility study of stores maintenance costs on the captive market or on the free market) and regulatory advisory with ANEEL, CCEE and NOS.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

14. Related Parties – Continued

b)    Other transactions - Continued

              x.  Other: Expenses paid by the Company to its subsidiaries and other associated companies. Other related parties not described in this Note did not state balances or transactions in the periods.

Related party-transactions shown above mainly result from operations the Company and its subsidiaries maintain among themselves and with other related entities and were substantially accounted for according to the market prices, terms and conditions, agreed between the parties.

c)     Management Compensation

The expenses related to the compensation of management’s key personnel (officers appointed pursuant to Bylaws and the Board of Directors), which were recorded in the income statement at the period of nine months ended September 30, 2011 and 2010, were as follows:

Board of Directors
	Remuneration	Other remuneration	Shore based Payment	Total
Board of Directors (*)	-	5,269	-	5,269
Directors	17,636	22,823	9,850	50,309
Fiscal council	324	-	-	324

(*) Variable according to the number of participation in the meeting.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

15.   Investments

a)   Breakdown of investments

	Parent Company
	Sé	Sendas	Novasoc	Globex	Nova Pontocom	NCB (*)	Other	Total
Balances at 12.31.2010	1,702,505	35,378	30,041	1,261,781	18,994	1,015,547	23,856	4,088,102

Additions	-	-	-	-	-	-	29,599	29,599
Exchange variation	-	-	-	-	-	-	990	990
Write-off	(152,074)	(36,655)	(11,271)	-	-	-	-	(200,000)
Equity pick-up	81,233	14,636	19,001	(6,129)	1,429	(24,749)	5,227	90,648
Gain/loss	-	-	-	1,060	723	-	-	1,783
Balances at 9.30.2011	1,631,664	13,359	37,771	1,256,712	21,146	990,798	59,672	4,011,122

(*) Refers to business combination.

	Consolidated
	FIC	Binv/ Globex	Other	Total
Balances at 12.31.2010	206,373	24,002	2,165	232,540

Additions	-	-	111	111
Write-off	(695)	(13,527)	-	(14,222)
Equity pick-up	14,373	10,132	2	24,507
Balances at 9.30.2011	220,051	20,607	2,278	242,936

(i)   FIC

The summarized financial information of FIC at September 30, 2011 and December 31, 2010 is as follows:

	Consolidated
	9.30.2011	12.31.2010

Current assets	3,112,494	3,118,059
Noncurrent assets	190,005	289,963
Total assets	3,302,499	3,408,022

Current liabilities	2,685,430	2,783,045
Noncurrent liabilities	43,429	36,259
Shareholders’ equity	573,640	588,718
Total liabilities and shareholders’ equity	3,302,499	3,408,022
Operating results:
Revenues	650,064	918,415
Operating income	(9,800)	145,756
Net income	24,801	93,302

For purposes of calculating the investment the Shareholders’ Equity of investee should be reduced the goodwill reserve, whose reserve is the right of Itaú.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

15.   Investments - Continued

a)   Breakdown of investments - Continued

(ii) Sendas

Acquisition of non-controlling interest in Sendas Distribuidora

Sendas S.A. and Barcelona Comércio Varejista e Atacadista S.A. (Company’s subsidiary) entered into a Stock Purchase Agreement and Other Covenants, according to which Sendas Distribuidora´s shares held by Sendas S.A. may be transferred to Barcelona Comércio Varejista e Atacadista S.A.. The acquisition this minority participation was approve by the Board of Directors at February 23, 2011 and by Company´s General Meeting at March 14, 2011. Sendas S.A. transferred to Barcelona Comércio Varejista e Atacadista S.A. the totally its participation in the Sendas Distribuidora, corresponding to 42.57% of the capital stock for R$377,000 to be paid as follows: R$59,000 upon the transfer of shares and the remaining amount of R$318,000 in 6 annual and consecutive installments of R$53,000, the first installment shall mature in July 2011, adjusted by IPCA (Extended Consumer Price Index) as of the fourth installment, and as July to December 2010 as reference basis. This present value of obligation assumed at September 30, 2011 is R$232,674 (R$324,350 at December 31, 2010).

b) Payables for acquisition of non-controlling shareholders

	Consolidated
	9.30.2011	12.31.2010

Interest acquisition in Assai (i)	4,451	188,194
Interest acquisition in Sendas Distribuidora (ii)	232,674	324,350
	237,125	512,544

Current liabilities	53,409	297,484
Noncurrent liabilities	183,716	215,060

             i.    Accounts payable due to the acquisition of non-controlling interest in Assai, subsidiary that operates in the “cash and carry” segment for the Group. The accounts payable will be settled in 2011.

            ii.    Accounts payable due to the acquisition of non-controlling interest in Sendas Distribuidora, which will be settled in 6 annual installments, and the last amortization will take place in December 2017, according to item a.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

16.   Business combinations and acquisition of non-controlling interest

a)     Association with Nova Casa Bahia

Context of the partnership

At December 4, 2009, Casas Bahia Comercial Ltda. (“CB”) and GPA entered into a Partnership Agreement (“Partnership Agreement”) aiming at merging their retail trade of durable goods and electronic commerce of durable goods businesses.

At February 3, 2010 the parties signed a Provisional Agreement for the Maintenance of Operation Reversibility (“APRO”) with the Administrative Council for Economic Defense (“CADE”), which determined that the following actions to be taken: (i) maintenance of “Casas Bahia” and “Ponto Frio” brands, as well as separate advertising campaigns, ensuring investments in propaganda and marketing at levels compatible with previous fiscal years, except for the assumptions resulting from the economic scenario; (iii) the maintenance of stores existing in 146 cities where both “Casas Bahia” and “Ponto Frio” are located; (iii) maintenance of respective warehouses and the Bartira’s furniture plant; (iv) maintenance of respective loan policies; and (v) maintenance of separate procurement structures and their commercial contractual instruments, even though they may jointly operate in this segment.  Except for these specific conditions, both Globex and NCB may adopt the measures necessary to merge their activities and capture the synergies resulting from this operation. This present operation is pending approval from CADE.

At July 1, 2010, the parties entered into an addendum to the Partnership Agreement, in which the parties reviewed certain conditions of the partnership, as well as defined the actions required for their implementation.

As a preliminary phase of this businesses merger, at October 1, 2010, the operating assets of CB were transferred to NCB through a partial spin-off.  This transfer included an equity interest of 25% in Bartira (remainder 75% still under the possession of CB).

Thus, as of October 1, 2010, NCB now operates under the "Casas Bahia” brand, which operates in 11 Brazilian states and in the Federal District, represented by 526 stores and 8 warehouses, selling a wide range of electronic products, home appliances and devices, such as furniture, electronic toys, office supplies, mobile phones, computers and accessories.

At November 9, 2010, as a preparatory phase of the process to merge NCB shares into Globex, CDB centralized the retail trade and the electronic commerce of durable goods in Globex.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

16.   Business combinations and acquisition of non-controlling interest - Continued

a)      Association with Nova Casa Bahia - Continued

Thus, the Company injected capital into its subsidiary Globex, used in this specific transaction as intervening party and of the consideration transferred to the acquisition, in the following amount: (i) net assets from the Company’s electronic products operations, established by the “Extra-Eletro” brand, in the amount of R$89,826; (ii) financial investments of R$290,143; and (iii) receivables between the Company’s subsidiaries, in the amount of R$375,550. On the same date, the Globex shareholders’ approved the NCB’s shares incorporation. Globex started to operate with “Ponto Frio” and “Casas Bahia” banners.

Determination of the consideration transferred due to the takeover of NCB

With capital contributions established and as part of the merger process of NCB’s shares into the shareholders’equity of Globex, GPA transferred approximately 47% of its entire investment in Globex to members of CB, which is determined as total consideration transferred for the takeover of NCB (“total consideration transferred”).

Since Globex is a publicly held company, with its shares quoted and traded on the organized market (Bovespa) by independent purchasers and sellers and experts in electric/electronic products segment, for accounting purposes, the fair value of the consideration transferred was determined by the final price of Globex’s common share traded on Bovespa at November 9, 2010, as follows:

12.31.2010

Number of common shares held by CBD, corresponding to the 98.77% interest	168,927,975
Globex common share quote at November 9, 2010 - R$	15.00

Market value (Bovespa) of investment in Globex – 98.77%	2,533,920

47% of market value of investment in Globex assigned to CB’s shareholders	1,193,082

Fixed mandatory dividends to Bartira’s shareholders (i)	6,069

Assets received from CB considered as consideration transferred:

Call option for controlling interest in Bartira, net of income and social contribution taxes(ii)	(274,563)

Non-controlling interest over assets received	130,571

Value of total consideration transferred	1,055,159

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

16.   Business combinations and acquisition of non-controlling interest - Continued

a)      Association with Nova Casa Bahia - Continued

Determination of the consideration transferred due to the takeover of NCB - Continued

(i)  According to the Partnership Agreement, Bartira will disproportionally distribute mandatory dividends to its shareholders, in order to ensure that CB receives a total of R$12 million as dividends in the next three years. This mandatory minimum dividend that Bartira shall pay as a disproportional sharing was considered according to CPC 15 and IFRS 3R, as part of the total consideration transferred for takeover of NCB;

(ii) Furniture supply agreement with Bartira: NCB has an exclusive supply agreement with Bartira.  This agreement holds profitable conditions to NCB in the acquisition of furniture compared to the margins established in the sector. The amount was defined using information on comparable transactions in the market;

(iii) Advantageous lease agreement signed with CB: this refers to CB’s properties, which include stores, warehouses and buildings which are purposes of operating lease by NCB. This was measured according to information on comparable transactions in the market; e

       (iv) Fair value of Bartira’s call option: the parties granted through the Partnership Agreement, call and put options for the interests held by GPA and CB in Bartira. The conditions are defined as follows:

•    During the lock-up period defined in the Partnership Agreement as 36 months, NCB is eligible to sell is 25% interest in Bartira’s capital stock for one real (R$1.00);

•    During the period from the end of the lock-up period and the end of the 6th year of the agreement, NCB may acquire the remaining 75%  interest in the capital stock of Bartira, currently held by CB, for a total of R$175,000, adjusted by IPCA (Extended Consumer Index Price); e

•    Should NCB do not exercise the aforementioned call option at the end of the 6th year, CB shall have to acquire the 25% interest from NCB for a total of R$58,500, adjusted by IPCA;

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

16.   Business combinations and acquisition of non-controlling interest - Continued

a)  Association with Nova Casa Bahia – Continued)

Fair values of acquired identifiable assets and liabilities (provisional)

The fair values of identifiable assets and liabilities acquired from NCB, on the date of business combination were as follows:

	Opening balance	(i) Fair value of investment held in Bartira	(ii) “Casas Bahia” banner	(iii) Commercial rights	(iv) Supply agreement under favorable conditions	(iii) Lease agreement under favorable conditions	Balance after provisional allocation of purchase price
Assets
Cash and cash equivalents	64,957	-	-	-	-	-	64,957
Marketable securities	586,536	-	-	-	-	-	586,536
Trade accounts receivable	2,434,960	-	-	-	-	-	2,434,960
Inventories	1,360,420	-	-	-	-	-	1,360,420
Recoverable taxes	269,352	-	-	-	-	-	269,352
Deferred income tax	142,342	(46,770)	(549,242)	(136,344)	(47,971)	(87,075)	(725,060)
Prepaid expenses	58,498	-	-	-	-	-	58,498
Other	268,059	-	-	-	-	-	268,059
Investments in associated companies	-	137,560	-	-	-	-	137,560
Property and equipment	570,889	-	-	-	-	-	570,889
Intangible assets	57,217	-	1,615,417	401,011	141,092	256,103	2,470,840
	5,813,230	90,790	1,066,175	264,667	93,121	169,028	7,497,011
Liabilities
Trade accounts payable	(1,063,178)	-	-	-	-	-	(1,063,178)
Loans and borrowings	(1,438,859)	-	-	-	-	-	(1,438,859)
Taxes payable	(448,565)	-	-	-	-	-	(448,565)
Deferred revenues	(230,637)	-	-	-	-	-	(230,637)
Provision for contingencies	(33,796)	-	-	-	-	-	(33,796)
Other	(1,405,165)	-	-	-	-	-	(1,405,165)
	(4,620,200)	-	-	-	-	-	(4,620,200)
Net assets	1,193,030	90,790	1,066,175	264,667	93,121	169,028	2,876,811

(i)     Fair value of investment held in Bartira (25%): it refers to the measurement of fair value of the investment currently held by NCB of 25% of Bartira’s capital stock.  It was measured by EBITDA multiples, obtained from market players;

(ii)    “Casas Bahia” brand: the brand is traditional and well known in the Brazilian retail trade and is considered one of the most valuable brands, according to specialized brand valuation companies. Considering the strength and recognition of this brand, a market participant should not discontinue it.  Its measurement was based on the royalties relief methodology, which represents the remuneration practiced by the market for using the brand, if it were not acquired; e

(iii)   Commercial rights: points-of-sale, many of them are located in very busy and large shopping centers.  Usually, shopping centers and street stores charge fees related to the assignment for the right to use the point-of-sale when this asset is transferred. These are measured according to information on comparable transactions in the market.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

16.   Business combinations and acquisition of non-controlling interest – Continued

a)      Association with Nova Casa Bahia - Continued

Fair values of acquired identifiable assets and liabilities (provisional) - Continued

No contingent liabilities or assets were identified and recognized on the acquisition date, and even if positive, this would be Indemnifiable by CB or GPA, where applicable.

The fair value of the non-controlling interest was measured by applying their interest, through the fair value of identifiable net assets of NCB on the business combination date, as follows:

12.31.2010
Fair value of acquired net assets	2,614,662
Non-controlling interest	47.56%
Non-controlling interest – measured by the proportional amount method at fair value of acquired net assets	1,243,533

Bargain  purchase

As a result of: (i) measurement of the total consideration transferred due to takeover of NCB; (ii) measurement of non-controlling interest; and (iii) measurement of identifiable assets and liabilities at their fair value, the Company verified on an accounting basis a gain due to bargain price acquisition, in the amount of R$453,569, recognized in the statement of income for the fiscal year ended December 31, 2010, under Other operating expenses as follows:

12.31.2010

Total consideration transferred due to takeover of NCB	(917,699)

Non-controlling interest – measured by the proportional amount method at fair value of acquired net assets	(1,243,394)

Fair value of acquired net assets	2,614,662

Bargain purchase resulting from takeover of NCB	453,569

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

16.   Business combinations and acquisition of non-controlling interest – Continued

a)      Association with Nova Casa Bahia - Continued

Subsequent measurement – provisional allocation of purchase price

The NCB takeover was accounted for according to the method of acquisition, pursuant to IFRS 3R and CPC 15. The Company did not obtain a final evaluation of the acquired net asset fair value, so that to conclude that the evaluation of gain due to profitable purchase, referring to the NCB takeover.

In compliance with IFRS 3R and CPC 15, the Company will conclude the collection of data and the evaluation of acquired net asset fair value, as well as the consideration transferred in 2011 over 12 months as of the business combination date.

The costs of the transactions, totaling R$100,100 were treated as expense and included in other operating expenses in the statement of income for the year ended December 31, 2010.

17. Property and equipment

a)     Parent Company:

	Balance at:					Balance at:
	12.31.2010	Additions	Depreciation	Write-offs	Transfers	9.30.2011

Land	820,088	-	-	-	(14,000)	806,088
Buildings	1,795,263	20,563	(42,604)	(31)	167,984	1,941,175
Leasehold improvements	986,223	200	(53,084)	(2,161)	127,400	1,058,578
Machinery and equipment	363,139	113,831	(57,444)	(6,386)	44,131	457,271
Facilities	92,104	14,777	(7,124)	(183)	9,120	108,694
Furniture and fixtures	160,882	29,331	(18,237)	(1,857)	19,464	189,583
Vehicles	15,192	7,264	(3,504)	(1,082)	534	18,404
Property and equipment in progress	421,480	333,761	-	(10,405)	(404,979)	339,857
Other	120,988	20,722	(4,927)	(30)	(101,950)	34,803
	4,775,359	540,449	(186,924)	(22,135)	(152,296)	4,954,453

Financial leasing:
IT equipment	3,666	19,708	(3,007)	-	2,934	23,301
Buildings	22,973	-	(1,024)	-	-	21,949
	26,639	19,708	(4,031)	-	2,934	45,250
Total property and equipment	4,801,998	560,157	(190,955)	(22,135)	(149,362)	4,999,703

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

17. Property and equipment - Continued

a)      Parent Company: - Continued

	Balances at 9.30.2011			Balances at 12.31.2010
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Land	806,088	-	806,088	820,088	-	820,088
Buildings	2,615,147	(673,972)	1,941,175	2,427,006	(631,743)	1,795,263
Leasehold improvements	1,882,643	(824,065)	1,058,578	1,758,276	(772,053)	986,223
Machinery and equipment	1,161,984	(704,713)	457,271	1,014,994	(651,855)	363,139
Facilities	280,834	(172,140)	108,694	257,257	(165,153)	92,104
Furniture and fixtures	483,050	(293,467)	189,583	439,259	(278,377)	160,882
Vehicles	29,259	(10,855)	18,404	24,152	(8,960)	15,192
Property and equipment in progress	339,857	-	339,857	421,480	-	421,480
Other	63,176	(28,373)	34,803	144,465	(23,477)	120,988
	7,662,038	(2,707,585)	4,954,453	7,306,977	(2,531,618)	4,775,359

Financial leasing:
IT equipment	28,169	(4,868)	23,301	5,528	(1,862)	3,666
Buildings	34,451	(12,502)	21,949	34,447	(11,474)	22,973
	62,620	(17,370)	45,250	39,975	(13,336)	26,639
Total property and equipment	7,724,658	(2,724,955)	4,999,703	7,346,952	(2,544,954)	4,801,998

b)    Consolidated:

	Balance at:					Balance at:
	12.31.2010	Additions	Depreciation	Write-Offs	Transfers	9.30.2011

Land	983,005	210	-	1,263	(22,308)	962,170
Buildings	1,907,727	24,257	(47,290)	110	208,987	2,093,791
Leasehold improvements	1,515,898	56,466	(92,272)	(687)	246,365	1,725,770
Machinery and equipment	608,748	203,548	(100,682)	(10,704)	125,536	826,446
Facilities	244,524	23,547	(21,961)	795	4,625	251,530
Furniture and fixtures	399,573	56,917	(40,774)	(17,027)	16,202	414,891
Vehicles	156,056	66,713	(21,913)	(1,772)	6,388	205,472
Property and equipment in progress	577,957	455,998	-	(8,372)	(615,452)	410,131
Other	142,173	30,696	(9,222)	(34)	(83,746)	79,867
	6,535,661	918,352	(334,114)	(36,428)	(113,403)	6,970,068

Financial leasing:
IT equipment	74,332	-	(3,356)	(887)	(40,408)	29,681
Hardware	31,895	69,357	(7,884)	(16,533)	12,756	89,591
Facilities	1,086	-	(80)	(1)	(56)	949
Furniture and fixtures	17,864	-	(1,161)	(12)	(5,916)	10,775
Vehicles	14,074	-	(6,400)	(18)	8,475	16,131
Buildings	28,683	-	(1,316)	-	-	27,367
	167,934	69,357	(20,197)	(17,451)	(25,149)	174,494
Total property and equipment	6,703,595	987,709	(354,311)	(53,879)	(138,552)	7,144,562

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

17. Property and equipment - Continued

b)       Consolidated  - Continued

	Balances at 9.30.2011			Balances at 12.31.2010
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Land	962,170	-	962,170	983,005	-	983,005
Buildings	2,872,458	(778,667)	2,093,791	2,640,154	(732,427)	1,907,727
Leasehold improvements	3,020,464	(1,294,694)	1,725,770	2,723,436	(1,207,538)	1,515,898
Machinery and equipment	1,783,032	(956,586)	826,446	1,476,248	(867,500)	608,748
Facilities	488,702	(237,172)	251,530	462,741	(218,217)	244,524
Furniture and fixtures	830,622	(415,731)	414,891	784,316	(384,743)	399,573
Vehicles	235,273	(29,801)	205,472	168,510	(12,454)	156,056
Property and equipment in progress	410,131	-	410,131	577,957	-	577,957
Other	130,259	(50,392)	79,867	182,983	(40,810)	142,173
	10,733,111	(3,763,043)	6,970,068	9,999,350	(3,463,689)	6,535,661

Financial leasing:
IT equipment	40,831	(11,150)	29,681	83,673	(9,341)	74,332
Hardware	174,896	(85,305)	89,591	109,544	(77,649)	31,895
Facilities	1,234	(285)	949	1,292	(206)	1,086
Furniture and fixtures	15,803	(5,028)	10,775	21,736	(3,872)	17,864
Vehicles	24,248	(8,117)	16,131	18,910	(4,836)	14,074
Buildings	43,404	(16,037)	27,367	43,403	(14,720)	28,683
	300,416	(125,922)	174,494	278,558	(110,624)	167,934
Total property and equipment	11,033,527	(3,888,965)	7,144,562	10,277,908	(3,574,313)	6,703,595

At September 30, 2011 and December 31, 2010, the Company and its subsidiaries had collateralized fixed assets and legal claims, as disclosed in the Note 23 (h).

The amount of Property and Equipment in progress R$ 78,917 refers to the Oracle Retail Project with completion scheduled in 2013.

The Company has not identified items of its fixed assets that require a provision for impairment at September 30, 2011.

GPA Malls & Properties

The Company has signed promising barter agreements with two merged companies, where they will cede land previously held by the Company for the commercial exploration of stores, and they will receive barter as many units as necessary to make up at least 14,040 m² and 1,741m², respectively, of units of each enterprise, further a store on the ground floor. The effectiveness of barter depends on administrative acts “protocol and registration of the incorporation memorandum” that now are ongoing. As a result of operation model “assets barter” on September 30, 2011, there is no effect on the interim financial statements from those contracts.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

17. Property and equipment - Continued

c)           Capitalized borrowing costs

The amount of the borrowing costs capitalized for the period of nine months at September 30, 2011 was R$22,940 (R$6,458 at September 30, 2010). The rate used to determine the amount of borrowing costs eligible for capitalization was approximately 100% of CDI, corresponding to the effective interest rate of the Company’s borrowings.

18.   Intangible assets

a)     Parent company:

	Balance at:				Balance at:
	12.31.2010	Additions	Amortization	Transfers	9.30.2011

Goodwill - home appliances	174,548	-	-	-	174,548
Goodwill – retail	300,614	-	-	-	300,614
Commercial rights - retail	-	-	-	17,600	17,600
Software	195,260	22,945	(30,933)	101,768	289,040
	670,422	22,945	(30,933)	119,368	781,802

	Balances at 9.30.2011			Balances at 12.31.2010
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net

Goodwill - home appliances	174,548	-	174,548	174,548	-	174,548
Goodwill – retail (*)	1,148,825	(848,211)	300,614	1,148,825	(848,211)	300,614
Commercial rights - retail	17,600	-	17,600	-	-	-
Software	515,057	(226,017)	289,040	390,413	(195,153)	195,260
	1,856,030	(1,074,228)	781,802	1,713,786	(1,043,364)	670,422

b)    Consolidated:

	Balance at:					Balance at:
	12.31.2010	Additions	Amortization	Write-offs	Transfers	9.30.2011

Goodwill – cash and carry	428,762	-	-	-	-	428,762
Goodwill – home appliances	279,851	-	-	-	-	279,851
Goodwill – retail	663,195	-	-	-	-	663,195
Banner – cash and carry	38,639	-	-	-	-	38,639
Banner – home appliance	2,015,136	24	-	-	-	2,015,160
Commercial rights – home appliances	617,899	7,550	(6,031)	(378)	7,078	626,118
Commercial rights - retail	-	-	-	-	17,600	17,600
Customer relationship – home appliances	24,845	-	(4,712)	-	-	20,133
Profitable furniture supply agreement – Bartira	274,542	-	(39,255)	-	-	235,287
Lease agreement –stores and buildings under profitable condition – Nova casa Bahia	251,994	-	(39,239)	-	-	212,755
Software	286,902	43,527	(50,041)	(20,302)	106,654	366,740
Total Intangíble	4,881,765	51,101	(139,278)	(20,680)	131,332	4,904,240

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

18.  Intangible assets – Continued

b) Consolidated - Continued

	Balances at 9.30.2011			Balances at 12.31.2010
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net

Goodwill – cash and carry	428,762	-	428,762	428,762	-	428,762
Goodwill – home appliances	279,851	-	279,851	279,851	-	279,851
Goodwill – retail (*)	1,781,698	(1,118,503)	663,195	1,781,698	(1,118,503)	663,195
Banner – cash and carry	38,639	-	38,639	38,639	-	38,639
Banner – home appliance	2,015,160	-	2,015,160	2,015,136	-	2,015,136
Commercial rights – home appliances	669,392	(43,274)	626,118	659,138	(41,239)	617,899
Commercial rights - retail	17,600	-	17,600	-	-	-
Customer relationship – home appliances	34,268	(14,135)	20,133	34,268	(9,423)	24,845
Profitable furniture supply agreement – Bartira	278,653	(43,366)	235,287	278,653	(4,111)	274,542
Lease agreement –stores and buildings under profitable condition – Nova casa Bahia	256,103	(43,348)	212,755	256,103	(4,109)	251,994
Software	679,124	(312,384)	366,740	551,923	(265,021)	286,902
Total Intangíble	6,479,250	(1,575,010)	4,904,240	6,324,171	(1,442,406)	4,881,765

(*) Amortization up to December 31, 2008.

c)  Impairment testing of goodwill and intangible assets

Goodwill and intangible assets are annually tested for impairment according to the method described in the Note 4 – “Main Accounting Practices”.

Management made an estimate of recoverable amounts or values in use for all assets. The assumptions adopted are described hereinafter.

As a result of the impairment tests carried out in 2010, the Company did not recognize any impairment losses.

For the year to end at December 31, 2011, the Company’s Management will submit all the goodwill and intangible assets recognized up to date to new impairment tests.

d)  Other intangible assets

Software was tested for impairment observing the same criteria set for property and equipment.

Other intangible assets, whose useful life is indefinite, were submitted to impairment test according to the same calculation criteria used in goodwill on investments.

Acquisition of intangible assets made in 2010

Referring to the business combinations occurred in 2010 (as described in Note 16), the Company acquired intangible assets with definite and indefinite useful lives, as follows:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

18. Intangible assets – Continued

d)  Other intangible assets -- Continued

·       Indefinite useful life – brands and commercial rights; and

·       Definite useful life – store lease agreement and buildings under profitable conditions (10 years), furniture supply agreement under profitable condition (3 years) and customer relationship (5 to 7 years).

19.   Loans and borrowings

a)     Breakdown of debt

	Parent Company		Consolidated
	9.30.2011	12.31.2010	9.30.2011	12.31.2010
Debentures
Debentures	264,742	523,574	264,742	523,574
Swap contracts	24	598	24	598
Funding fees	(2,980)	(3,497)	(2,980)	(3,497)
	261,786	520,675	261,786	520,675
Local currency
BNDES	88,942	39,099	134,574	80,905
IBM	-	-	6,812	6,810
Working capital	-	-	37,452	321,466
Consume finance – CDCI	-	-	2,029,025	1,283,059
Financial leasing	29,515	20,789	60,033	64,467
Swap contracts	-	(3)	-	(439)
Funding fees	(6,443)	(4,525)	(6,375)	(6,770)
Anticipation of receivables	-	249,997	-	249,997
	112,014	305,357	2,261,521	1,999,495
Foreign currency
Working capital	153,588	366,592	1,011,866	414,140
Swap contracts	(61,745)	35,778	(39,217)	43,856
Funding fees	(298)	(372)	(492)	(661)
	91,545	401,998	972,157	457,335
Total current	465,345	1,228,030	3,495,464	2,977,505

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

19.   Loans and borrowings -- Continued

a)     Breakdown of debt -- Continued

	Parent Company		Consolidated
	9.30.2011	12.31.2010	9.30.2011	12.31.2010
Debentures
Debentures	1,535,205	1,075,538	1,535,205	1,075,538
Funding fees	(5,872)	(8,066)	(5,872)	(8,066)
	1,529,333	1,067,472	1,529,333	1,067,472
Local currency
BNDES	405,295	358,053	442,524	381,519
IBM	-	-	6,812	11,917
Working capital	1,104,521	703,049	1,404,230	972,988
Consume finance – CDCI	-	-	94,208	102,106
FIDCs	-	-	2,496,526	2,280,517
Financial leasing	69,487	66,129	116,607	101,098
Swap contracts	(14,284)	7,967	(22,583)	8,134
Funding fees	(8,848)	(9,486)	(9,949)	(12,273)
	1,556,171	1,125,712	4,528,375	3,846,006

Foreign currency
Working capital	716,944	296,147	829,532	615,867
Swap contracts	(2,387)	35,055	3,340	63,059
Funding fees	(204)	(426)	(204)	(468)
	714,353	330,776	832,668	678,458

Total noncurrent	3,799,857	2,523,960	6,890,376	5,591,936

b)    Schedule of loans and borrowings maturity recognized in noncurrent

Year	Parent Company	Consolidated
2012	80,561	2,698,575
2013	1,225,350	1,676,533
2014	1,937,144	1,951,354
2015	150,977	151,365
After 2015	420,749	428,574
Subtotal	3,814,781	6,906,401

Funding fees	(14,924)	(16,025)

Total	3,799,857	6,890,376

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

19.   Loans and borrowings - Continued

c)    Working capital financing and swap

		Parent Company		Consolidated
	Rate	9.30.2011	12.31.2010	9.30.2011	12.31.2010
Debt
Local currency
Itaú Unibanco		-	-	-	14
Banco do Brasil	11.9% per year	1,104,521	703,049	1,404,230	1,087,640
Bradesco	13.3% per year	-	-	811	632
Alfa	CDI + 1.5% per year	-	-	-	11,040
HSBC	10.03% per year	-	-	8,974	4,811
Santander	104% CDI	-	-	-	190,317
Citibank - secured account		-	-	27,667	-
		1,104,521	703,049	1,441,682	1,294,454
Current		-	-	37,452	321,466
Noncurrent		1,104,521	703,049	1,404,230	972,988

Foreign currency
Itau BBA	USD + 3.2%	536,886	296,147	536,886	296,147
Banco do Brasil	USD + 2.3%	-	-	310,655	143,612
Bradesco	USD + 2.7%/ Libor + 1.5% a.a.	-	-	111,856	-
Santander	USD + 0.38%	496	237,438	407,022	337,693
ABN AMRO	YEN/USD + 3.2%	153,588	129,154	295,417	252,555
HSBC	USD + 2.4%	179,562	-	179,562	-
		870,532	662,739	1,841,398	1,030,007
Current		153,588	366,592	1,011,866	414,140
Noncurrent		716,944	296,147	829,532	615,867

Swap contracts
Itaú Unibanco	CDI 105.0%	24	598	24	598
Itau BBA	CDI 102.9%	(1,020)	35,055	(1,020)	35,055
Banco do Brasil	CDI 103.0%	(14,284)	7,964	(13,326)	18,808
Bradesco	CDI 103.9%	-	-	(3,758)	-
Santander	CDI 104.2%	(35,888)	52,814	(13,132)	56,560
ABN AMRO	CDI 104.2%	-	(17,036)	-	4,187
HSBC	CDI 99.0%	(27,224)	-	(27,224)	-
		(78,392)	79,395	(58,436)	115,208

Current		(61,721)	36,373	(39,193)	44,015
Noncurrent		(16,671)	43,022	(19,243)	71,193

		1,896,661	1,445,183	3,224,644	2,439,669

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

19.   Loans and borrowings- Continued

c)  Working capital financing and swap - Continued

The funds to finance working capital are raised with local financial institutions, denominated in local or foreign currencies. Main operations classified into this item are working capital financing, vendor operations.

Vendor operations are based on assignments of credit settled in vendors agreement executed with financial institutions, thus, allowing vendors to anticipate funds from the credit sales. Financial charges are 1.15% per month and maximum terms of up to 60 days.

d)   Consumer finance - CDCI

The operations of consumer finance correspond to the financing of credit sales to customers of subsidiary NCB, through a financial institution. Sales can be paid in up to 24 months and the average financial costs are charged 13.40% a.a. For such contracts, NCB retains substantially all the risks and benefits linked to loans financed with financial institutions secured by promissory notes issued by subsidiary and by assignment of receivables

e)  BNDES

The line of credit agreements denominated in Reais, with the Brazilian Development Bank (BNDES), are subject to the indexation based on the TJLP rate (long-term rate), plus annual interest rates, or are denominated based on a basket of foreign currencies to reflect the BNDES, funding portfolio, plus annual fixed interest rates. Financing is paid in monthly installments after a grace period, as mentioned in the table below.

The Company cannot offer any assets as collateral for loans to other parties without the prior authorization of BNDES and it must comply with certain financial ratios, calculated based on the consolidated balance sheet, as follows: (i) maintenance of a capitalization ratio (shareholders' equity/total assets) equal to or in excess of 0.30 and (ii) maintenance of a current ratio (current assets/current liabilities) equal to or in excess of 1.05. The Company controls and monitors these indexes.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

19.   Loans and borrowings- Continued

e)  BNDES -- Continued

At September 30, 2011, the Company was in compliance with the aforementioned clauses.

			Parent Company		Consolidated
Annual financial charges	Number of monthly installments	Maturity	9.30.2011	12.31.2010	9.30.2011	12.31.2010
TJLP + 4.5%	1	Jan/11	-	-	-	149
TJLP + 2.3%	11	Nov/11	-	-	2,253	8,889
TJLP + 2.3%	11	Nov/11	-	-	296	1,109
TJLP + 2.8%	11	Nov/11	-	-	3,380	4,183
TJLP + 2.3%	11	May/12	-	-	-	4,459
TJLP + 2.8%	17	May/12	-	-	-	2,725
TJLP + 3.2%	60	Nov/12	46,774	63,339	46,774	63,339
TJLP + 2.7%	60	Nov/12	6,757	9,150	6,757	9,150
TJLP + 2.3%	30	Jun/13	-	-	21,743	43,591
TJLP + 4.5%	48	Dec/14	-	-	4,815	167
TJLP + 4.5%	60	Dec/16	40,000	40,000	40,000	40,000
TJLP + 4.5%	60	Dec/16	41,000	41,000	41,000	41,000
TJLP + 4.5%	60	Dec/16	89,741	98,663	89,741	98,663
TJLP + 4.5%	60	Dec/16	45,000	45,000	45,000	45,000
TJLP + 4.5%	60	Dec/16	100,000	100,000	100,000	100,000
TJLP + 4.5%	60	Dec/16	20,000	-	20,000	-
TJLP + 4.5%	60	Dec/16	11,100	-	11,100	-
TJLP + 4.5%	60	Dec/16	10,000	-	10,000	-
TJLP + 4.5%	60	Dec/16	55,241	-	55,241	-
TJLP + 4.5%	60	Dec/16	23,624	-	23,624	-
TJLP + 4.5%	60	Dec/16	5,000		5,000	-
7% p.a.	3	Dec/12	-	-	20,099	-
TJLP + 1.9% p.a.	6	Jun/14	-	-	20,099	-
TJLP + 1.9% p.a. and 1% p.a.	6	Jun/14	-	-	10,050	-
TJLP + 3.5% p.a. and 1% p.a.	6	Jun/14	-	-	126	-
			494,237	397,152	577,098	462,424

Current			88,942	39,099	134,574	80,905
Noncurrent			405,295	358,053	442,524	381,519

f)    Guarantees

The Company signed promissory notes and letters of guarantee in the loans and borrowings took out with BNDES and IBM (financial leases).

g)      Swap contracts

The Company uses swap operations to exchange liabilities denominated in U.S. dollars and Yen and fixed interest rates with Real pegged to CDI floating interest rates. The Company contracts swap operations with the same counterparty, currency and interest rates. All these transactions are classified as hedge accounting, as disclosed in Note 20. CDI annual benchmark rate at September 30, 2011 was 11.48% (9.71% at December 31, 2010).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

19.   Loans and borrowings - Continued

h)      Redeemable PAFIDC quotas

As per CPC 38 (IAS 39), the Company records the amounts related to the senior quotas as “Loans and borrowings”.

i)  Debentures

	Parent Company and Consolidated
	Type	Outstanding debentures	Annual financial charges	Unit price	9.30.2011	12.31.2010

6th Issue – 1st Series	No preference	54,000	CDI + 0.5%	6,729	363,365	559,195
6th Issue – 2ndSeries	No preference	23,965	CDI + 0.5%	6,729	161,260	248,169
6th issue – 1st and 2nd Series	Interest rate swap	-	104.96 of CDI	6,729	24	598
7th Issue – 1st Series	No preference	-	119% of CDI	1,056,320	-	234,979
8th Issue – 1st Series	No preference	500	109.5% of CDI	1,217,741	608,875	555,772

9th Issue – 1st Series		610	107.7%% of CDI	1,092,534	666,447	-
						-
Funding fees					(8,852)	(10,566)
					1,791,119	1,588,147
Current liabilities					261,786	520,675
Noncurrent liabilities					1,529,333	1,067,472

(i)     Breakdown of outstanding debentures

	Number of debentures	Amount

At 12.31.2010	78,665	1,588,147
Interest rate net of payments and fair value of swap	-	(407,028)
9º Issue of Debentures	610	610,000
Amortisation of issue 7º	(200)	-
At 9.30.2011	79,075	1,791,119

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

19.   Loans and borrowings- Continued

h)  Debentures — Continued

(i)   Additional information

Data
Description	6th issue	7 [h] issue	8 [h] issue	9 [h] issue

At March 27, 2007, the Company’s Board of Directors approved the issue of 77,965 debentures, corresponding to the total amount of R$ 779,650. The debentures issued within the scope of the 6th issue have the following characteristics:

At June 8, 2010, the Company’s Board of Directors approved the issue of a restricted offering of 200 non-convertible debentures, in the total amount of R$ 200,000. The debentures issued within the scope of the 7th issue have the following characteristics:

At December 4, 2010, the Company’s Board of Directors approved the issue of a restricted offering of 500 non-convertible debentures, in the total amount of R$500,000. The debentures issued within the scope of the 8th issue have the following characteristics:

At January 5, 2011, the Company’s Board of Directors approved the issue and the restricted offering of 610 non-convertible debentures, in the total amount of R$610,000. The debentures issued within the scope of the 9th issue have the following characteristics:

Series:	Two series: 54,000 and 23,965 debentures were issued in the first and second series, respectively.	Single.	Single.	Single.

Class and Convertibility:	Not convertible into shares issued by the Company.	Registered, book-entry and without issuing share certificates. The debentures are not converted into shares issued by the Company.	Registered, book-entry and without issuing share certificates. The debentures are not converted into shares issued by the Company.	Registered, book-entry and without issuing share certificates. The debentures are not converted into shares issued by the Company.

Type:	Unsecured	Unsecured	Unsecured	Unsecured

Issue date:	March 1, 2007.	June 15, 2009.	December 15, 2009.	January 5, 2011.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

19.   Loans and borrowings - Continued

h)  Debentures — Continued

(i)             Additional information

Data
Description	6th issue	7 [h] issue	8 [h] issue	9 [h] issue

Term and maturity:	Seventy-two (72) months, thus maturing on March 1, 2013.	Seven hundred and twenty (720) days as of the issue date, thus maturing on June 5, 2011.	Sixty (60) months as of the issue date, thus maturing at December 15, 2014.	Thirty six (36) months as of the issue date, thus maturing on January 5, 2014.
Remuneration:

Daily average rate of one-day DI – Interbank Deposits, known as “over extra group,” expressed as annual percentage, based on a year of 252 days, calculated and disclosed by CETIP – Clearing House for the Custody and Financial Settlement of Securities, plus annual spread of 0.5%, of principal, due half-yearly, as of the issue date, always at March and September 1 every year.

119% of average daily rates of one-day DI – Interbank Deposits, known as “over extra group,” expressed as a percentage per annum, based on a year of 252 days, daily calculated and published by CETIP.

109.5% average daily rates of one-day DI – Interbank Deposits, known as “over extra group,” expressed as annual percentage, based on a year of two hundred and fifty-two (252) days, calculated and published by CETIP. The Remuneration will be paid as of the thirty-sixth (36th) month after the issue date, on the following dates: (i) December 15, 2012; (ii) June 15, 2013; (iii) December 15, 2013; (iv) June 15, 2014; and (v) on the Maturity Date, December 15, 2014.

107.75% of average daily rates of one-day DI – Interbank Deposits, known as “over extra group,” expressed as a percentage per annum, based on a year of 252 days, daily calculated and published by CETIP.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

19.   Loans and borrowings - Continued

h)  Debentures — Continued

(i)             Additional information

Data
Description	6th issue	7 [h] issue	8 [h] issue	9 [h] issue

Amortization:	To be amortized in three (3) annual installments: March 1, 2011, March 1, 2012, and March 1, 2013. At each amortization payment date, 25,988 debentures will be paid.	Amortization in a lump sum on the maturity date.

The unit face value of the debentures will be amortized on the following dates: (i) December 15, 2012; (ii) June 15, 2013; (iii) December 15, 2013; (iv) June 15, 2014. On each date, one fifth (1/5) of the unit face value of the debentures (R$1,000,000) will be paid.

The unit face value of debentures will not be partially amortized throughout the effectiveness term of debentures. The unit face value of each debenture will be fully and exclusively paid on the maturity date.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

19.   Loans and borrowings- Continued

h)  Debentures — Continued

(i)   Additional information

Data
Description	6th issue	7 [h] issue	8 [h] issue	9 [h] issue

Early redemption

As of the 18th month after the issue date, the Company may fully or partially redeem in advance the debentures by paying (i) the Unit Face Value plus Remuneration, calculated on a “pro rata temporis” basis, as of the issue date or the last date of payment of the Remuneration, where applicable, until the date of its effective payment; or (ii) reimbursement of premium corresponding to, at most, 1.5%, calculated on a “pro rata temporis” basis, decreasing over time. The partial redemption, if applicable, may occur through a draw, pursuant to Paragraph 1 of Article 55 of Law 6,404 of December 15, 1976 (“Brazilian Corporation Law”) and other applicable rules.

	Not applicable	The Company is entitled to early redemption at any time, at its exclusive discretion, pursuant to the conditions established in the deed of issue.	The Company is entitled to early redemption at any time, at its exclusive discretion, pursuant to the conditions established in the deed of issue.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

19.   Loans and borrowings- Continued

h)  Debentures — Continued

(i)   Additional information

Data
Description	6 [h] issue	7 [h] issue	8 [h] issue	9 [h] issue

Financial ratios:

Calculated based on the Company’s consolidated interim financial statements in BR GAAP: (i) net debt (debt less cash and cash equivalents and accounts receivable) not exceeding the shareholders’ equity; (ii) consolidated net debt/EBITDA ratio, lower or equal to 3.25. At September 30, 2011 the Company was in full compliance with all these ratios.

Calculated based on the Company’s consolidated interim financial statements: (i) net debt (debt less cash and cash equivalents and accounts receivable) not exceeding the shareholders’ equity; (ii) consolidated net debt/EBITDA ratio, lower or equal to 3.25. At September 30, 2010, the Company was in full compliance with all these ratios.

Calculated based on the Company’s consolidated interim financial statements prepared under BR GAAP: (i) net debt (debt less cash and cash equivalents and accounts receivable) not exceeding the shareholders’ equity; (ii) consolidated net debt/EBITDA ratio, lower or equal to 3.25. At September 30, 2011, the Company was in full compliance with all these ratios.

Calculated based on the Company’s consolidated interim financial statements prepared in BR GAAP: (i) net debt (debt less cash and cash equivalents and accounts receivable) not exceeding the shareholders’ equity; (ii) consolidated net debt/EBITDA ratio, lower or equal to 3.25. At September 30, 2011, the Company was in full compliance with all these ratios.

Utilization of funds:	The funds raised through the series of the 6th issue of debentures will be used by the Company to strengthen working capital and to pay current debt.

Funds raised by means of the 7th issue shall be exclusively used by the Company to acquire farming and ranching products with its vendors who are agricultural producers and/or cooperatives listed in the respective Deed of Issue within a term not exceeding five (5) months as of the issue date to be sold at the Company’s establishments.

		The funds raised through the 8th issue of debentures shall be used by the Company to maintain its cash strategy and to strengthen its working capital.	Funds raised by means of the 9thissue shall be used by the Company to maintain its cash strategy and strengthen its working capital.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

20.   Financial instruments

The Company uses financial instruments only for the indentified risk of protection limited to 100% of the risk.  The derivative transactions are exclusively used to reduce the exposure to the foreign currency fluctuation and interest rate, aiming at sustaining a balanced capital structure.

The Company’s financial instruments are reported according to CPCs 38, 39 and 40 (IAS 9, IAS 32 and IFRS 7). The main financial instruments and their amounts recorded in the interim financial statements by category, are as follows:

	Parent company
	Carrying amount		Fair value
	9.30.2011	12.31.2010	9.30.2011	12.31.2010

Cash and cash equivalents	1,287,262	1,757,576	1,287,262	1,757,576
Accounts Receivables and FIDC	621,014	997,983	621,014	997,983
Related parties, assets	1,086,034	804,556	1,086,034	804,556
Related parties, liabilities	(109,894)	(513,820)	(109,894)	(513,820)
Vendors	(1,797,180)	(2,219,699)	(1,797,180)	(2,219,699)
Loans and borrowings	(2,474,083)	(2,163,843)	(2,283,115)	(2,170,748)
Debentures	(1,791,119)	(1,588,147)	(1,784,164)	(1,580,328)
Net exposure	(3,177,966)	(2,925,394)	(2,980,043)	(2,924,480)

	Consolidated
	Carrying amount	Fair value
	9,30,2011	12,31,2010	9,30,2011	12,31,2010

Cash and cash equivalents	3,574,539	3,817,994	3,574,539	3,817,994
Marketable securities	-	608,002	-	608,002
Accounts Receivables and FIDC	5,321,208	4,575,173	5,321,208	4,575,173
Related parties, assets	220,509	176,241	220,509	176,241
Related parties, liabilities	(22,150)	(274,291)	(22,150)	(274,291)
Vendors	(4,623,002)	(5,306,349)	(4,623,002)	(5,306,349)
Loans and borrowings	(8,594,721)	(6,981,294)	(8,401,874)	(6,988,199)
Debentures	(1,791,119)	(1,588,147)	(1,784,164)	(1,580,328)
Purchase option - Bartira	416,004	416,004	416,004	416,004
Net exposure	(5,498,732)	(4,556,667)	(5,298,930)	(4,555,753)

Cash and cash equivalents are classified within Level 2 and the fair value is estimated based on brokerage houses reports that use quoted market prices for similar instruments.

The fair value of other financial instruments described in Note 20 (b) allows to approximate carrying amount based on current payment terms. At September 30, 2011, the Company had no outstanding assets or liabilities in which their fair value could be measured using prices based on active markets for identical instruments (Level 1). The classification of assets and liabilities at fair value are described in Note 20c.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

20.   Financial instruments – Continued

a)   Considerations on risk factors that may affect the business of the Company and its subsidiaries

The Company adopts risk control policies and procedures, as outlined below:

(i)  Credit risk

·  Cash and cash equivalents: in order to minimize credit risk of these investments, the Company adopts policies restricting the investments to a single financial institution, also taking into consideration monetary limits and financial institution evaluations, which are continuously updated (See Note 7).

·  Accounts receivable: the Company sells directly to individual customers through post-dated checks, in a very small portion of sales, 0.09% in the period ended September 30, 2011 (0.59% at December, 2010 and 0.43% at September 30, 2010).

·  The Company also has counterparty risk related to the derivative instruments; such risk is mitigated by the Company’s policy of carrying out transactions with renowned financial institutions.

·  Credit card and/or meal ticket sales are substantially destined to PAFIDC and Globex FIDC, the risk of which is related and limited to the amount of subordinated quotas held by the Company (See Note 11).

(ii) Interest rate risk

The Company and its subsidiaries raise loans and borrowings with main financial institutions in order to deal with cash needs for investments and growth. As a result, the Company and its subsidiaries are exposed to relevant interest rates fluctuation risk, especially in view of derivatives liabilities (foreign currency exposure hedge) and CDI-pegged debt. The balance of cash and cash equivalents, indexed to CDI, partially offsets this effect.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

20.   Financial instruments – Continued

a)   Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(iii) Exchange rate risk

The Company and its subsidiaries are exposed to exchange rate fluctuations, which may increase outstanding balances of foreign currency-denominated loans. The Company and its subsidiaries use derivatives, such as swaps, which aim at annulling the exchange exposure risk, transforming the cost of debt into domestic currency and interest rates.

(iv) Capital risk management

The main objective of the Company’s capital management is to ensure that the Company sustains its credit rating and a well-defined equity ratio, so that to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

There were no changes as to objectives, policies or processes during the period ended September 30, 2011.

	Parent company		Consolidated
	9.30.2011	12.31.2010	9.30.2011	12.31.2010
Loans and borrowings	4,265,202	3,751,990	10,385,840	8,569,441
(-) Cash and cash equivalents	(1,287,262)	(1,757,576)	(3,574,539)	(3,817,994)
Net debt	2,977,940	1,994,414	6,811,301	4,751,447

Shareholders’ equity	7,456,979	7,098,589	9,900,020	9,583,770

Shareholders’ equity and net debt	10,434,919	9,093,003	16,711,321	14,335,217

(v)    Liquidity management risk

The Company manages liquidity risk through the daily follow-up of cash flows, control of financial assets and liabilities maturities and a close relationship with main financial institutions.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

20.   Financial instruments – Continued

a)   Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(vi)    Derivative financial instruments

Few swap operations are classified as fair value hedge, whose objective is to hedge against foreign exchange exposure (U.S. dollars and YEN) and fixed interest rates, converting the debt into domestic interest rates and currency.

These contracts amount to R$2,043,860 at September 30, 2011 (R$1,797,564 at December 31, 2010). These operations are usually contracted under the same terms of amounts, maturities and fees, and preferably are carried out with the same financial institution, observing the limits set by Management.

The Company’s derivatives contracted before December 31, 2008, are  measured at fair value through income statement, including: (i) Swap agreements of foreign currency debts (U.S. dollars and Japanese yen), to convert from fixed interest rates and foreign currencies to Brazilian Reais and domestic variable interest rates (CDI). These agreements amounted to a notional amount of R$743,168 at September 30, 2011 (R$962,585 at December 31, 2010) and (ii) The remaining swap agreements are primarily related to debentures and BNDES loans, exchanging variable domestic interest rates plus fixed interest rates with variable interest rates (CDI).

According to the Company’s treasury policies, swap caps, margins, as well as return clauses, double index, flexible options or any other types of transactions different from traditional swap operations to hedge against debts, including for speculative purposes.

The Company’s internal controls were designed so that to ensure that transactions are conducted in compliance with this treasury policy.

The Company calculates the effectiveness of operations whose hedge accounting is applied, upon contracting and on a continued basis. Hedge operations contracted in the period ended September 30, 2011 reported effectiveness in relation to the debts, which are purpose of this hedge. For derivative operations qualified as hedge accounting, according to CPC 38(IAS 39), the debt purpose of the hedge is also adjusted at fair value as per fair value hedge rules.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

20.   Financial instruments – continued

a)   Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(vi)    Derivative financial instruments - Continued

		Consolidated
		Notional Value		Fair Value
		9.30.2011	12.31.2010	9.30.2011	12.31.2010
Fair value hedge
Purpose of hedge (debt)		2,043,860	1,797,564	2,330,804	1,853,749

Long position
Pre-fixed rate	11.05% p.a.	685,000	980,000	786,426	1,021,220
USD + Fixed		1,358,860	817,564	1,544,927	832,529
		2,043,860	1,797,564	2,331,353	1,853,749
Short position
	CDI 105.7% p.a.	(2,043,860)	(1,797,564)	(2,317,069)	(1,861,447)
Net position		-	-	14,284	(7,698)

		Consolidated
		Notional Value		Fair Value
		9.30.2011	12.31.2010	9.30.2011	12.31.2010
Swap agreements measured by fair value through income statement
Long position
USD + Fixed	5.92% p.a.	110,312	74,704	161,593	85,404
YEN + Fixed	1.69% p.a.	108,231	108,231	155,809	127,371
CDI + Fixed	100% CDI + 0.05% p.a.	524,625	779,650	524,625	811,600
		743,168	962,585	842,027	1,024,375

Short position	CDI	(743,168)	(962,585)	(797,875)	(1,131,886)
Swap net position		-	-	44,152	(107,511)

Total swap net position		-	-	58,436	(115,209)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

20.   Financial instruments – Continued

a)   Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(vi)     Derivative financial instruments - Continued

Realized and unrealized gains and losses over these contracts during the period ended September 30, 2011 are recorded in the net financial result and balance payable by fair value is R$58,436 (R$115,209 at December 31, 2010) and recorded under “loans and borrowings”.

Fair value hedge effects in the income for the period ended September 30, 2011 were R$72,317 of loss, (R$65,352 of gain at September 30, 2010).

(vii)   Fair values of derivative financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Fair values are calculated by projecting the future cash flows of operations, using the curves of BM&F Bovespa and discounting them to present value, using CDI market rates for swaps disclosed by BM&F Bovespa.

Market values of swaps and currency coupons x CDI were obtained by using the market exchange rates in the date in which the quarterly information are raised and the rates projected by the market are calculated based on currency coupon curves. In order to calculate the coupon of foreign currency indexed-positions, the straight line convention - 360 consecutive days was adopted and to calculate the coupon of CDI indexed-positions the exponential convention - 252 business days was adopted.

b)  Sensitivity analysis of financial instruments

Listed companies must disclose an illustrative chart of sensitivity analysis, for each type of market risk deemed as relevant by Management, to which the entity is exposed at the closing date of each period.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

20.   Financial instruments – Continued

b)   Sensitivity analysis of financial instruments - Continued

In compliance with the aforementioned paragraph, according to the Management’s assessment the most probable scenario is what the market has been signaling through market curves (currency and interest rates) of BM&FBovespa, on the maturity dates of each operations. Therefore, in the probable  scenario, there is no impact on the fair value of financial instruments already mentioned above. For scenarios II and III, for the exclusive sensitivity analysis effect, a deterioration of 25% and 50% was taken into account, respectively, on risk variables, up to the maturity date of financial instruments.

In case of derivatives (aiming at hedging the financial debt),changes in scenarios are accompanied by respective hedges, indicating if effects are not significant, see note b(ii).

The Company disclosed the net exposure of the derivatives financial instruments, corresponding financial instruments and certain financial instruments in the sensitivity analysis chart below, for each of the scenarios mentioned:

(i)     Fair value hedge (at maturity dates)

		Market projection
Operations	Risk	Scenario I	Scenario II	Scenario III

Debt at pre-fixed rate	Rate increase	(967,841)	(1,037,441)	(1,102,426)
Swap (asset position in pre-fixed rate)	Rate increase	961,832	1,029,567	1,092,532
	Net effect	(6,009)	(7,874)	(9,894)

Swap (liability position in CDI)	CDI decrease	(945,691)	(1,017,313)	(1,074,742)
Total net effect		-	(73,487)	(132,936)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

20.   Financial instruments – Continued

b)  Sensitivity analysis of financial instruments - Continued

(ii)     Derivatives accounted for at fair value through income statement

		Market projection
Operations	Risk	Scenario I	Scenario II	Scenario III

Debt at pre-fixed rate	USD increase	(1,865,957)	(2,332,270)	(2,367,980)
Swap (asset position in pre-fixed rate)	USD increase	1,875,145	2,343,931	2,380,553
	Net effect	9,188	11,661	12,573

Debt – YEN	YEN increase	(164,235)	(205,293)	(246,352)
Swap (asset position in YEN)	YEN increase	164,235	205,293	246,352
	Net effect	-	-	-

Swap (liability position in CDI)	CDI decrease	(1,163,577)	(1,278,288)	(1,346,255)

Total net effect		-	(112,238)	(179,293)

		Market projection
Transactions	Risk	Scenario I	Scenario II	Scenario III

Swap (short position in USD)	USD decrease	982,773	1,024,336	1,065,402
Swap (long position in CDI)	CDI increase	(982,427)	(1,026,062)	(1,069,199)
	Net effect	346	(1,726)	(3,797)

Net total effect		-	(2,072)	(4,143)

(iii)   Other financial instruments

		9.30. 2011	Market projection
Transactions	Risk		Scenario I	Scenario II	Scenario III

Loans and borrowings :
Debentures:
6th issue	CDI + 0.5%	524,649	589,886	680,871	806,213
8th issue	109.50% of CDI	608,875	745,924	938,080	1,210,244
9th issue	107.75% of CDI	666,447	816,454	1,026,779	1,324,677
Total debentures		1,799,971	2,152,264	2,645,730	3,341,134

PAFIDC (Senior quotas)	109.5% of CDI	2,435,041	2,860,541	3,449,598	4,267,532
Total loans and borrowings exposure		4,234,988	5,012,805	6,095,328	7,608,666
Cash and cash equivalents (*)	99.5 % of CDI	3,574,539	4,023,189	4,648,356	5,509,553

Total net exposure (and deterioration compared to balance recorded)		(660,449)	(329,167)	(457,356)	(1,109,497)
(*) weighted average

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

20.   Financial instruments – Continued

b)  Sensitivity analysis of financial instruments - Continued

Sensitivity assumptions

The Company’s net exposure corresponds to the CDI-pegged debt and total net effect represents the deterioration of scenarios II and III in relation to scenario I, which is considered the most probable scenario by the Company.

The Company used projected future interest and U.S. dollar rates, obtained with BM&FBovespa on the maturity date of each agreement, considering an increment of 25% in scenario II and an increment of 50% for scenario III.

In order to calculate the net exposure, all derivatives were considered at their fair value on respective maturity dates, as well as their related debts (hedged items) and other Company’s financial instruments.

The company owns, thought its subsidiary Globex (Sabara), on September 30, 2011 the amount of R$18,306 (US$9,876 thousands) related to cash and banks balance.

c)  Fair value measurements

Consolidated assets and liabilities measured at fair value are summarized below:

	9.30.2011	Fair value measurement on the balance sheet date using other relevant observable assumptions (Level 2)	Fair value measurement on the balance sheet date using other relevant observable assumptions (Level 3)

Cash and cash equivalents	3,574,539	3,574,539	-
Cross-currency interest rate swaps	35,877	35,877	-
Interest rate swaps	22,559	22,559	-
Purchase Option – Bartira	416,004	-	416,004
	4,048,979	3,632,975	416,004

There were no transactions between the levels of measuring fair value in the period.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

20.   Financial instruments - Continued

d) Consolited position of operations  with derivatives financial instruments.

At September 30, 2011, below, the consolidated position of derivative financial instruments operations:

Outstanding					Amount payable or receivable		Fair value
Description	Counterparties	Notional Value	Contracting Date	Maturity	9.30.2011	12.31.2010	9.30.2011	12.31.2010

Exchange swaps registered at CETIP (JPY x CDI)	ABN AMRO	YEN 6,281,550	10/30/2007	10/31/2011	33,686	19,005	35,888	17,037

Exchange swaps registered at CETIP (USD x CDI)	Santander	US$ 40,000	11/21/2007	4/29/2011	-	(19,263)	-	(17,841)
		US$ 40,000	11/21/2007	5/31/2011	-	(19,259)	-	(17,611)
		US$ 40,000	11/21/2007	6/30/2011	-	(19,238)	-	(17,362)
		US$ 57,471	04/16/2010	4/10/2013	(4,753)	(9,121)	(6,253)	(3,746)
	ABN AMRO	US$ 40,000	3/14/2008	3/2/2012	(12,253)	(15,284)	(10,663)	(13,146)
		US$ 15,000	3/14/2008	12/20/2011	(4,619)	(5,749)	(4,002)	(5,008)
		US$ 10,000	3/14/2008	12/20/2011	(2,796)	(3,631)	(2,364)	(3,071)
	Brasil	US$ 84,000	3/31/2010	3/12/2012	(14,418)	(19,317)	(14,974)	(11,113)
	Brasil	U$ 78,500	2/9/2011	2/3/2012	6,307	-	5,717	-
	Bradesco	U$ 38,892	1/7/2011	1/4/2012	3,798	-	4,283	-
	Itaú	US$ 175,000	7/1/2010	9/7/2013	(25,550)	(37,229)	(24,837)	(35,055)
		U$ 160,300	5/5/2011	4/16/2014	20,551	-	25,857	-
	HSBC	U$ 150,000	4/29/2011	4/22/2013	23,335	-	27,224	-
Interest rate swap registered at CETIP (Fixed rate x CDI)	Banco do Brasil	R$ 117,000	12/23/2010	12/24/2013	46	29	2,809	(1,253)
	(*)	R$ 33,000	12/23/2010	12/24/2012	99	11	839	(95)
		R$ 16,000	12/23/2010	1/14/2013	468	52	4,166	(513)
		R$ 35,000	12/23/2010	2/28/2013	92	11	951	(154)
		R$ 45,000	12/28/2009	3/11/2011	-	461	-	437
		R$ 80,000	6/28/2010	6/12/2013	328	404	1,930	(847)
		R$ 130,000	6/28/2010	6/6/2014	313	575	2,280	(2,190)
		R$ 130,000	6/28/2010	6/2/2015	143	511	1,309	(2,911)
		R$ 200,000	3/31/2010	3/7/2013	1,564	2,627	7,088	362
	Unibanco	R$ 779,650	6/25/2007	3/1/2013	(24)	(6)	(24)	(598)
	Santander	R$ 50,000	6/28/2010	6/12/2013	37	297	1,212	(531)
					26,354	(124,114)	58,436	(115,209)

(*) Renewal of contracts

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ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

21.   Income and social contribution taxes payable and tax installment payment

a)   Payable taxes and contributions

	Parent Company		Consolidated
	9.30.2011	12.31.2010	9.30.2011	12.31.2010

PIS and COFINS payable	33,504	120,749	131,082	216,194
Provision for income and social contribution taxes	11,642	11,718	84,304	58,006
Other	11,749	11,419	23,564	24,653
	56,895	143,886	238,950	298,853

b)    Installment payment

	Parent Company		Consolidated
	9.30.2011	12.31.2010	9.30.2011	12.31.2010

Taxes paid by installments - Law no. 11,941/09	1,406,030	1,178,202	1,509,963	1,282,102
INSS	-	90,043	-	90,043
CPMF	-	29,505	-	35,428
Other	20,878	22,976	22,056	24,256
	1,426,908	1,320,726	1,532,019	1,431,829

Current	80,203	51,480	85,164	54,071
Noncurrent	1,346,705	1,269,246	1,446,855	1,377,758

(i)   CPMF  – The Company waived certain lawsuits to file request for the Special Tax Installment Payment Program (“PAES”), pursuant to Law 10,684/2003. These installments were adjusted by TJLP (long-term interest rate) whose consolidated balance could be paid in 120 monthly installments.

(ii) Other  – The Company filed request for installment payment according to the Incentive Tax Installment Payment Program (PPI). These taxes are adjusted by SELIC and are payable within 120 months.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

21.   Taxes and social contribution and taxes by installments – Continued

b) Installment payment - Continued

(iii)   Federal tax installment payment, Law 11,941/09 – The Law 11,941, published on May 27, 2009, through its Articles 1 to 13 enacted a special federal tax and social security debt installment payment overdue until November 2008, granting several benefits to its participants, such as reduction of fines, interest rates and legal charges, eventual utilization of credits calculated based on accumulated tax losses to settle default interest, ex-officio  fine and interest rates, the term of up to 180 months to pay the consolidated balance, the utilization of judicial deposits to reduce the balance to be consolidated, besides the non-assessment of IRPJ/CSLL/PIS/COFINS over the gains deriving from debt decreases provided by the adhesion to this installment payment.

Considering this scenario, the Company decided to reduce its tax exposure, by adhering to this installment payment in order to include some of its tax liabilities in said installment payment. Therefore, during the period ended September 30, 2011, the Company jointly with legal counsels assessed the legal and administrative proceedings in progress with RFB (Brazilian Federal Revenue Office)/PGFN (National Treasury General Attorney Office) and the Federal Court, assessed as possible and/or probable risk of losses and decided to include certain cases in said installment payment program, which consolidation occurred between 07 and 30 of June of 2011.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

22.   Income and social contribution taxes

a)  Income and social contribution tax expense reconciliation

	Parent company		Consolidated
	9.30.2011	9.30.2010	9.30.2011	9.30.2010

Earnings before income and social contribution taxes	422,244	471,505	370,254	522,603
Income and social contribution taxes at the notional rate of 25% for the parent company and 34% for subsidiaries	(105,561)	(117,876)	(111,076)	(156,781)
Tax fines	(832)	(608)	(1,058)	(1,172)
Reversal of provision for non-completion of Deferred Tax	-	-	27,000	-
Income tax incentive	-	180	-	296
Credit for income tax and contribution	30,098	-	31,026	-
Equity pick-up and provision for subsidiary’s capital deficiency	22,662	23,329	7,352	15,529
Other permanent differences (undeductible)	(11,717)	(10,614)	994	(19,069)
Effective income and social contribution taxes	(65,350)	(105,589)	(45,762)	(161,197)
Income and social contribution taxes for the period
Current
On amortized goodwill	-	(3,285)	(67,728)	(28,610)
Deferred	(77,323)	(77,323)	(77,323)	(81,670)
Deferred income and social contribution taxes expenses	11,973	(24,981)	99,289	(50,917)
Effective rate	(65,350)	(105,589)	(45,762)	(161,197)
	15.5%	22.4%	12.4%	30.9%

(*) GPA does not pay social contribution tax (9%) based on a successful lawsuit in the past, which reduces the income tax to 25% for the Company.

b)  Breakdown of deferred income and social contribution taxes

	Parent company		Consolidated
	9.30.2011	12.31.2010	9.30.2011	12.31.2010

Tax losses (i)	63,092	54,375	768,277	720,530
Provision for contingencies	79,177	117,334	294,067	232,548
Provision for derivative operations taxed on a cash basis	(7,648)	(9,639)	43,179	27,418
Allowance for doubtful accounts	1,569	2,225	63,445	66,507
Goodwill tax amortization over investments	61,634	52,124	36,154	57,410
Deferred income tax over adjustments under CPC	(5,851)	6,051	(1,264,891)	(1,200,042)
Surplus value of assets acquired through business combination	-	-	-	2,538
Income tax over Vieri goodwill	27,580	104,903	27,580	104,903
Provision for goodwill decrease	-	-	117,516	117,516
Other	25,188	12,818	53,227	44,044
Deferred income and social contribution taxes	244,741	340,191	138,554	173,372

Provision for realization of deferred income and social taxes	-	-	(79,196)	(106,198)

Deferred income and social contribution taxes assets	244,741	340,191	59,358	67,174

Noncurrent Assets	244,741	340,191	1,188,548	1,136,462
Noncurrent Liabilities	-	-	(1,129,190)	(1,069,288)
Income tax and deferred social contribution	244,741	340,191	59,358	67,174

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

22.       Income and social contribution taxes -- Continued

b)  Breakdown of deferred income and social contribution taxes -- Continued

(i)  Tax loss carryforwards are related to the acquisition of Sé and Globex and those generated by the subsidiary Sendas Distribuidora. The realization of these net assets from the valuation reserve is deemed as probable according to Company’s business plan.

Based on these studies, the Company estimates to recover these tax credits, as follows:

Year	Parent company	Consolidated
2012	45,906	197,296
2013	92,479	240,739
2014	53,465	254,251
2015	29,371	228,215
2016 - forward	23,520	268,047
	244,741	1,188,548

Pursuant to CPC 32 (IAS 12) – Taxes on Income, approved by CVM Deliberation nº 599/09, the Company’s Management prepared a technical feasibility study about the future realization of deferred tax asset, considering the Company’s probable capacity of generating taxable income, according to the main variables of its businesses.

The balance of deferred income tax and social contribution assets and liabilities were reclassified as of December 31, 2010 and September 30, 2011 in order to present the net amount per entity, pursuant to CCP 32 (IAS 12).

23.   Provision for contingencies

The provision for contingencies is estimated by the Company and corroborated by its legal counsels. The provision was set up in an amount considered sufficient to cover losses deemed as probable by the Company’s legal counsel and is stated deducting the corresponding judicial deposits, as follows:

a)      Parent Company

	COFINS/PIS	Taxes and Other	Labor	Civil and other	Total
Balance at 12.31.2010	37,943	246,951	-	41,963	326,857
Additions	-	14,409	20,793	1,221	36,423
Installment 11941/09	(39,762)	(17,524)	-	-	(57,286)
Payment	-	(97,246)	(12,744)	-	(109,990)
Reversal	-	(35,945)	(732)	(614)	(37,291)
Monetary restatement	1,819	8,537	6,564	6,151	23,071
Judicial deposits	-	(39)	(13,881)	(34)	(13,954)
Balance at 9.30.2011	-	119,143	-	48,687	167,830

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ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

23.   Provision for contingencies - Continued

b)        Consolidated

	COFINS/PIS	Taxes and Other	Labor	Civil and other	Total
Balance at 12.31.2010	104,468	438,061	27,574	127,703	697,806

Additions	6,299	29,985	41,104	16,914	94,302
Installment 11941/09	(39,762)	(17,524)	-	-	(57,286)
Payment	-	(100,897)	(27,252)	(7,351)	(135,500)
Reversal	(2,723)	(92,431)	(1,554)	(17,204)	(113,912)
Transfer	(5)	6,894	1,790	(8,679)	-
Monetary restatement	6,145	40,730	10,032	11,415	68,322
Judicial deposits	(1,867)	(9,654)	(14,117)	1,062	(24,576)

Balance 9.30.2011	72,555	295,164	37,577	123,860	529,156

c)  Taxes

Tax claims are indexed to the Central Bank Overnight Rate (“SELIC”), 11.79% at September 30, 2011 (9.37% at December 31, 2010), and are subject, when applicable, to fines. In all cases, both interest charges and fines, when applicable, have been computed and fully accrued with respect to unpaid amounts.

Tax claims are subject to monthly adjustment to the amount of provisions for litigations according to the index rates used by each tax jurisdiction. The monetary adjustment is required by laws for all tax amounts, including provision for contingencies.

COFINS and PIS

With the non-cumulativeness treatment when calculating PIS and COFINS, the Company and its subsidiaries started calling into question the right to exclude the ICMS from the calculation basis of these two contributions.

In addition, the Company made a controlled compensation of tax debts of PIS and COFINS IPI credits - inputs subject to a zero rate or exempt - acquired from third parties (transferred on the basis of final decision). The value of the demands for PIS and COFINS on September 30, 2011 is R$72,555 (R$104,468 at December 31, 2010).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

23.   Provision for contingencies - Continued

c)  Taxes  - Continued

Taxes and other

The Company and its subsidiaries have other tax claims, which after analysis of its legal counsels, were deemed as probable losses and accrued by the Company. These are: (i) tax assessment notices related to purchase, industrialization and sale of soybean and byproducts exports (PIS, COFINS and IRPJ); (ii) disagreement on the non-application of Accident Prevention Factor (FAP) for 2011; (iii) disagreement on the “Fundo de Combate à Pobreza” (State Government Fund Against Poverty), enacted by the Rio de Janeiro State government (transferred from other civil claims this year); (iv) question related to compensation of tax losses, as well as acquisition of supplier considered disqualified and (v) other less relevant issues. The amount recorded at September 30, 2011 is R$152,203 (R$55,519 at December 31, 2010), having been made judicial deposits of R$19,809.

In addition, the Company discusses in court the eligibility to not pay the contributions provided for by Supplementary Law 110/2001, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs.

The accrued amount at September 30, 2011 is R$31,452 (R$31,088 at December 31, 2010), and a judicial deposit of R$9,740 was made (R$9,644 at December 31, 2010).

Tax provisions for contingent liabilities were recorded in Globex subsidiary, which upon business combination are recorded, according to CPC 15 (IFRS 3) requirements. The Company re-evaluated Globex claims on the reference date of acquisition by CBD (July 6, 2009) and recognized at September 30, 2011 the amount of R$141,058 (R$159,244 at December 31, 2010) in tax contingent liabilities.

Main tax contingent liabilities recorded refer to administrative proceedings related to the offset of PIS contribution, under the protection of Decrees 2445/88 and 2449/88, generated in view of credits deriving from legal proceedings and the offset of tax debts with contribution credits incurring on coffee exports.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

23.   Provision for contingencies – Continued

d)  Labor

The Company is party to numerous lawsuits involving disputes with its employees, primarily arising from layoffs in the ordinary course of business. At September 30, 2011, the Company recorded a provision of R$85,163 (R$88,078 at December 31, 2010) referring to lawsuits whose risk of loss was considered probable; the Company also has lawsuits with risk of loss estimated as possible in the amount of R$94,745 (R$92,730 at December 31, 2010). Management, assisted by its legal counsels, evaluates these contingencies and provides for losses where reasonably estimable, bearing in mind previous experiences in relation to the amounts sought. Labor claims are indexed to the Referential Interest Rate (“TR”) 0.98% accumulated in the period ended September 30, 2011 (0.69% at December 31, 2010) accrued of 1% monthly interest. The balance of the net provision for restricted judicial deposits is R$17,088 (R$6,809 at December 31, 2010).

Labor provisions were recorded in Globex subsidiary referring to contingent liabilities recognized upon business combination amounting to R$20,489 at September 30, 2011 (R$20,765 at December 31, 2010).

e)  Civil and other

The Company is a defendant, at several judicial levels, in lawsuits of civil nature, among others. The Company’s Management sets up provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsels consider losses to be probable.

Among these lawsuits, we point out the following:

·       The Company files and answers various lawsuits in which it requests the review of lease amounts paid by the stores. In these lawsuits, the judge determines a provisional lease amount, which then is paid by the stores, until report and decision define the final lease amount. The set up provision of difference between the amount originally paid by the stores and that defined provisionally in these lawsuits. In other lawsuits, the Company recorded a provision for the difference between the amount paid as provisional rental and that one pleaded by adversary party, based on technical assistant’s report of the adversary party. At September 30, 2011, the accrual amount for these lawsuits is R$25,932 (R$33,349 at December 31, 2010), for which there are no judicial deposits;

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

23.   Provision for contingencies - Continued

e)  Civil and other - Continued

·       The subsidiary Globex is party in lawsuits involving the consumer relations rights (civil claims and assessments from PROCON) and few lawsuits involving contracts terminated with vendors, and the amount referred to in said lawsuits totals R$58,932 at September 30, 2011 (R$35,084 at December 31,2010). In these amounts, we point out indemnity suit filed by former services provider (Transmelhado), as a result of contractual termination, totaling R$10,539 at September 30, 2011 (R$8,990 at December 31, 2010). On September 30,2011 there was related judicial deposits of R$8,623; and

·       Civil provisions were recorded in Globex subsidiary referring to contingent liabilities recognized upon business combination amounting to R$8,371 (R$10,745 at December 31, 2010).

Total civil actions and other at September 30, 2011 is R$123,859 already net of judicial deposits (R$127,703 at December 31, 2010), net of judicial deposits.

f)   Other non-accrued contingent liabilities

The Company has other litigations which have been analyzed by the legal counsels and deemed as possible but not probable; therefore, they have not been accrued, amounting to R$4,043,116 at September 30, 2011 (R$2,994,455 at December 31, 2010), and are mainly related to:

·       INSS (Social Security Tax) – The Company was served notice regarding the non-levy of payroll charges on benefits granted to its employees, and the loss, considered possible, corresponds to R$253,364 at September 30, 2011 (R$237,690 at December 31, 2010). The proceedings are under administrative and court discussion;

·       IRPJ, IRRF and CSLL – The Company has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions and payment discrepancies and overpayments; fine due to failure to comply with ancillary obligation, amongst other less significant taxes. These proceedings await decision in the administrative and court level. The amount of which corresponds to R$338,931 at September 30, 2011 (R$255,393 at December 31, 2010);

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

23.   Provision for contingencies – Continued

f)   Other non-accrued contingent liabilities - Continued

·       COFINS, PIS and CPMF – The Company has been called into question in motion for offsetting, collection of taxes on soybean export operations, tax payment discrepancies and overpayments; fine due to failure to comply with ancillary obligation, among other less significant taxes. These proceedings await decision in the administrative and court level. The amount involved in these assessments is R$808,159 at September 30, 2011 (R$722,322 at December 31, 2010);

·       ICMS – The Company was served notice by the state tax authorities regarding: (i) the appropriation of electricity credits; (ii) acquisitions from vendors considered to be incapable according to the state treasury’s records; (iii) return of goods to its stores; (iv) refund of tax replacement without due compliance of ancillary obligations brought by CAT Ordinance 17 of the State of São Paulo; (v) resulting from the sale of extended warranty, (vi) goods purchased from vendors who enjoy the tax benefits in states where they are located, (vii) difference in tax classification,  among others, not relevant. The total amount of these assessments is R$2,216,323 at September 30, 2011 (R$1,488,728 at December 31, 2010), which await a final decision in the administrative and court levels. The difference in value is due to proceedings and reclassification of probability related with cases of sales financed;

·       ISS, Municipal Real Estate Tax (“IPTU”), Property Transfer Tax (“ITBI”) and other – These are related to assessments on third parties retention, IPTU payment discrepancies, fines due to failure to comply with ancillary obligations and sundry taxes, the amount of which is R$268,853 at September 30, 2011 (R$140,046 at December 31, 2010) and await administrative and court decisions;

·       Other litigations – They are related to administrative lawsuits, shares estate where pleads the renewal of leases and setting rents according to the values prevailing in the market and the shares under the civil court scope, special civil court, Consumer Protection Agency (“PROCON”) (in many states), Weight and Measure Institute (“IPEM”), National Institute of Metrology, Standardization and Industrial Quality (“INMETRO”) and National Health Surveillance Agency (“ANVISA”),  amounting to R$157,486 (R$150,276 at December 31, 2010);

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

23.       Provision for contingencies – Continued

f)   Other non-accrued contingent liabilities - Continued

Occasional adverse changes in the expectation of risk of the referred lawsuits may require that additional provision for litigations be set up. The aforementioned lawsuits were not included in REFIS (Tax Recovery Program).

g)  Appeal and judicial deposits

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court escrow deposits (restricted deposits) of corresponding amounts pending final court decisions, in addition to collateral deposits related to provisions for lawsuits.

The Company registered in its assets amounts related to judicial deposits not linked to the litigations recorded in liabilities.

h)  Guarantees

Lawsuits	Real Properties	Equipment	Letter of Guarantee	Total

Tax	624,053	1,691	1,193,616	1,819,360
Labor	6,156	3,120	70,392	79,668
Civil and other	11,201	2,199	37,729	51,129
Total	641,410	7,010	1,301,737	1,950,157

i)   Tax audit

According to current tax laws, municipal, federal, state taxes and social security contributions are subject to auditing in periods varying between 5 and 30 years.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

24.   Leasing transactions

a)  Commitments and liabilities

	Parent Company		Consolidated
	9.30.2011		9.30.2011
		12.31.2010		12.31.2010
Gross liability from operating lease Minimum rental payment
Up to 1 year	302,415	372,817	744,233	762,313
1 - 5 years	799,681	1,061,168	2,022,775	2,172,858
More than 5 years	1,381,549	1,570,758	3,885,292	4,003,939
	2,483,645	3,004,743	6,652,300	6,939,110

The company’s believes that the non-cancellable minimum operating lease payment refers to the period of contract in normal course of operation, this obligation is shown in the chart above, as required by CPC 06 (IAS 17).

All contracts have penalty clauses in the event of breach to contract, ranging from one to six months of rent. If the Company had terminated these contracts at September 30, 2011, the fine would be R$647,468 (R$656,060 at December 31, 2010).

(i)  Contingent payments

The Management considers additional rental payments as contingent payments, which vary between 0.5% and 2.5% of sales.

	Parent Company		Consolidated
	9.30.2011	9.30.2010	9.30.2011	9.30.2010

Contingent payments as expense in the period	239,765	193,326	367,294	305,369

(ii)  Clauses with renewal or adjustment option

The terms of the agreements for the period ended September 30, 2011 vary between 5 and 25 years and the agreements may be renewed according to the rental law. The agreements have periodic adjustment clauses according to inflation indexes.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

24.   Leasing transactions - Continued

b)  Financial lease

Financial lease agreements amounted to R$298,146 at September 30, 2011 (R$292,747 at December 31, 2010), according to the chart below:

	Parent Company		Consolidated
	9.30.2011	12.31.2010	9.30.2011	12.31.2010
Finance leasing liability –minimum rental payments
Up to 1 year	29,515	20,789	60,033	64,467
1 - 5 years	40,183	36,268	79,478	63,116
More than 5 years	29,304	29,861	37,129	37,982
Current value of financial lease agreements	99,002	86,918	176,640	165,565

Future borrowing charges	105,507	115,458	121,506	127,182
Gross amount of financial lease agreements	204,509	202,376	298,146	292,747

	Parent Company		Consolidated
	9.30.2011	9.30.2010	9.30.2011	9.30.2010

Contingent payments as expense in the period	2,292	2,529	2,292	3,950

The term of the agreements in the period ended at September 30, 2011 vary between 5 and 25 years and the agreements may be renewed according to the rental Law 12,122 of 2010.

	Parent Company		Consolidated
	9.30.2011	9.30.2010	9.30.2011	9.30.2010

Minimum rentals	195,682	156,364	393,334	326,935
Contingent rentals	57,221	76,402	261,141	164,053
Sublease rentals	(54,595)	(69,914)	(74,934)	(87,465)
	198,308	162,852	579,541	403,523

At October 3, 2005, the Company sold 60 properties (28 Extra hypermarkets and 32 Pão de Açúcar supermarkets), the net carrying amount of which was R$1,017,575 to the Península Fund (controlled by Diniz Family). The Company received R$1,029,000. The sold properties were leased back to the Company for a 25-year period, and may be renewed for two further consecutive periods of 10 years each. As a result of this sale, the Company paid R$25,517, at the inception date of the store lease agreement, as an initial fee for entering into a long term contract. The initial fee was recorded in deferred charges and is being amortized through the lease agreement of the related stores.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

24.   Leasing transactions - Continued

b)  Financial lease - Continued

Pursuant to the agreement of this transaction, the Company and Casino Group received a “golden share”, which provided to both veto rights that ensure the properties will be used in the manner the parties intend for the term of the lease agreement.

The Company is permitted to rescind the lease agreement, paying a penalty of 10% of the remaining rents limited to 12 months.

25.   Prepaid Revenue

The subsidiary Globex (consolidated) and NCB received value in advance of trading partners on exclusive transaction of services related of additional or extended warranties.

	Consolidated
	09.30.2011	12.31.2010

Additional or extended warranties	462,292	245,716
Finasa agreement	5,973	-
Correspondent banking	-	4,771
	468,265	250,487

Current	77,609	63,021
Noncurrent	390,656	187,466
	468,265	250,487

Management estimates that the value classified as noncurrent will be recognized in the result in the following proportions:

Consolidated
09.30.2011
2012	16,923
2013	63,991
2014	66,476
2015	71,001
2016	75,833
2017	80,995
2018	15,437
390,656

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

26. Shareholders’ Equity

a)  Capital stock

The subscribed and paid-up capital is represented by 260,219 at September 30, 2011 (257,774 at December 31, 2010) in thousands of registered shares with no par value, of which 99,680 in thousands of common shares at September 30, 2011 and at December 31, 2010, and 160,539 in thousands of preferred shares at September 30, 2011 (158,094 at December 31, 2010).

The Company is authorized to increase its capital stock up to the limit of 400,000 (in thousands of shares), regardless of the amendment to the Company’s Bylaws, by resolution of the Board of Directors, which will establish the issue conditions.

At the Special Shareholders’ Meeting held at March 31, 2011, the shareholders approved the capital increase in the amount of R$105,675 through the capitalization of special goodwill reserve. Out of this total, R$21,135 will be capitalized without the issue of new shares, to the benefit of all shareholders, and R$84,540 will be capitalized to the benefit of the Company’s controlling shareholder, Wilkes Participações S.A., pursuant to Article 7 of CVM Rule 319/99, by means of issue of 1,354 thousands new preferred shares.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

26.   Shareholders’ Equity – Continued

a)     Capital stock - Continued

At the Board of Directors Meeting held at May 5, 2011, the capital was increased by R$11,797 by means of the issue of 831,884 preferred shares.

At the Board of Directors Meeting held at July 28, 2011, the capital was increased by R$10,925 by means of the issue of 258,792 preferred shares.

b)  Share rights

Preferred shares (“PNA”) are non-voting and entitle the following rights and advantages to its holders: (i) priority in the reimbursement of capital should the Company be liquidated; (ii) priority in the receipt of a non-cumulative annual minimum dividend of R$0.08 per share; (iii) right to receive a dividend 10% greater than the dividend attributed to common shares, including the preferred dividend paid pursuant to item (ii) above for the purposes of calculating the respective amount.

c)  Capital reserve – special goodwill reserve

This reserve was generated by the corporate restructuring and represents the future tax benefit through the amortization of incorporated goodwill. The special goodwill reserve corresponding to the benefit already received shall be capitalized at the end of each year to the benefit of controlling shareholders, with the issue of new shares.

The corporate restructuring mentioned above occurred in 2006 and consisted of merging the former holding company, resulting in deferred income tax assets savings of R$103,398. The effect of this operation was deferred tax assets of R$27,580 at September 30, 2011 (R$104,903 at December 31, 2010) and a special goodwill reserve of R$238,930 at September 30, 2011 (R$344,606 at December 31, 2010), which shall be converted into shares and delivered to shareholders according to the deferred tax benefit.

The capital increase is subject to the preemptive right of non-controlling shareholders, according to each one's interest by type and class of share at the time of issue and the amounts paid by non-controlling shareholders will be directly delivered to the controlling shareholder.

d)  Recognized granted options

The “options granted” account recognizes the effects of the Company’s executives share-based payment under CPC 10 (IFRS 2).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

26.   Shareholders’ Equity - Continued

e)  Revenue reserve

(i)   Legal reserve: is formed based on appropriations from retained earnings of 5% of net income of each year, limited to 20% of the capital.

(ii)  Expansion reserve: is formed based on appropriations of the amount determined by  shareholders to reserve funds to finance additional capital investments and working and current capital through the appropriation of up to 100% of the net income remaining after the appropriations determined by law and supported by capital budget, approved at meeting.

At the Annual and Special Shareholders’ Meeting held at March 31, 2011, the shareholders approved the Management proposal referring to the capital stock increase, in the amount of R$421,500, without issuing new shares, by capitalizing the Expansion Reserve and the Profit Retention Reserve based on the Capital Budget, both of them creased at the Annual General Meeting held at April 29, 2010.

f)   Stock option plan for preferred shares

(i)  Original stock option plan

The Company granted stock option plans for the purchase of preferred shares to the Management. Shares issued due to the exercise of stock option plans will grant its holders the same rights of existing PN shares. The Stock Option Plans are managed by an internal committee designated by the Board of Directors.

The granting price for each share is, at least, 60% of the weighted average price of the preferred shares traded in the week the option is granted.

The number of shares may vary for each beneficiary or series. The vesting right to exercise the option may occur as follows and according to the following terms: (i) 50% in the last month of third year subsequent to the granting date (1st tranche) and ii) until 50% in the last month of fifth year subsequent to the granting date (2nd tranche), and the remaining portion of the second tranche subject to restraint on alienation until the beneficiary’s retirement, as per formula defined in the regulation.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

26.   Shareholders’ Equity - Continued

f)   Stock option plan for preferred shares  - Continued

Shares subject to restraint on alienation (Q), upon the options exercise are calculated using the following formula:

Q =    Number of shares to be encumbered by restraint on alienation.

Q1 = 50% of the Company total shares on the granting date.

Pm = Company share market price on the exercise date.

Pe =   Share original exercise price, determined on the granting date, observing the terms of the Plan.

The option price is updated by reference to the General Market Price Index – IGP-M variation to the date of its actual exercise, less dividends attributed for the period.

There are no options under the original Stock Option Plan, approved by Ordinary and Extraordinary General Meeting held on April 28, 1997, since July 28, 2011, which corresponded to the exercise deadline of the last series of options as the Board of Directors Meeting of the same date.

(ii)     New stock option plan for preferred shares

Pursuant to the resolutions at the Special Shareholders’ Meeting, held at December 20, 2006, the amendment to the Company’s Stock Option Plan was approved, and originally approved by the Special Shareholders’ Meeting held at April 28, 1997.

As of 2007, the granting of stock options to the Management and employees will take place as follows:

Shares will be classified as follows: Silver and Gold, and the quantity of Gold-type shares may be decreased and/or increased (reducer or accelerator), at the discretion of the Plan management committee, in the course of 35 months following the granting date.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

26.   Shareholders’ Equity – Continued

f)   Stock option plan for preferred shares - Continued

(ii)  New stock option plan for preferred shares - Continued

The price for the Silver-type share will correspond to the average of trading closing price of the Company preferred shares occurred over the last 20 trading sessions of BOVESPA, prior to the date on which the Committee resolves on the granting of option, with a 20% discount. The price for the Gold-type share will correspond to R$0.01 and the granting of these options are additional to the Silver options, and the granting or the exercise of Gold options is not possible separately. In both cases, the prices will not be restated.

The Silver and Gold options shall be effective as of the date of the respective agreement. The number of shares resulting from the Silver option is fixed (established in the agreement). The number of shares resulting from the Gold option is variable, establishing on the granting date a number of shares that may be increased or decreased, according to the Return on Invested Capital (“ROIC”) verified at the end of the 36th month as of the granting date.

The previous plan series are still effective until the respective maturity dates.

At the Board of Directors Meeting held at May 7, 2010, the increase of the global limit of shares allocated to the Company's General Stock Option Plan was approved, from 10,118 thousand class A preferred shares to 11,618 thousand shares, an increase of 1,500 thousand new preferred shares.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

26.   Shareholders’ Equity - Continued

f)   Stock option plan for preferred shares - Continued

(ii)  New stock option plan for preferred shares - Continued

Information on the stock option plans is summarized below:

				Price		Lot of shares
Series granted	Date granted	1st date of exercise	2nd date of exercise and expiration	On the date granted	End of the period	Number of shares granted	Exercised	Not exercised by dismissal	Expired	Total in effect

Balance at December 31, 2010
Series IX	5/15/2005	5/15/2008	5/15/2010	26.00	29.86	989	(435)	(546)	(8)	-
Series X	6/7/2006	6/7/2009	6/7/2011	33.00	42.43	901	(229)	(402)	-	270
Series A1 - Gold	4/13/2007	4/30/2010	4/29/2011	0.01	0.01	326	(279)	(6)	-	41
Series A1 - Silver	4/13/2007	4/30/2010	4/29/2011	24.63	24.63	1,122	(901)	(106)	-	115
Series A2 - Gold	3/3/2008	4/30/2008	3/30/2011	0.01	0.01	848	(567)	(6)	-	275
Series A2 - Silver	3/3/2008	4/30/2008	3/30/2012	26.93	26.93	950	(647)	(6)	-	297
Series A3 - Gold	5/13/2009	5/31/2012	5/31/2013	0.01	0.01	668	(178)	-	-	490
Series A3 - Silver	5/13/2009	5/31/2012	5/31/2013	27.47	27.47	693	(198)	-	-	495
Series A4 - Gold	5/24/2010	5/31/2013	5/31/2014	0.01	0.01	524	(91)	-	-	433
Series A4 - Silver	5/24/2010	5/31/2013	5/31/2014	46.49	46.49	131	(76)	-	-	55
						7,152	(3,601)	(1,072)	(8)	2,471

				Price		Lot of shares
Series granted	Date granted	1st date of exercise	2nd date of exercise and expiration	On the date granted	End of the period	Number of shares granted	Exercised	Not exercised by dismissal	Expired	Total in effect

Balance at September 30, 2011
Series X	7/7/2006	7/7/2009	7/7/2011	33.00	42.43	901	(479)	(412)	(10)	-
Series A1 - Gold	4/13/2007	4/30/2010	4/29/2011	0.01	0.01	326	(320)	(6)	-	-
Series A1 - Silver	4/13/2007	4/30/2010	4/29/2011	24.63	24.63	1,122	(1,002)	(106)	(14)	-
Series A2 - Gold	3/3/2008	4/30/2008	3/30/2011	0.01	0.01	848	(835)	(6)	-	7
Series A2 - Silver	3/3/2008	4/30/2008	3/30/2012	26.93	26.93	950	(937)	(7)	-	6
Series A3 - Gold	5/13/2009	5/31/2012	5/31/2013	0.01	0.01	668	(205)	-	-	463
Series A3 - Silver	5/13/2009	5/31/2012	5/31/2013	27.47	27.47	693	(230)	-	-	463
Series A4 - Gold	5/24/2010	5/31/2013	5/31/2014	0.01	0.01	453	(157)	-	-	296
Series A4 - Silver	5/24/2010	5/31/2013	5/31/2014	46.49	46.49	167	(92)	-	-	75
Series A5 - Gold	5/31/2011	5/31/2014	5/31/2015	0.01	0,01	299	-	-	-	299
Series A5 - Silver	5/31/2011	5/31/2014	5/31/2015	46.49	46.49	299	-	-	-	299
						6,726	(4,257)	(537)	(24)	1,908

Note: According to the attributions provided for in the Stock Option Plan rules, the Management Committee of the Plan resolved to anticipate the exercise date of the first tranche of series VII option to December 13, 2005. At March 15, 2007, VI series was terminated; at June 10, 2008, series VII was terminated, at August 5, 2009 series VIII was terminated at June 9, 2010, series IX was terminated and at April 29, 2011 series A1 Silver and Gold was terminated.

According to the attributions provided for in the Stock Option Plan rules, the Management Committee of the Plan at April 29, 2010 approved the accelerator at 1.5%, referring to A1 Series.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

26.   Shareholders’ Equity - Continued

f)   Stock option plan for preferred shares - Continued

(ii)  New stock option plan for preferred shares - Continued

At March 30, 2011, the Committee approved that no reduction occurred and or acceleration referring to Series A2.

At September 30, 2011, the Company preferred share price at BM&FBovespa was R$56.83 per share.

At September 30, 2011 there were 232,586 treasury preferred shares which may be used as spread for the options granted in the plan.

(iii)    Consolidated information on the stock option plans – GPA

The chart below show the maximum percentage of interest dilution to which current shareholders will eventually be subject to in the event of exercise up to 2011 of all options granted:

	9.30.2011	12.31.2010
Number of shares	260,218	257,774
Balance of granted series in effect	1,908	2,471
Maximum percentage of dilution	0.73%	0.95%

The market value of each option granted is estimated on the granting date, by using the options pricing model “Black&Scholes” taking into account the following assumptions: (a) expectation of dividends of 0.72% (0.89% - 2009), (b) expectation of volatility of nearly 40.47% (49.37% - 2009) and (c) the risk-free weighted average interest rate of 9.66% (10.75% - 2009). The expectation of average life of series X is 5 years, whereas for series A1, A2, A3, A4 and A5 and the expectation is 3 years.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

26.   Shareholders’ Equity - Continued

f)   Stock option plan for preferred shares - Continued

(iii)  Consolidated information on the stock option plans - GPA - Continued

	Shares	Weighted average of exercise price

Outstanding at the beginning of the period	3,675	17.76
Granted during the period	657	10.32
Cancelled during the period	(29)	31.11
Exercised during the period	(1,811)	18.77
Expired during the period	(21)	26.00
Year ended at 12.31.2010	2,471	14.53

Outstanding at the beginning of the period	2,472	14.53
Granted during the period	563	32.02
Cancelled during the period	(11)	32.62
Exercised during the period	(1,091)	18.50
Expired during the period	(25)	28.12
Period ended at 9.30.2011	1,908	17.15

Technical Pronouncement CPC 10 (IFRS 2)– Share-based Payment determines that the effects of share-based payment transactions are recorded in income and in the Company’s balance sheet. The amounts recorded as income of Parent Company and Consolidated at September 30, 2011 were R$19,868 (R$20,219 at September 30, 2010).

g)   Dividends

The meeting of Board of Directors held on May 12, 2011 the payment of interim dividends for the first quarter of 2011 was approved in the amount of  R$22,485, being R$0.09 per preferred share and R$0.08 per common stock, previously approved at the Board of Directors Meeting at February 23, 2011, according to Company’s dividend policy. The payment of dividend was held on May 27, 2011. On May 20, 2011, the shares though of as negotiated "ex-rights" to the dividends payment date.

The meeting of Board of Directors held on July 25, 2011 the payment of interim dividends for the second quarter of 2011 was approved in the amount of R$22,560, R$0.09 per preferred share and R$0.08 per common stock, previously approved at the Board of Directors Meeting at February 23, 2011, according to Company’s dividend policy. The payment of dividend was held on August 10, 2011. On August 02, 2011, the shares though of as negotiated "ex-rights" to the dividends payment date.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

27.   General and administrative selling expenses

	Parent company		Consolidated
	9.30.2011	9.30.2010	9.30.2011	9.30.2010
Selling expenses
Personnel expenses	945,349	848,107	2,485,118	1,459,818
Commercial expenses	262,638	238,276	395,524	357,682
Real property expenses	331,088	295,287	533,256	472,744
Outsourced services	59,839	77,472	1,365,106	427,653
Other expenses	295,085	278,868	962,918	462,466
	1,893,999	1,738,010	5,741,922	3,180,363

Administrative and general expenses
Personnel expenses	228,094	237,196	704,723	342,242
Outsourced services	166,034	130,290	472,132	157,235
Other expenses	31,074	23,197	55,826	72,935
	425,202	390,683	1,232,681	572,412

28.   Other operating expenses, net

	Parent company		Consolidated
	9.30.2011	9.30.2010	9.30.2011	9.30.2010

Tax installment payment (i)	(36,716)	(19,257)	(37,557)	(77,263)
Indemnifiable liability (ii)	(35,648)	(55,490)	(35,672)	29,649
Reversal of provision for restructuring	(5,530)	(6,348)	(99,751)	(730)
Reversal of provision	-	-	15,000	-
Permanent assets result	(1,596)	(3,689)	2,555	11,065
Equity interest gains	-	-	12,457	-
Other	(507)	(4,797)	(1,402)	(16,760)

	(79,997)	(89,581)	(144,370)	(54,039)

(i)   Mainly composed by the review of 2009 tax payment installments - Refis, according to Law 11941/09.

(ii)  Recording of Indemnifiable liability referring to the “First Amendment to the Partnership Agreement” between Globex, CBD and Casas Bahia, by CBD ensuring the right of indemnification to Globex of certain recognized contingencies to be due by Globex as of June 30, 2010. This transaction did not caused effects on the consolidated results, considering the corresponding effect under Deferred Income and Social Contribution Taxes.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

29.   Financial result

	Parent company		Consolidated
	9.30.2011	9.30.2010	9.30.2011	9.30.2010

Financial Expenses

Financial Charges-BNDES	(30,838)	(8,525)	(32,052)	(11,547)
Financial Charges-Debentures	(173,323)	(113,099)	(173,323)	(113,099)
Interest on loan	(98,776)	(51,321)	(291,924)	(71,562)
Swap operations	(49,641)	(18,378)	(94,951)	(47,518)
Mark-to-market of financial instruments	(2,026)	(1,010)	(13,675)	1,125
Capitalized interest	17,777	7,283	22,940	6,458
Receivables securitization	(81,741)	(73,365)	(220,407)	(87,015)
Credit card prepayment	(13,886)	(485)	(290,759)	(156,732)
Financial charges on contingencies and taxes	(136,889)	(99,878)	(200,817)	(150,386)
Interest on financial leasing	(5,412)	(5,550)	(6,341)	(10,276)
Tax on financial transactions and bank services	(21,295)	(13,174)	(72,657)	(24,013)
Interest on loan	(106)	(150)	-	(150)
Present value adjustment	-	(820)	(20,325)	(820)
Other financial expenses	(14,024)	(8,861)	(38,995)	(27,506)
Total financial expenses	(610,180)	(387,333)	(1,433,286)	(693,041)

Financial revenues

Interest on cash and cash equivalents	143,353	84,044	257,296	103,725
Subordinated quotas-PAFIDC	5,080	9,938	19,483	11,101
Financial discounts obtained	32,430	32,154	86,308	38,674
Financial charges on taxes and judicial deposits	18,081	23,318	60,184	65,431
Interest on installment sales	3,822	1,350	5,356	2,114
Interest on loan	34,825	32,222	-	9
Present value adjustment	1,343	(1,303)	1,028	(1,628)
Other financial revenues	11,479	495	13,965	8,114
Total financial income	250,413	182,218	443,620	227,540

Financial result	(359,767)	(205,115)	(989,666)	(465,501)

30. Earnings per share

Basic earnings per share are calculated based on the weighted average number of shares outstanding during the period, excluding shares issued in payment of dividends and treasury shares.

Equity instruments that will or may be settled in Company’s shares are included in the calculation only when their settlement has a dilutive impact on earnings per share.

In Brazil, preferred and common shares confer different voting rights and settlement.

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

30.   Earnings per share - Continued

The Company computes earnings per share by dividing the net income pertaining to each class of share by the weighted average of the respective class of shares outstanding during the period.

The Company granted a share-based compensation plan to its employees (See Note 26), whose dilutive effects are reflected in diluted earnings per share by applying the "treasury stock" method.

When the stock option exercise price is greater than the average market price of the preferred shares, diluted earnings per share are not affected by the stock options.

As of 2003, preferred shares are entitled to a dividend 10% greater than that distributed to the common shares. As such earnings may be capitalized or otherwise appropriated, there can be no assurance that preferred shareholders will receive the 10% premium referred to above, unless earnings are fully distributed, and, accordingly, earnings per share have been calculated for preferred shares.

Under the treasury stock method, earnings per share are calculated as if options were exercised at the beginning of the period, or at time of issuance, if later, and as if the funds received were used to purchase the Company's own stock.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

30.   Earnings per share - Continued

The table below presents the determination of net income available to common and preferred shareholders and weighted average common and preferred shares outstanding used to calculate basic and diluted earnings per share for each of the periods reported:

	9.30.2011			9.30.2010
	Preferred	Common	Total	Preferred	Common	Total
Basic numerator
Basic earnings allocated and not distributed	227,598	129,296	356,894	232,267	133,649	365,916
Net income allocated available for common and preferred shareholders	227,598	129,296	356,894	232,267	133,649	365,916

Basic denominator (thousands of shares)
Weighted average of shares	159,513	99,680	259,193	157,484	99,680	257,164

Basic earnings per thousands of shares (R$)	1.43	1.30		1.47	1.34

Diluted numerator
Net income allocated and not distributed	227,598	129,296	356,894	232,267	133,649	365,916
Net income allocated available for common and preferred shareholders	227,598	129,296	356,894	232,267	133,649	365,916

Diluted denominator
Weighted average of shares (thousands)	159,513	99,680	259,193	157,485	99,680	257,165
Stock call option	1,015	-	1,015	1,890	-	1,890

Diluted weighted average of shares (thousands)	160,528	99,680	260,208	159,375	99,680	259,055

Diluted earnings per thousands of shares (R$)	1.42	1.30		1.46	1.34

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

31.   Insurance coverage

Coverage at September 30, 2011 is considered sufficient by Management to meet possible losses and is summarized as follows:

		Parent Company	Consolidated
Insured assets	Covered risks	Amount insured	Amount insured
Property, equipment and inventories	Assigning profit	6,462,100	10,778,444
Profit	Loss of profits	1,379,175	2,425,559
Cars and other	Damages	449,158	449,241

In addition, the Company maintains specific policies referring to civil liability and Directors & Officers liability amounting to R$173,960.

32.   Private pension plan of defined contribution

In July 2007, the Company established a supplementary private pension plan of defined contribution on behalf of its employees to be managed by the financial institution Brasilprev Seguros e Previdência S.A. The Company pays monthly contributions on behalf of its employees. Contributions made by the Company referring to the period ended September 30, 2011 amounted to R$2,006 (R$1,725 at September 30, 2010), employees contributions amounted to R$2,921 (R$ 2,535 at September 30, 2010). The plan had 956 participants at September 30, 2011 (899 at September 30, 2010).

33.   Segment information

The Management divided the entities recently acquired into four segments, as follows.

·       Retail – Includes the banners Pão de Açúcar, CompreBem, Extra, Sendas and explores the retail activity;

·       Home Appliances – Includes the banners Ponto Frio and Casas Bahia;

·       Cash & Carry  – Includes the banner ASSAI; and

·       E-commerce includes the sites www.pontofrio.com.br, www.extra.com.br  and www.casasbahia.com.br.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

33.   Segment information - Continued

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated quarterly financial information. GPA financing (including financial costs and financial income) and income taxes are managed on a segment basis.

The Company is engaged in operations of retail stores located in 20 states and the Federal District of Brazil. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker who has been identified as the chief executive officer.

The chief operating decision-maker allocates resources and assesses performance by reviewing results and other information related to four segments. These four segments are identified based on the decentralization of management of the businesses. These three segments include the Retail segment operating principally under the trade names “Pão de Açúcar”, “Comprebem”, “Extra”, “Extra Perto”, “Extra Fácil”, and “Sendas”, the Cash & Carry segment which includes the Barcelona and operates under the trade name “Assai”, and the Home Appliances segment which includes the Globex and Nova Casa Bahia that operate under the trade names “Ponto Frio” and “Casas Bahia”. Operating segments have not been aggregated to form the reportable segments.

In 2010, the Company identified the e-commerce segment separate from the home appliances segment due to different strategy and business management, which includes the sites pontofrio.com.br, extra.com.br  and casasbahia.com.br.

The Company measures the results of segments using the accounting practices adopted in Brazil and IFRS, among other measures, each segment’s operating profit, which includes certain corporate overhead allocations. At times, the Company revises the measurement of each segment’s operating profit, including any corporate overhead allocations, as dictated by the information regularly reviewed by the chief operating decision-maker. When revisions are made, the results of operating for each segment affected by the revisions is restated for all periods presented to maintain comparability. Information for our segments is included in the following table:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

33.   Segment information - Continued

	Balance at 9.30.2011
Description	Retail	Cash and carry	Home appliances	E-commerce	Total	Removal	Total
Sales net revenue	15,626,067	2,745,660	12,671,814	2,185,092	33,228,633	(4,990)	33,223,643
Gross profit	4,373,627	357,023	3,848,185	346,751	8,925,586	(4,990)	8,920,596
Depreciation and amortization	(344,145)	(23,571)	(93,248)	(5,246)	(466,210)	-	(466,210)
Financial expenses	(727,526)	(73,972)	(588,668)	(96,345)	(1,486,511)	53,225	(1,433,286)
Financial income	300,961	5,332	189,770	782	496,845	(53,225)	443,620
Operating income	854,025	24,911	355,104	101,862	1,335,902	(489)	1,335,413
Earnings before income tax and social contribution	441,834	(43,729)	(34,149)	6,298	370,254	-	370,254
Income tax and social contribution	(66,756)	15,150	8,484	(2,640)	(45,762)	-	(45,762)
Profit	409,306	(28,579)	(27,492)	3,659	356,894	-	356,894
Current assets	6,591,361	721,283	8,279,167	561,452	16,153,263	(715,153)	15,438,110
Noncurrent assets	12,674,734	499,012	2,739,176	100,670	16,013,592	(498,995)	15,514,597
Current liabilities	3,968,064	502,108	6,101,609	607,843	11,179,624	(959,681)	10,219,943
Noncurrent liabilities	8,163,465	501,764	2,227,228	127	10,892,584	(59,840)	10,832,744

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2011

(In thousands of Reais, except when otherwise stated)

33.   Segment information - Continued

	Balance at 9.30.2010
Description	Retail	Cash and carry	Home appliances	E-commerce	Total	Removal	Total
Sales net revenue	14,936,604	2,007,176	3,108,868	999,105	21,051,753	6,140	21,057,893
Gross profit	3,959,453	289,176	640,136	162,592	5,051,357	6,139	5,057,496
Depreciation and amortization	(257,163)	(17,660)	(38,308)	(1,210)	(314,341)	-	(314,341)
Financial expenses	(461,648)	(36,665)	(162,769)	(43,932)	(705,014)	11,973	(693,041)
Financial income	220,366	6,346	12,555	246	239,513	(11,973)	227,540
Operating income	689,245	46,829	150,613	45,247	931,934	-	931,934
Income tax and social contribution	492,682	18,377	9,984	1,560	522,603	-	522,603
Financial income	(155,065)	(8,561)	961	1,468	(161,197)	-	(161,197)
Profit	337,616	9,816	10,945	3,029	361,406	-	361,406

			Balance at 12.31.2010
Current assets	7,142,508	725,622	7,416,144	513,922	15,798,196	(1,095,868)	14,702,328
Noncurrent assets	13,780,282	711,971	2,215,770	72,282	16,780,305	(1,805,932)	14,974,373
Current liabilities	5,711,429	738,753	4,953,436	537,392	11,941,010	(1,125,084)	10,815,926
Noncurrent liabilities	6,899,450	512,839	1,998,313	168	9,410,770	(133,765)	9,277,005

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Other Information Deemed as Relevant by the Company

33.   Segment information - Continued

·       Eliminations are composed of intercompany’s balances;

·       Mainly related to the classification of deferred income tax from current to non-current;

Entity general information

The Company operates primarily as a retailer of food, clothing, home appliances and other products. Total revenues are composed of the following types of products:

	9.30.2011	9.30.2010
Food	55.3%	80.5%
Non-food	44.7%	19.5%
Total	100.0%	100.0%

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Other Information Deemed as Relevant by the Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES, UP TO THE INDIVIDUAL LEVEL
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (Publicly-held company)					Shareholding at 9/30/2011 (In units)
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
WILKES PARTICIPAÇÕES S.A.	65,400,000	65.61%	-	0.00%	65,400,000	25.13%
SUDACO PARTICIPAÇÕES LTDA.	28,619,178	28.71%	3,091,566	1.93%	31,710,744	12.19%
ONYX 2006 PARTICIPAÇÕES LTDA.	-	0.00%	20,635,313	12.85%	20,635,313	7.93%
CASINO GUICHARD PERRACHON *	5,600,052	5.62%	-	0.00%	5,600,052	2.15%
SEGISOR *	-	0.00%	5,091,754	3.17%	5,091,754	1.96%
STANHORE TRADING INTERNATIONAL S.A.*	-	0.00%	7,398,417	4.61%	7,398,417	2.84%
RIO PLATE EMPREENDIMENTOS E PARTICIPAÇÕES LTDA.	-	0.00%	4,076,494	2.54%	4,076,494	1.57%
PENÍNSULA PARTICIPAÇÕES LTDA.	-	0.00%	2,622,182	1.63%	2,622,182	1.01%
PAIC PARTICIPAÇÕES LTDA.	-	0.00%	652,140	0.41%	652,140	0.25%
BENGAL LLC *	-	0.00%	8,378,461	5.22%	8,378,461	3.22%
OREGON LLC *	-	0.00%	3,475,300	2.16%	3,475,300	1.34%
KING LLC*	-	0.00%	4,752,590	2.96%	4,752,590	1,83%
LOBO I LLC*	-	0.00%	6,566,493	4,09%	6,566,493	2.52%
PINCHER LLC*	-	0.00%	1,550,000	0,97%	1,550,000	0.60%
PARKER I LLC*	-	0.00%	3,272,123	2,04%	3,272,123	1.26%
TREASURY SHARES	-	0.00%	232,586	0.14%	232,586	0.09%
OTHER	60,621	0.06%	88,743,231	55.28%	88,803,852	34.13%
TOTAL	99,679,851	100.00%	160,538,650	100.00%	260,218,501	100.00%

(*) Foreign Company

CORPORATE’S CAPITAL STOCK DISTRIBUTION (COMPANY’S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
WILKES PARTICIPAÇÕES S.A					Shareholding at 9/30/2011 (In units)
Shareholder/Quotaholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
PENINSULA PARTICIPAÇÕES LTDA.	20,375,000	50.00	-	-	20,375,000	27.00
SUDACO PARTICIPAÇÕES LTDA.	20,375,000	50.00	34,723,824	100.00	55,098,824	73.00
TOTAL	40,750,000	100.00	34,723,824	100.00	75,473,824	100.00

CORPORATE’S CAPITAL STOCK DISTRIBUTION (COMPANY’S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
SUDACO PARTICIPAÇÕES S.A			Shareholding at 9/30/2011 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
PUMPIDO PARTICIPAÇÕES LTDA	3,585,804,573	100.00	3,585,804,573	100.00
TOTAL	3,585,804,573	100.00	3,585,804,573	100.00

CORPORATE’S CAPITAL STOCK DISTRIBUTION (COMPANY’S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
ONYX 2006 PARTICIPAÇÕES LTDA.			Shareholding at 9/30/2011 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
RIO PLATE EMPREEND. E PARTIC. LTDA	515,580,242	99.99	515,580,242	99.99
ABILIO DOS SANTOS DINIZ	10,312	0.01	10,312	0.01
TOTAL	515,590,554	100.00	515,590,554	100.00

CORPORATE’S CAPITAL STOCK DISTRIBUTION (COMPANY’S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
PENÍNSULA PARTICIPAÇÕES LTDA					Shareholding at 9/30/2011 (In units)
Shareholder/Quotaholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
ABILIO DOS SANTOS DINIZ	250,659,233	61.48	3	42.86	250,659,236	61.48
JOÃO PAULO F.DOS SANTOS DINIZ	39,260,447	9.63	1	14.29	39,260,448	9.63
ANA MARIA F.DOS SANTOS DINIZ D'ÁVILA	39,260,447	9.63	1	14.29	39,260,448	9.63
PEDRO PAULO F.DOS SANTOS DINIZ	39,260,447	9.63	1	14.29	39,260,448	9.63
ADRIANA F.DOS SANTOS DINIZ	39,260,447	9.63	1	14.29	39,260,448	9.63
TOTAL	407,701,021	100.00	7	100.00	407,701,028	100.00

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Other Information Deemed as Relevant by the Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES, UP TO THE INDIVIDUAL LEVEL
	PUMPIDO PARTICIPAÇÕES LTDA		Shareholding at 9/30/2011 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
SEGISOR**	3,633,544,694	100.00	3,633,544,694	100.00
TOTAL	3,633,544,694	100.00	3,633,544,694	100.00

(**) Foreign Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES, UP TO THE INDIVIDUAL LEVEL
RIO PLATE EMPREENDIMENTOS E PARTICIPAÇÕES LTDA			Shareholding at 9/30/2011 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
PENÍNSULA PARTICIPAÇÕES LTDA	566,610,599	100.00	566,610,599	100.00
ABILIO DOS SANTOS DINIZ	1	0.00	1	-
TOTAL	566,610,600	100.00	566,610,600	100.00

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES, UP TO THE INDIVIDUAL LEVEL
SEGISOR			Shareholding at 9/30/2011 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
CASINO GUICHARD PERRACHON (*)	937,121,094	100.00	937,121,094	100.00
TOTAL	937,121,094	100.00	937,121,094	100.00

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding at 9/30/2011
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Controlling Parties	99,619,331	99.94%	71,581,451	44.59%	171,200,782	65.79%

Management
Board of Directors	-	0.00%	4,388	0.00%	4,388	0.00%
Board of Executive Officers	-	0.00%	717,012	0.45%	717,012	0.28%

Fiscal Council	-	0.00%	-	0.00%	-	0.00%

Treasury Shares	-	0.00%	232,586	0.14%	232,586	0.09%

Other Shareholders	60,520	0.06%	88,003,213	54.82%	88,063,733	33.84%

Total	99,679,851	100.00%	160,538,650	100.00%	260,218,501	100.00%

Outstanding Shares	60,520	0.06%	88,003,213	54.82%	88,063,733	33,84%

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding at 9/30/2010
Shareholder	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
	Number	%	Number	%	Number	%	Number	%
Controlling Parties	99,619,331	99.94%	40,714,140	26.35%	2,086,078	62.29%	142,419,549	55.30%

Management
Board of Directors	-	0.00%	4,371	0.00%	-	0.00%	4,371	0.00%
Board of Executive Officers	-	0.00%	536,063	0.35%	2,689	0.08%	538,752	0.21%

Fiscal Council	-	0.00%	-	0.00%	-	0.00%	-	0.00%

Treasury Shares	-	0.00%	232,586	0.15%	-	0.00%	232,586	0.09%

Other Shareholders	60,520	0.06%	113,004,571	73.15%	1,260,044	37.63%	114,325,135	44.39%

Total	99,679,851	100.00%	154,491,731	100.00%	3,348,811	100.00%	257,520,393	100.00%

Outstanding Shares	60,520	0.06%	113,004,571	73.15%	1,260,044	37.63%	114,325,135	44.39%

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Reports and Statements / Special Review Report - Unqualified

REPORT ON QUARTERLY INFORMATION REVIEW

To the Management and Shareholders of

Companhia Brasileira de Distribuição

Introduction

We have reviewed the accompanying individual and consolidated balance sheet of Companhia Brasileira de Distribuição and subsidiaries as of September 30, 2011, and the related statements of income for the three and nine-month periods then ended, and changes in equity and cash flows for the nine-month period then ended.

Management is responsible for the preparation and the presentation of this interim individual financial information in accordance with Technical Pronouncement CPC 21 – Interim financial  Reporting  and consolidated interim financial information in accordance with CPC 21 and the international accounting standard (IAS) 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB),  as well as for the presentation of this information consistently with the rules issued by Comissão de Valores Imobiliarios - CVM (Brazilian Securities and Exchange Commission) applicable to the preparation of  the quarterly financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with the Brazilian and International Standards on Review Engagements (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual quarterly financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information is not prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of Quarterly Financial Information – ITR and the standards issued by the Brazilian Securities and Exchange Commission (CVM).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information –September 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Reports and Statements / Special Review Report - Unqualified

Conclusion on the consolidated quarterly financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information is not prepared, in all their material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Financial Information – ITR and the standards issued by the Brazilian Securities and Exchange Commission (CVM).

Other matters

Interim Statements of Value Added

We also have reviewed the individual and consolidated interim statements of value added (“DVA”), for the nine-month period ended on September 30, 2011. Management is responsible for the preparation of these statements, which is required by the rules issued by Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Financial Information  and as supplemental information for IFRS, which do not require the disclosure of SVA. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that these statements are not fairly presented, in all their material respects, in relation to the individual and consolidated quarterly financial information taken as a whole.

São Paulo, November 1st, 2011.

Ernst & Young Terco

Auditores Independentes S.S.

CRC-2-SP 015199/O-6

Antonio Carlos Fioravante

Accountant

CRC-1-SP 184973/O-0

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 16, 2011	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.